     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 7, 1996.

                                                    REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                             ---------------------

                                  TRACOR, INC.
             (Exact name of registrant as specified in its charter)

                      DELAWARE                                              74-2618088
           (State or other jurisdiction of                               (I.R.S. Employer
           incorporation or organization)                               Identification No.)

                                6500 TRACOR LANE
                              AUSTIN, TEXAS 78725
                                 (512) 926-2800
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                                JAMES B. SKAGGS
                                  TRACOR, INC.
                                6500 TRACOR LANE
                              AUSTIN, TEXAS 78725
                                 (512) 926-2800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

                DARREL A. RICE, ESQ.                                     JOSEPH A. COCO, ESQ.
          WINSTEAD SECHREST & MINICK P.C.                        SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                  1201 ELM STREET                                          919 THIRD AVENUE
               5400 RENAISSANCE TOWER                                  NEW YORK, NEW YORK 10022
                DALLAS, TEXAS 75270                                         (212) 735-3000
                   (214) 745-5255

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /_________________
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /_______________
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                        CALCULATION OF REGISTRATION FEE

=================================================================================================================================
PROPOSED MAXIMUM   PROPOSED MAXIMUM
                TITLE OF EACH CLASS OF                      AMOUNT TO       OFFERING PRICE        AGGREGATE          AMOUNT OF
             SECURITIES TO BE REGISTERED                  BE REGISTERED      PER SHARE(1)     OFFERING PRICE(1)  REGISTRATION FEE
- ---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value..........................   2,975,000(2)(3)        $20.94         $62,296,500.00       $21,481.55
=================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low sales prices reported on the Nasdaq National Market on June 4, 1996.
(2) This registration statement includes a combined prospectus relating to the offering of up to 7,475,000 shares of the Registrant's common stock. Of these shares, 2,975,000 shares are registered hereby and 4,500,000 shares were previously registered on Registration Statement No. 333-03330, filed with the Commission on April 10, 1996. A filing fee of $40,074.08 was previously paid with such earlier registration statement.
(3) Includes up to 975,000 shares of the Registrant's common stock which may be purchased by the U.S. Underwriters in respect of an over-allotment option granted to them.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

     THIS REGISTRATION STATEMENT INCLUDES A COMBINED PROSPECTUS WHICH ALSO
RELATES TO REGISTRATION STATEMENT NO. 333-03330.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     The Registration Statement contains a Prospectus relating to a public offering in the United States and Canada of an aggregate of 4,264,784 shares of Common Stock, par value $.01 per share, of the Company (the "United States Offering"), together with a separate prospectus cover page relating to a concurrent offering outside the United States and Canada of an aggregate of 1,066,196 shares of Common Stock, par value $.01 per share, of the Company (the "International Offering"). The complete prospectus for the United States Offering follows immediately. Following such prospectus is the alternate cover page for the prospectus for the International Offering. The front cover page of the prospectus for the International Offering will appear in lieu of the front cover page of the prospectus for the United States Offering. All other pages of the prospectus for the United States Offering are to be used for both the United States Offering and the International Offering.

     Ten copies of the complete Prospectus for each of the United States Offering and the International Offering in the exact forms in which they are to be used after effectiveness will be filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the General Rules and Regulations under the Securities Act of 1933, as amended.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE SECURITIES DESCRIBED HEREIN, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED JUNE   , 1996

                                5,330,980 SHARES

                                     TRACOR

                                  COMMON STOCK
                            ------------------------
 Of the 5,330,980 Shares of Common Stock being offered hereby, 4,264,784 Shares are being offered initially in the United States and Canada by the U.S. Underwriters and 1,066,196 Shares are being offered initially outside the
        United States and Canada by the International Underwriters. See "Underwriters." Of the 5,330,980 Shares of Common Stock being offered hereby, 2,000,000 Shares are being sold by the Company and 3,330,980
        Shares are being sold by the Selling Stockholders. See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of the Shares being sold by the Selling
             Stockholders. The Common Stock is quoted on the Nasdaq
           National Market under the symbol "TTRR." On June   , 1996,
            the reported last sale price of the Common Stock on the
                       Nasdaq National Market was $     .
                            ------------------------
  SEE "RISK FACTORS" BEGINNING ON PAGE 9 HEREOF FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
           SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                              PRICE $      A SHARE

                            ------------------------

                                                  UNDERWRITING                       PROCEEDS TO
                                    PRICE TO     DISCOUNTS AND    PROCEEDS TO          SELLING
                                     PUBLIC      COMMISSIONS(1)    COMPANY(2)      STOCKHOLDERS(2)
                                ------------------------------------------------   ----------------
Per Share.......................        $              $               $                  $
Total(3)........................        $              $               $                  $

- ---------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."

(2) The Company has agreed to pay the expenses of the offering, estimated at
    $          .

(3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of additional shares at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to the Company
    and Proceeds to Selling Stockholders will be $          , $          ,
    $          and $          , respectively. See "Underwriters."

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Skadden, Arps, Slate, Meagher & Flom, counsel for the Underwriters. It is expected that
delivery of the Shares will be made on or about             , 1996, at the
offices of Morgan Stanley & Co. Incorporated, New York, New York, against payment therefor in immediately available funds.
MORGAN STANLEY & CO.
          INCORPORATED
                 BEAR, STEARNS & CO. INC.
                                 BT SECURITIES CORPORATION
                                               OPPENHEIMER & CO., INC.
            , 1996

     IN CONNECTION WITH THIS OFFERING, THE U.S. UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITERS."

     DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7 AND 10B-8 UNDER THE EXCHANGE ACT.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY THE SELLING STOCKHOLDERS OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

     For investors outside the United States: No action has been or will be taken in any jurisdiction by the Company, by the Selling Stockholders or by any Underwriter that would permit a public offering of the Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company, by the Selling Stockholders and by the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Common Stock and the distribution of this Prospectus.

     In this Prospectus references to "dollars" and "$" are to United States dollars, and the terms "United States" and "U.S." mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.
                            ------------------------

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
Prospectus Summary....................................................................    3
Risk Factors..........................................................................    9
Westmark Acquisition..................................................................   10
Use of Proceeds.......................................................................   11
Price Range of Common Stock and Series A Warrants.....................................   11
Dividend Policy.......................................................................   12
Capitalization........................................................................   13
Selected Historical and Pro Forma Financial Data......................................   14
Selected Historical Sales Percentages.................................................   16
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................   17
Business..............................................................................   21
Management............................................................................   33
Selling Stockholders..................................................................   36
Shares Eligible for Future Sale.......................................................   38
Description of Capital Stock..........................................................   39
Underwriters..........................................................................   40
Legal Matters.........................................................................   42
Experts...............................................................................   43
Available Information.................................................................   43
Incorporation of Certain Documents By Reference.......................................   44
Index to Financial Statements.........................................................  F-1

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto included elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the U.S. Underwriters' over-allotment option and no exercise of outstanding options. See "Underwriters." Certain capitalized terms which are used but not defined in this summary are defined elsewhere in this Prospectus.

                                  THE COMPANY

     Tracor, Inc. (collectively with its subsidiaries, "Tracor" or the "Company") provides sophisticated electronic products, systems and services for the U.S. Department of Defense ("DOD"), other U.S. government agencies, foreign governments and commercial customers. The Company's business units operate primarily in the U.S. and foreign defense electronics markets and largely support existing high-priority DOD weapons, platforms and systems. The Company's products and services enable defense customers to enhance the operational performance and readiness of existing weapons as well as extend their useful lives and survivability. As a result, the Company believes it is well positioned to benefit from fundamental changes in national defense strategy precipitated by the end of the Cold War. Since August 1993, the Company has made three substantial acquisitions as part of its strategy to take advantage of a consolidating defense industry. Largely as a result of such acquisitions, Tracor's revenues and net income have increased from $261.8 million and $4.5 million, respectively, in 1992 to $998.1 million and $26.7 million, respectively, on a pro forma basis in 1995.

     A key component of the Company's strategy has been establishing itself as an industry leader in several high-priority DOD program areas, including:

          - Navy Systems Engineering and Integration: Tracor is a major provider of systems engineering and integration services to the U.S. Navy and is the principal systems integrator for certain key programs, including both the radio communications suite for cruisers and destroyers equipped with the AEGIS weapon system and the submarine ballistic missile program. The Company has a similar position in other key programs, including shipboard anti-air warfare guided missile systems (including AEGIS) and the Tomahawk cruise missile.

          - Imagery Exploitation and Mission Planning: Tracor develops enhanced image interpretation and mission planning systems for the DOD and provides these high-priority systems to several critical areas within the defense and intelligence markets.

          - Countermeasures Dispensers: The Company designed, and currently is the only manufacturer of, the most advanced and widely used countermeasures dispenser systems in the U.S. and is a major supplier of countermeasures expendables in the domestic and international defense markets. These systems provide an important, cost-effective means of protecting combat aircraft and crews.

          - Drones: Tracor designs, modifies and converts military aircraft into remotely controlled aerial targets ("drones") and produces sub-scale drones, both of which are critical elements of weapons testing and evaluation. To date, the Company has produced more full-scale target drones than any other DOD contractor.

          - Automatic Test Systems: The Company supplies avionics automatic test equipment to the U.S. Air Force which substantially improves the readiness of advanced military aircraft, including the F-16 fighter. Tracor also is supplying test equipment for the new Japanese F-2 fighter.

     The Company believes its established positions in high-priority program areas are due, in part, to its longstanding, consistently high-quality performance under existing contracts. Tracor has won substantially all material contract recompetitions in which it has been involved in the last several years and is the recipient of numerous performance awards, including more than 20 Blue Ribbon awards, placing the Company among the approximately top one percent of contractors who received the award based on their individual records for on-schedule deliveries with no quality defects. For the high-priority AEGIS program, Tracor provides primary support for a U.S. Navy unit which won an unprecedented thirteenth AEGIS Excellence Award. All Tracor units emphasize continuous improvement to increase efficiencies and enhance competitiveness. Two operations recently achieved ISO 9001 certification and a third achieved ISO 9002, enabling the Company to reduce costs associated with military specifications and to comply with foreign customer requirements. One of Tracor's major subsidiaries also achieved the Software Engineering Institute ("SEI") Level 3 certification, placing it in the elite class of the 10 percent of software companies which have adopted a standard software process for both management and engineering activities. The Company's competitive performance and cost structure have allowed it to develop strong, long-lasting relationships with its major customers. The Company has been the prime contractor for services and products for many of the U.S. government's key existing programs for periods ranging from 15 to 40 years, and in many cases has been involved in the evolution of a program or weapons class since its inception. The Company currently is performing under approximately 740 contracts with approximately 105 separate agencies of the U.S. government. This existing business base led to a firm backlog of $966 million on April 30, 1996.

     The two other primary components of Tracor's business strategy are (i) strategic acquisitions of companies with complementary business areas where significant consolidation and cost reduction opportunities exist and (ii) the expansion into new business areas which complement existing technological expertise. The Company's recent acquisitions have broadened and strengthened the Company's position in core business areas and have created significant opportunities for cost savings. The acquisition of Vitro Corporation and its subsidiaries (individually and collectively, "Vitro") in August 1993 established the Company as a major provider of engineering and management support to the U.S. Navy. The acquisition of GDE Holdings, Inc. and its subsidiaries (individually and collectively, "GDE") in November 1994 established Tracor as a major provider of advanced digital imagery and mission planning technology and has made it the largest supplier of avionics automatic test equipment to the U.S. Air Force. The acquisitions of Vitro and GDE also established Tracor as a key supplier to the civilian and defense intelligence organizations of the U.S. government. The acquisition of AEL Industries, Inc. ("AEL") in February 1996 strengthened Tracor's position in long-term electronic warfare production programs and added key capabilities in radio frequency, antenna and microwave technologies. The Company has a large employee base with special high-level security clearances, which are critical for building a presence in the intelligence market. The Company is also actively developing commercial and other nondefense applications for its technology in a number of diverse markets.

     The largest portion of Tracor's business is in the operations and maintenance segment of the U.S. defense budget. Operations and maintenance now exceeds procurement as the largest segment of the DOD budget. DOD operations and maintenance expenditures emphasize maintaining the readiness of armed forces and are concentrated on upgrading the effectiveness of existing combat systems and on extending their useful lives. Because the Company is a major supplier of systems and services which improve effectiveness, prolong the life of existing weapons platforms and enhance the survivability of combat systems at a relatively low cost, management believes the Company will benefit from these priorities in the DOD budget. A modest increase in the procurement portion is expected, and Tracor is well positioned to benefit from this upturn.

     Tracor is organized under the laws of Delaware with principal executive offices located at 6500 Tracor Lane, Austin, Texas 78725 (telephone number:
(512) 926-2800).

                               MAJOR ACQUISITIONS

     In recent years the Company has completed three important acquisitions in connection with the implementation of its broader business strategy. In August 1993, Tracor acquired Vitro for approximately $92 million. This acquisition more than doubled Company revenues and made the combined entity a major provider of systems engineering and integration support to the U.S. Navy. In November 1994, the Company purchased GDE for approximately $102 million (the "GDE Acquisition"), which established the Company as a major provider of advanced digital imagery technology to both the DOD and the intelligence community. In February 1996, the Company purchased AEL for approximately $103 million (the "AEL Acquisition") which strengthened Tracor's position in long-term electronic warfare production programs and added key capabilities in radio frequency, antenna and microwave technologies.

     The acquisitions of Vitro, GDE and AEL have strengthened the Company's core businesses and enhanced the Company's ability to compete in non-traditional business areas. In particular, the Company expects to have an increased ability to bid on contracts in new business areas which draw upon complementary capabilities or customer relationships of any or all of the acquired companies. In addition, since the acquisition of Vitro, significant cost savings have been realized resulting from the consolidation of facilities, staff reductions, process improvements and elimination of other duplicative costs. While a substantial portion of such savings will also result in reductions in sales under cost-reimbursement contracts, the Company's cost competitiveness should be enhanced. The Company has also realized significant net cost savings in connection with the GDE Acquisition and has identified substantial savings in connection with the AEL Acquisition. Management believes the continuing consolidation within the defense industry will result in additional opportunities for the Company to make attractive acquisitions.

                              WESTMARK ACQUISITION

     On June   , 1996, the Company consummated the acquisition (the "Westmark
Acquisition") of substantially all of the assets of Westmark Systems, Inc. ("Westmark"). The purchase consideration paid by Tracor to Westmark in the Westmark Acquisition included 8,267,435 shares of Common Stock. The principal assets of Westmark acquired by Tracor in the Westmark Acquisition were 978,458 shares of Class A Common Stock, a Series B Warrant to purchase 5,249,428 shares of Common Stock (the "Series B Warrant"), and a Series C Warrant to purchase 5,455,000 shares of Common Stock (the "Series C Warrant" and, together with the Series B Warrant, the "Tracor Warrants"). The shares of the Class A Common Stock and the Tracor Warrants were cancelled and will not be reissued. See "Westmark Acquisition."

                                  RISK FACTORS

     An investment in the Common Stock involves certain risks that a prospective investor should carefully consider, including risks associated with the Company's high degree of leverage and reliance on acquisitions for growth, as well as industry related risks associated with potential reductions or changes in military expenditures and risks associated with government contracts. Prospective investors should also consider the potential adverse effects of substantial future sales of Common Stock, an issuance of preferred stock by the Company and the application of certain provisions of state law which may discourage parties from seeking to acquire the Company. See "Risk Factors."

                                  THE OFFERING

Common Stock Offered(1):
  Common Stock Offered by the Company........  2,000,000 shares
  Common Stock Offered by the Selling
     Stockholders............................  3,330,980 shares
          Total Common Stock Offered.........  5,330,980 shares
  U.S. Offering..............................  4,264,784 shares
  International Offering.....................  1,066,196 shares
Common Stock to be outstanding after the
  Offering...................................  23,586,280 shares
Common Stock and Common Stock
  Equivalents to be outstanding after the
  Offering(2)................................  26,575,878 shares
Use of proceeds by the Company...............  To reduce indebtedness, which will provide the
                                               Company with more financial flexibility to
                                               pursue its ongoing strategies, including
                                               appropriate acquisitions. The Company will not
                                               receive any proceeds from the sale of shares
                                               of Common Stock by the Selling Stockholders.
Nasdaq National Market symbol................  TTRR

- ---------------
(1) Assumes no exercise of the U.S. Underwriters' over-allotment option. See "Underwriters."

(2) Includes 1,753,410 shares of Common Stock issuable upon exercise of employee stock options outstanding as of March 31, 1996, of which 615,550 were exercisable as of March 31, 1996 and an additional 162,500 will become exercisable on or before September 30, 1996. Also includes 1,236,188 shares deliverable upon exercise of warrants. See "Shares Eligible for Future Sale."

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following summary financial data should be read in conjunction with the historical consolidated financial statements of Tracor, Inc. and the Unaudited Pro Forma Condensed Combined Financial Information of Tracor, Inc. and AEL Industries, Inc. and the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all of which are included elsewhere in this Prospectus.

                                       THREE MONTHS ENDED MARCH 31,                    YEAR ENDED DECEMBER 31,
                                     --------------------------------  -------------------------------------------------------
                                     PRO FORMA        HISTORICAL       PRO FORMA                    HISTORICAL
                                     ---------   --------------------  ----------   ------------------------------------------
                                     1996(1)(2)    1996       1995      1995(1)       1995      1994(3)    1993(3)     1992
                                     ---------   ---------  ---------  ----------   ---------  ---------  ---------  ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales......................... $245,900    $ 229,047  $ 211,241  $  998,110   $ 886,920  $ 694,037  $ 407,495  $ 261,835
  Cost of sales.....................  204,884      181,993    168,627     796,792     713,802    568,020    333,852    214,070
  Selling, administrative, and
    general expenses................   30,849       27,607     26,239     125,709     104,928     78,201     49,889     36,639
                                     --------     --------   --------    --------    --------   --------   --------   --------
  Earnings before interest and
    income taxes....................   10,167       19,447     16,375      75,609      68,190     47,816     23,754     11,126
  Interest expense..................    6,461        5,683      5,398      27,380      19,496     16,771      8,277      3,746
                                     --------     --------   --------    --------    --------   --------   --------   --------
  Income before income taxes........    3,706       13,764     10,977      48,229      48,694     31,045     15,477      7,380
  Income taxes......................    2,115        6,103      4,727      21,556      20,831     12,498      6,200      2,850
                                     --------     --------   --------    --------    --------   --------   --------   --------
  Net income........................ $  1,591    $   7,661  $   6,250  $   26,673   $  27,863  $  18,547  $   9,277  $   4,530
                                     ========     ========   ========    ========    ========   ========   ========   ========
SHARE DATA:
  Historical and pro forma(4):
    Net income per common and common
      equivalent share:
      Primary....................... $    .08    $     .32  $     .30  $     1.18   $    1.23  $     .96  $     .56  $     .32
      Fully diluted................. $    .08    $     .32  $     .30  $     1.18   $    1.23  $     .93  $     .54  $     .32
    Weighted average common and
      common equivalent shares......   24,878       24,878     23,138      24,168      24,168     22,113     22,069     21,953
  As adjusted(5):
    Net income per common and common
      equivalent share:
      Primary....................... $    .07                          $     1.18
      Fully diluted................. $    .07                          $     1.18
    Weighted average common and
      common equivalent shares......   23,418                              22,645
OPERATING AND OTHER DATA:
  EBITDA(6)......................... $ 17,685    $  25,786  $  22,018  $  105,770   $  91,044  $  62,562  $  33,368  $  17,940
  Capital expenditures..............    3,884        2,754      1,721      18,890      13,676     11,007      8,435      7,360
  Firm backlog......................  995,960      995,960    785,163   1,001,378     923,978    806,228    590,366    301,502

                                                 MARCH 31, 1996
                                           ---------------------------
                                                         AS ADJUSTED
                                                           FOR THE
                                                           WESTMARK
                                                         ACQUISITION
                                                           AND THE
                                           HISTORICAL   OFFERING(5)(7)
                                           ----------   --------------
                                                 (in thousands)
BALANCE SHEET DATA:
  Working capital.........................  $152,976       $151,476
  Total assets............................   616,370        615,034
  Total long-term debt....................   306,699        266,874
  Shareholders' equity....................   144,671        183,094

- ---------------
(1) The pro forma income statement data, share data and operating and other data have been derived from the Unaudited Pro Forma Condensed Combined Financial Information of Tracor, Inc. and AEL Industries, Inc. and give effect to the AEL Acquisition (consummated February 22, 1996), the financing thereof and the payment of fees and expenses in connection therewith, as if the acquisition and related financing thereof had occurred as of January 1, 1995.

(2) Reflects charges to net income by AEL prior to the AEL Acquisition as follows:

    Charges to income before income taxes:
      Provision for loss on fixed price contracts..............................  $ 8,403
      Lower of cost or market inventory reserve................................      800
      Non-recurring compensation expense related to the sale of AEL............      819
      Other non-recurring costs related to the sale of AEL.....................    1,500
                                                                                 -------
    Total charges to income before income taxes................................   11,522
    Tax effect of the above charges............................................   (4,109)
                                                                                 -------
    Total charges to net income................................................  $ 7,413
                                                                                 =======

(3) Reflects the acquisition of GDE on November 17, 1994 and the acquisition of Vitro on August 25, 1993.

(4) Both primary and fully diluted net income per share amounts are computed in accordance with the modified treasury stock method using the weighted average common shares outstanding and equivalents assuming the exercise of all outstanding warrants and options for common shares. The modified treasury stock method of calculating earnings per share is used whenever the number of shares of common stock obtainable upon the exercise of outstanding options and warrants in the aggregate exceeds 20% of the number of common shares outstanding at the end of the period. The modified treasury stock method limits the Company's assumed purchase of common stock acquired to satisfy option and warrant exercises to 20% of the outstanding common shares. The balance of proceeds is assumed to be used to retire debt and any remaining balances of funds are assumed to be reinvested in U.S. government securities or commercial paper.

(5) In addition to giving effect to the AEL Acquisition, reflects the cancellation of the Class A Common Stock, the Series B Warrant and the Series C Warrant and the issuance of 8,267,435 shares of Common Stock in the Westmark Acquisition, as if such shares had been issued on January 1, 1995. Both primary and fully diluted net income per share amounts are computed in accordance with the treasury stock method. The treasury stock method is used rather than the modified treasury stock method discussed in footnote (4) above, because the Company's outstanding options and warrants in the aggregate after the Westmark Acquisition do not exceed 20% of the number of common shares outstanding at the end of the period. Unlike the modified treasury stock method, the treasury stock method does not limit the Company's assumed purchase of common stock acquired to satisfy option and warrant exercises.

(6) "EBITDA" represents, for any relevant period, earnings before interest and income taxes, plus depreciation of property, plant and equipment and amortization of intangible assets. EBITDA is not a measure of performance or financial condition under generally accepted accounting principles, but is presented to provide additional information related to debt service capability. EBITDA should not be considered in isolation or as a substitute for other measures of financial performance or liquidity under generally accepted accounting principles.

(7) As adjusted to reflect the receipt of the estimated net proceeds from the sale of 2,000,000 shares of Common Stock offered by the Company hereby, after deducting underwriting discounts and commissions and other estimated offering expenses. This excludes net proceeds to the Company from the sale of shares of Common Stock pursuant to the exercise of the Underwriters' over-allotment option.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, prospective investors should carefully consider the following factors prior to making an investment in the Common Stock offered hereby.

HIGH LEVERAGE

     The Company is highly leveraged. The Company's leverage could have the following consequences for holders of the Common Stock: (a) additional financing for working capital, capital expenditures, acquisitions, or other purposes may be difficult to obtain; (b) a substantial portion of cash flow from operations must be dedicated to the payment of principal and interest on indebtedness; and
(c) the Company may be more vulnerable to defense industry or general economic downturns which may limit its ability to withstand competitive pressures.

     As of March 31, 1996, the Company's total indebtedness and stockholders' equity were $283.8 million and $144.7 million, respectively. See "Capitalization." The Company's ability to meet debt service obligations and to reduce total debt will be dependent upon its future performance, which, in turn, will be subject to general conditions in the defense industry and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.

RELIANCE ON ACQUISITIONS FOR GROWTH

     Expansion through acquisitions is an important component of the Company's growth strategy. However, the Company's continued ability to grow by acquisition is dependent upon, and may be limited by, the availability of acquisition candidates at reasonable prices, limitations in the Company's existing debt agreements and the Company's ability to obtain acquisition financing on acceptable terms. Competition in making acquisitions may come from larger companies with significantly greater resources. Without additional acquisitions and successful expansions and diversifications, the Company's ability to continue to grow successfully could be adversely affected. To the extent that the Company issues shares of Common Stock to finance any acquisition, existing stockholders may experience dilution. Further, there can be no assurance that the Company's management will be able to maintain or enhance the profitability of any acquired business or consolidate its operations to achieve cost savings. See "-- High Leverage," "-- Risks of Reductions or Changes in Military Expenditures" and "Business -- Company Strategy."

RISKS OF REDUCTIONS OR CHANGES IN MILITARY EXPENDITURES

     The primary customers of the Company are the U.S. Navy, Air Force, Army and other agencies of the DOD. Sales under contracts with the DOD or under subcontracts that identified the DOD as the ultimate purchaser represented approximately 81% of the Company's 1995 sales. The U.S. defense budget has been declining in real terms since the mid-1980s, resulting in some delays in new program starts, program stretch-outs and program cancellations. The U.S. defense budget has begun to stabilize and, for the first time since the mid-1980s, increased in 1996, excluding inflation. Approximately 70% of the Company's DOD business is funded by the operations and maintenance portion of the defense budget, which has declined less than any other segment and is expected to comprise approximately one-third of the defense budget over the next decade. A further significant decline in U.S. military expenditures, particularly in the operations and maintenance portion of the defense budget, or a reapportioning of such expenditures reducing the operations and maintenance segment, might materially and adversely affect the Company's sales and earnings. The loss or significant curtailment of the Company's material U.S. military contracts would materially and adversely affect the Company's future sales and earnings. See "Business -- Major Customers."

UNCERTAINTY ASSOCIATED WITH GOVERNMENT CONTRACTS

     The Company's contracts with the U.S. government and its prime contractors are subject to termination either upon default by the Company or at the convenience of the U.S. government. Termination for convenience provisions generally entitle the Company to recover costs incurred, settlement expenses and profit on work completed prior to termination. In addition to the right of the U.S. government to terminate, U.S.

government contracts are conditioned upon the continuing availability of congressional appropriations. Congress usually appropriates funds for a given program on a fiscal year basis even though contract performance may take more than one year. Consequently, at the outset of a major program, the contract is usually partially funded, and additional monies are normally, incrementally, committed to the contract by the procuring agency from appropriations made by Congress for future fiscal years. See "Business -- Government Contracts."

     The Company in the ordinary course of its business occasionally performs under contracts for which funding authorization from the U.S. government has either expired or not been obtained. No assurance can be given that the Company will realize the revenue expected from performing under such contracts.

     Because the Company contracts to supply goods and services to the U.S. government, it is also subject to other risks, including contract suspensions and changes in government policies or regulations. See "Business -- Government Contracts."

SHARES ELIGIBLE FOR FUTURE SALE

     The 8,267,435 shares of Common Stock issued in the Westmark Acquisition are eligible for sale in the public market, subject to certain limitations under the Securities Act of 1933, as amended (the "Securities Act"), applicable to affiliates of Westmark and certain agreements entered into among certain affiliates of Westmark which limit the number of shares available to be sold by such affiliates of Westmark to approximately one-half of the amount received by them in the Westmark Acquisition during the two years following the consummation of the Westmark Acquisition. Former shareholders of Westmark have two demand registration rights and unlimited incidental and piggy-back registration rights. Sales of substantial amounts of Common Stock (including shares that may be issued upon the exercise of employee stock options or shares deliverable upon exercise of warrants), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. In addition, the timing and amount of sales of any additional shares of Common Stock by stockholders may have an adverse effect on the Company's ability to raise additional equity capital. See "Shares Eligible for Future Sale."

ANTI-TAKEOVER PROVISIONS; PREFERRED STOCK

     The Certificate of Incorporation of the Company authorizes the Board of Directors to issue preferred stock without stockholder approval. The Board of Directors could use the preferred stock as a means to delay, defer or prevent a takeover attempt that a stockholder might consider in the Company's best interest. In addition, certain provisions of Delaware law and the Company's Certificate of Incorporation and Bylaws might impede a merger, consolidation, takeover or other business combination involving the Company, as well as specified transactions with an interested stockholder. See "Description of Capital Stock."

                              WESTMARK ACQUISITION

     On June   , 1996, the Company consummated the Westmark Acquisition. The purchase consideration paid by Tracor to Westmark in the Westmark Acquisition included 8,267,435 shares of Common Stock. The principal assets of Westmark acquired by Tracor in the Westmark Acquisition were 978,458 shares of Class A Common Stock and the Tracor Warrants. The shares of the Class A Common Stock and the Tracor Warrants were cancelled and will not be reissued.

     The Company's management believes the benefits of the Westmark Acquisition include the following:

- - Simplified Capital Structure: The shares of Class A Common Stock and Tracor Warrants acquired in the Westmark Acquisition have been cancelled and will not be reissued, resulting in a simplified capital structure. In addition, the cancellation of the Tracor Warrants will eliminate the requirement, for future financial reporting periods, that the Company utilize the "modified treasury method" of calculating earnings per share, a complex method not widely used or understood.

- - Orderly Distribution of Shares: The resale of shares by Selling Stockholders pursuant to this Prospectus and pursuant to other registration rights granted to holders of Common Stock received in connection with the Westmark Acquisition will provide for an orderly distribution of shares of Common Stock. Of the 8,267,435 shares of Common Stock issued to Westmark in the Westmark Acquisition, approximately 4,130,000 shares of Common Stock (approximately 50% of the total issued to Westmark) are subject to resale restrictions contained in agreements among certain affiliates of Westmark that restrict sales during the two-year period following consummation of the transaction. Of the shares of Common Stock not subject to such resale restrictions, approximately 3,330,980 shares of Common Stock are being offered for sale pursuant to this Prospectus and the remaining approximately 800,000 shares may be sold from time to time in accordance with applicable law.

- - Broader Stockholder Base: As a result of the liquidation of Westmark in connection with the Westmark Acquisition, the shares of Common Stock issued in the Westmark Acquisition are now held by approximately 58 stockholders rather than one stockholder. Additionally, as a result of the sale of shares of Common Stock by Selling Stockholders pursuant to this Prospectus, the Company's stockholder base will be further broadened.

See "Selected Historical and Pro Forma Financial Data."

                                USE OF PROCEEDS

     The net proceeds from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $39.8 million
($          if the Underwriters' over-allotment option is exercised in full).
The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

     The net proceeds to be received by the Company will be used to retire a portion of its indebtedness under its amended and restated credit agreement (the "Amended Credit Agreement"), which will provide the Company with more financial flexibility to pursue its ongoing strategies, including appropriate acquisitions. The Amended Credit Agreement provides for three term loan facilities and the net proceeds to be received by the Company from the Offering will be applied proportionately to partial repayment of these facilities. Such loan facilities bear interest at the Eurodollar rate plus 2 1/2%, 3% and 3 1/4%, respectively, resulting in a weighted average interest rate of 8.3%. The loan facilities mature on October 31, 1999, October 31, 2000, and April 30, 2001, respectively. On February 22, 1996, the indebtedness under the Amended Credit Agreement was increased by $135 million, primarily to finance the AEL Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

               PRICE RANGE OF COMMON STOCK AND SERIES A WARRANTS

     The Common Stock and Series A Warrants are listed on the Nasdaq National Market where they have traded since late 1992 under the symbols "TTRR" and "TTRRW," respectively. Prior thereto, the Common Stock and Series A Warrants had a limited trading market and were not listed on a national securities exchange. The following table sets forth the high and low closing sales price of the Common Stock and Series A Warrants reported by the Nasdaq National Market for the periods indicated:

                                                                                     SERIES A
                                                              COMMON STOCK           WARRANTS
                                                             --------------       --------------
                                                                            1996
                                                             -----------------------------------
                                                             HIGH       LOW       HIGH       LOW
                                                             ----       ---       ----       ---
First Quarter..............................................  $17 7/16   $14       $15        $11 7/8
Second Quarter (through June 5, 1996)......................   21        17 1/8    18 1/2     14 5/8

                                                                            1995
                                                             -----------------------------------
                                                             HIGH       LOW       HIGH       LOW
                                                             ----       ---       ----       ---
First Quarter..............................................  $14        $10       $11  3/8   $ 7 1/2
Second Quarter.............................................   14  1/4    11 3/8    11  3/4     8 7/8
Third Quarter..............................................   18  1/8    13 5/8    15  5/8    11 1/8
Fourth Quarter.............................................   16  7/8    14 1/2    14  5/8    11 7/8

                                                                            1994
                                                             -----------------------------------
                                                             HIGH       LOW         HIGH       LOW
                                                             ----       ---         ----       ---
First Quarter..............................................  $10  1/8   $ 7   7/8   $ 7  1/2   $ 5 5/8
Second Quarter.............................................    8  1/2     6 15/16     6  1/8     5
Third Quarter..............................................    8  3/4     7   1/8     7  1/8     5 1/4
Fourth Quarter.............................................   12  5/8     7   1/2    10          5 1/2

     On June 5, 1996, the last reported sales prices of the Company's Common Stock and Series A Warrants on the Nasdaq National Market were $20 7/8 per share and $18 1/4 per warrant, respectively. As of May 2, 1996, the Company had approximately 7,000 holders of the Common Stock, of which 262 were stockholders of record. As of May 2, 1996, the Company had 3 holders of record for the Series A Warrants.

                                DIVIDEND POLICY

     The Company has never paid a cash dividend on its Common Stock, although Tracor's predecessor company ("Old Tracor") paid dividends in certain years prior to 1989. The Company currently intends to retain its earnings for the foreseeable future to provide funds for the expansion of its business. The payment of dividends in the future will be at the sole discretion of the Board of Directors and will depend upon the Company's profitability, financial condition, capital needs, future prospects, contractual restrictions and other factors deemed relevant by the Board of Directors. The Amended Credit Agreement and the indentures pursuant to which the Company's 10 7/8% Senior Subordinated Notes due 2001 (the "Senior Subordinated Notes") and the 10 7/8% Senior Subordinated Series A Notes due 2001 (the "Series A Notes") were issued, currently impose certain limitations on the payment of dividends. See Note G to the Consolidated Financial Statements of Tracor, Inc.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at March 31, 1996: (i) on a historical basis, (ii) as adjusted for the Westmark Acquisition and (iii) as adjusted for the Westmark Acquisition and the sale of shares by the Company offered hereby. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the historical consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                                         MARCH 31, 1996
                                                           -------------------------------------------
                                                                                          AS ADJUSTED
                                                                                            FOR THE
                                                                          AS ADJUSTED       WESTMARK
                                                                            FOR THE       ACQUISITION
                                                                           WESTMARK         AND THE
                                                           HISTORICAL     ACQUISITION       OFFERING
                                                           ----------     -----------     ------------
                                                                         (IN THOUSANDS)
Long-term debt:
  Revolving loan.........................................   $      --      $      --        $     --
  Term loans.............................................     180,000        180,000         140,175
  Senior Subordinated Notes..............................     105,000        105,000         105,000
  Series A Notes.........................................      10,947         10,947          10,947
  Other..................................................      10,752         10,752          10,752
                                                             --------       --------        --------
     Total long-term debt................................     306,699        306,699         266,874
  Less current portion of long-term debt.................      22,921         22,921          22,921
                                                             --------       --------        --------
     Long-term debt, net of current maturities...........     283,778        283,778         243,953
Shareholders' equity:
  Preferred stock........................................          --             --              --
  Common stock...........................................         132            211             235
  Class A common stock...................................          10             --              --
  Additional paid-in capital.............................      76,651         75,180         114,981
  Retained earnings......................................      67,878         67,878          67,878
                                                             --------       --------        --------
     Total shareholders' equity..........................     144,671        143,269         183,094
                                                             --------       --------        --------
Total capitalization.....................................   $ 428,449      $ 427,047        $427,047
                                                             ========       ========        ========

- ---------------
 Excludes net proceeds to the Company from the sale of shares of Common Stock pursuant to the exercise of the U.S. Underwriters' over-allotment option.

 At March 31, 1996, the Company had $40 million available under its revolving loans facility.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table sets forth certain selected historical and pro forma financial data of Tracor. The historical data as of December 31, 1995, 1994, 1993 and 1992 has been derived from the consolidated financial statements of the Company. The historical data as of December 31, 1991 has been derived from the combined financial statements of the Company's predecessor. The historical financial data for the three months ended March 31, 1996 and 1995 are derived from unaudited financial statements. The unaudited financial statements include all adjustments consisting of normal recurring accruals, which management considers necessary for a fair presentation of the financial position and the results of operations for these periods. The pro forma data has been derived from the Unaudited Pro Forma Condensed Combined Statements of Income of Tracor and AEL which are included elsewhere herein and reflects the acquisition of AEL as if it had occurred on January 1, 1995. The information below should be read in conjunction with the consolidated financial statements of the Company, the pro forma condensed combined financial statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of GDE and AEL and the notes related thereto, all of which are included elsewhere in this Prospectus.

                           THREE MONTHS ENDED MARCH 31,                               YEAR ENDED DECEMBER 31,
                          -------------------------------  ---------------------------------------------------------------------
                                                                                                                     OLD TRACOR
                                                                                                                     HISTORICAL
                                                                                                                     PRE-REORGA-
                                          HISTORICAL                                    HISTORICAL                   NIZATION(4)
                          PRO FORMA   -------------------   PRO FORMA    -----------------------------------------   ------------
                          1996(1)(2)    1996       1995      1995(1)       1995     1994(3)    1993(3)      1992         1991
                          ---------   --------   --------   ----------   --------   --------   --------   --------   ------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales.............  $245,900    $229,047   $211,241   $ 998,110    $886,920   $694,037   $407,495   $261,835     $253,610
  Cost of sales.........   204,884     181,993    168,627     796,792     713,802    568,020    333,852    214,070      215,710
  Selling,
    administrative, and
    general expenses....    30,849      27,607     26,239     125,709     104,928     78,201     49,889     36,639       35,592
                          --------    --------   --------   ---------    --------   --------   --------   --------     --------
  Earnings before
    interest and income
    taxes...............    10,167      19,447     16,375      75,609      68,190     47,816     23,754     11,126        2,308
  Reorganization
    costs...............        --          --         --          --          --         --         --         --       13,803
  Fresh start
    adjustments.........        --          --         --          --          --         --         --         --       16,211
  Interest expense......     6,461       5,683      5,398      27,380      19,496     16,771      8,277      3,746        9,129
                          --------    --------   --------   ---------    --------   --------   --------   --------     --------
  Income (loss) before
    income taxes and
    extraordinary
    gain................     3,706      13,764     10,977      48,229      48,694     31,045     15,477      7,380      (36,835)
  Income taxes..........     2,115       6,103      4,727      21,556      20,831     12,498      6,200      2,850        2,941
                          --------    --------   --------   ---------    --------   --------   --------   --------     --------
  Income (loss) before
    extraordinary
    gain................     1,591       7,661      6,250      26,673      27,863     18,547      9,277      4,530      (39,776)
  Extraordinary gain
    from forgiveness of
    debt................        --          --         --          --          --         --         --         --      428,427
                          --------    --------   --------   ---------    --------   --------   --------   --------     --------
  Net income............  $  1,591    $  7,661   $  6,250   $  26,673    $ 27,863   $ 18,547   $  9,277   $  4,530     $388,651
                          ========    ========   ========   =========    ========   ========   ========   ========     ========
SHARE DATA:
  Historical and pro
    forma:
    Net income per
      share:
      Primary...........  $    .08    $    .32   $    .30   $    1.18    $   1.23   $    .96   $    .56   $    .32           --(5)
      Fully diluted.....  $    .08    $    .32   $    .30   $    1.18    $   1.23   $    .93   $    .54   $    .32           --(5)
    Weighted average
      common and common
      equivalent
      shares............    24,878      24,878     23,138      24,168      24,168     22,113     22,069     21,953           --(5)
  As adjusted(6):
    Net income per
      share:
      Primary...........  $    .07                          $    1.18
      Fully diluted.....  $    .07                          $    1.18
    Weighted average
      common and common
      equivalent
      shares............    23,418                             22,645
OPERATING AND OTHER
  DATA:
  Capital
    expenditures........  $  3,884    $  2,754   $  1,721   $  18,890    $ 13,676   $ 11,007   $  8,435   $  7,360     $  3,769
  Depreciation and
    amortization........     7,518       6,339      5,643      30,161      22,854     14,746      9,614      6,814       10,495
  Firm backlog..........   995,960     995,960    785,163   1,001,378     923,978    806,228    590,366    301,502      286,901

                                                                                  HISTORICAL
                                                     ---------------------------------------------------------------------
                                                                                        DECEMBER 31,
                                                     MARCH 31,    --------------------------------------------------------
                                                       1996         1995      1994(3)     1993(3)       1992        1991
                                                     ---------    --------    --------    --------    --------    --------
                                                                                       (IN THOUSANDS)
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital..................................  $152,976     $129,129    $ 95,392    $ 87,140    $ 45,977    $ 41,828
  Total assets.....................................   616,370      467,456     444,086     305,733     139,771     135,921
  Total long-term debt.............................   306,699      191,175     205,738     144,302      50,194      62,113
  Shareholders' equity.............................   144,671      136,965      90,592      63,167      52,345      41,542

- ---------------
(1) The pro forma income statement data, share data and operating and other data have been derived from the Unaudited Pro Forma Condensed Combined Financial Information of Tracor, Inc. and AEL Industries, Inc. and give effect to the AEL Acquisition (consummated February 22, 1996), the financing thereof and the payment of fees and expenses in connection therewith, as if the acquisition and related financing thereof had occurred as of January 1, 1995.


(2) Reflects charges to net income by AEL prior to the AEL Acquisition as follows:

    Charges to income before income taxes:
      Provision for loss on fixed price contracts.....................................................  $ 8,403
      Lower of cost or market inventory reserve.......................................................      800
      Non-recurring compensation expense related to the sale of AEL...................................      819
      Other non-recurring costs related to the sale of AEL............................................    1,500
                                                                                                        -------
    Total charges to income before income taxes.......................................................   11,522
    Tax effect of the above charges...................................................................   (4,109)
                                                                                                        -------
    Total charges to net income.......................................................................  $ 7,413
                                                                                                        =======

(3) Reflects the acquisition of Vitro on August 25, 1993, and the acquisition of GDE on November 17, 1994.

(4) Commission regulations require the presentation of pre-reorganization (predecessor) data, which represents a different reporting entity and is prepared on a different basis of accounting and, accordingly, has been separated from post-reorganization data by vertical double lines.

(5) The combined entities shown in the pre-reorganization history did not have a defined capital structure, and, accordingly, share data is not provided.

(6) In addition to giving effect to the AEL Acquisition, reflects the cancellation of the Class A Common Stock, the Series B Warrant and the Series C Warrant and the issuance of 8,267,435 shares of Common Stock in the Westmark Acquisition, as if such shares had been issued on January 1, 1995.

                     SELECTED HISTORICAL SALES PERCENTAGES

     The following table presents certain income statement data as a percentage of net sales for the three months ended March 31, 1996 and 1995 and for the years ended December 31, 1995, 1994, 1993 and 1992.

                                              THREE MONTHS
                                             ENDED MARCH 31,           YEAR ENDED DECEMBER 31,
                                             ---------------     -----------------------------------
                                             1996      1995      1995      1994      1993      1992
                                             -----     -----     -----     -----     -----     -----
Net sales................................... 100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
Cost of sales...............................  79.5      79.8      80.5      81.8      81.9      81.8
                                             ------    ------    ------    ------    ------    ------
  Gross profit..............................  20.5      20.2      19.5      18.2      18.1      18.2
Operating expenses..........................  11.0      11.4      10.8      10.9      11.9      14.0
Intangible amortization.....................   1.1       1.0       1.0       0.4       0.3        --
                                             ------    ------    ------    ------    ------    ------
  Total selling, administrative, and general
     expenses...............................  12.1      12.4      11.8      11.3      12.2      14.0
                                             ------    ------    ------    ------    ------    ------
Earnings before interest and income taxes...   8.5       7.8       7.7       6.9       5.8       4.2
Interest expense............................   2.5       2.6       2.2       2.4       2.0       1.4
                                             ------    ------    ------    ------    ------    ------
Income before taxes.........................   6.0       5.2       5.5       4.5       3.8       2.8
Income taxes................................   2.7       2.2       2.3       1.8       1.5       1.1
                                             ------    ------    ------    ------    ------    ------
Net income..................................   3.3%      3.0%      3.1%      2.7%      2.3%      1.7%
                                             ======    ======    ======    ======    ======    ======

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS ENVIRONMENT

     Approximately 88% of the products, systems, and services of Tracor, Inc. and its subsidiaries ("Tracor" or the "Company") are sold to the U.S. government through direct contracts, primarily with agencies of the U.S. Department of Defense ("DOD"), or through subcontracts with other U.S. government contractors. Beginning in the mid-1980s, the defense industry in general was negatively impacted by the perceived reduction of threats from the former Soviet Union and eastern European countries and, more recently, by competing demands upon the federal budget. While this has resulted in a U.S. defense budget that has decreased in real dollars, adjusted for inflation, over the last decade, it recently began to stabilize. For the first time in many years, the total U.S. defense budget increased in 1996, excluding inflation. Approximately 70% of the Company's DOD sales are funded by the operations and maintenance segment of the defense budget in areas which are among today's top DOD priorities. This segment has declined less than other segments of the budget as readiness priorities have emerged. It is now the largest segment of the defense budget and it is projected to comprise about one-third of the defense budget over the next decade. The procurement portion of the budget is expected to experience a modest increase over this same time frame, and Tracor is also well positioned to benefit from this upturn.

     The contraction of the defense budget in recent years and the attendant excess capacity and increase in competition for contracts among defense companies has resulted in a significant consolidation in the industry. Principally through several acquisitions, the Company has substantially increased its revenue base and reduced combined overhead costs through staff reductions, facilities consolidations, process improvements, and the elimination of certain other duplicative costs. These efficiencies and increased revenue base have enhanced Tracor's cost competitiveness in bidding on new contracts and recompetes of existing contracts. Management is continuing to pursue its acquisition strategy and believes the continuing consolidation within the defense industry will result in opportunities to pursue additional selected acquisitions, both large and small, which should allow the Company to continue to expand its revenue base and further improve its cost-competitive position.

     While the long-term impact of changes in the defense budget and the industry consolidation cannot be predicted with certainty, management believes the Company is well positioned to continue to leverage its strengths and successes in the U.S. defense and intelligence marketplaces and increase its ongoing diversification efforts into foreign defense markets, nondefense U.S. government markets, and selected commercial markets.

RESULTS OF OPERATIONS

  Three Months Ended March 31, 1996, Versus Three Months Ended March 31, 1995

     The results of operations for the three months ended March 31, 1996, include the operating results of AEL since the date of acquisition, February 22, 1996. AEL's results are not included in the comparative prior period of 1995.

     Sales and operating profits increased approximately 8% and 19%, respectively, due to improved operating results throughout the Company and the acquisition of AEL. Sales increased approximately 4% as a result of the acquisition of AEL. Other sales increases were due primarily to deliveries of mission planning workstations and increased revenues from QF-4 drone production and MQM-107E sub-scale drone development contracts. Operating profits increased approximately 3% from the acquisition of AEL. Other operating profit increases were the result of increased sales and slightly higher profit margins on those sales.

     Interest expense increased 5% compared to the first quarter of 1995 due primarily to the additional term debt borrowed in conjunction with the AEL Acquisition. This increase was reduced by lower interest expense on Series A Notes due to a payment of $3.8 million in March 1995 and by increased investment interest income.

     The effective tax rate increased from 43% to 44% due to an increase in combined federal and state income tax rates.

     The Company's results of operations were significantly affected by major acquisitions completed in 1994 and 1993. The results of operations of the acquired companies are included only from their respective dates of acquisition. (See Note A to the Consolidated Financial Statements of Tracor, Inc.)

  Year Ended December 31, 1995, Versus Year Ended December 31, 1994

     On November 17, 1994, Tracor purchased all of the outstanding common stock of GDE Holdings, Inc., including its wholly owned subsidiaries (individually and collectively referred to as "GDE"). GDE designs, develops, manufactures, and supports automatic test systems, imagery and information systems, and mission planning systems. The acquisition was accounted for using the purchase method, and, accordingly, the purchase price ($102 million) and the liabilities assumed ($76 million) were allocated to the assets acquired ($104 million) based on their respective fair values at the date of the acquisition. The resulting excess of the purchase price over the fair value of the net assets acquired ($74 million) is being amortized over 30 years.

     Sales increased 28% for the year due to the acquisition of GDE, while Tracor's sales from its preacquisition business remained relatively constant. Increased revenues from a new contract for the production of sub-scale drones and the production of drones under the QF-4 contract were offset by reductions in existing and newly awarded engineering contracts.

     Selling, general, and administrative expenses were 11.8% of sales in 1995, up from 11.3% of sales in 1994. While total operating expenses included in selling, general, and administrative expenses remained constant at 10.9% of sales in 1995 and 1994, the operating expenses from Tracor's preacquisition business decreased as a percent of sales from 10.7% in 1994 to 10.0% in 1995. Amortization expense, also included in selling, general, and administrative expenses, increased from less than .5% of sales in 1994 to 1% of sales in 1995 due to additional intangible assets arising from the acquisition of GDE. The Company's operating profits increased 51% due primarily to the acquisition of GDE. Excluding GDE's results, earnings increased 3% due to higher profit margins on engineering contracts and electronic countermeasures systems.

     Fully diluted earnings per share increased from $.93 in 1994 to $1.23 in 1995. A $1.2 million pretax gain on the sale of real estate contributed $.03 to earnings per share in the third quarter of 1995. Weighted average common and common equivalent shares used in the computations increased from 22.1 million in 1994 to 24.2 million in 1995 due primarily to a public offering of common stock completed in May 1995.

     Interest expense increased $4.4 million as a result of the issuance of $10.9 million of 10 7/8% Senior Subordinated Series A Notes and $55 million additional senior term debt borrowed in conjunction with the GDE Acquisition. This increase was offset by a slight reduction in interest rates on the senior term debt and by increased investment interest income of $1.7 million.

     Income taxes were incurred at statutory federal, state, and foreign rates, with an increase in the effective tax rate of 40% in 1994 to 42.7% in 1995. Such increase is primarily the result of increased nondeductible amortization expense of goodwill. At December 31, 1995, Tracor had a net deferred income tax asset of $8.6 million, primarily arising from acquisitions. Based on the Company's prior operating earnings and its forecast of future income, management believes it is more likely than not that all net deferred income tax assets will be realized. The realization of deferred tax assets will be evaluated periodically.

  Year Ended December 31, 1994, Versus Year Ended December 31, 1993

     On August 25, 1993, the Company purchased all of the outstanding common stock of Vitro Corporation, including its wholly owned subsidiaries (individually and collectively referred to as "Vitro"). Vitro provides management and engineering expertise for the design, development, acquisition, production, test, operation, maintenance, and modernization of ships, submarines, missiles, aircraft, and complex computer systems. The acquisition was accounted for using the purchase method, and, accordingly, the purchase price ($92 million) and the liabilities assumed ($62 million) were allocated to the assets acquired ($130 million) based on their respective fair values at the date of acquisition. The resulting excess of the purchase price over the fair value of the net assets acquired ($24 million) is being amortized over 25 years.

     Sales increased 70%, consisting of an increase of 74% due to the acquisitions of Vitro and GDE (previously discussed), offset partially by a decrease of 4% in the operations of Tracor's pre-acquisition businesses.

     Earnings before interest and income taxes increased a total of 101% primarily resulting from an increase of 77% due to the acquisitions of Vitro and GDE. Other increases of approximately 24% resulted primarily from higher profits on deliveries of electronic countermeasures systems and, in general, from reductions of combined overhead costs resulting from staff reductions, facilities consolidation, process improvements, and the elimination of other duplicative costs.

     Fully diluted earnings per share, which increased from $.54 for 1993 to $.93 for 1994, were based on the weighted average common and common equivalent shares in both years of 22.1 million. Weighted average common and common equivalent shares decreased during the year due to treasury purchases of 975,000 shares and increased with the issuance of approximately 1.9 million common shares in conjunction with the acquisition of GDE. The net effect of these changes in common shares outstanding had no material effect on fully diluted earnings per share for the year of 1994.

     Interest expense increased substantially with the full-year effect of the issuance of $105 million of Senior Subordinated Notes in conjunction with the Vitro acquisition, the issuance of $14.8 million of Series A Notes and additional senior term debt borrowed in conjunction with the GDE Acquisition, and higher average term debt interest rates for the year.

     Income taxes were incurred at the statutory federal, state, and foreign rates, with effective tax rates of 40% in both 1994 and 1993. The federal income tax legislation enacted in 1993 is not expected to have a material impact on liquidity, financial condition, or results of operations.

FINANCIAL CONDITION AND LIQUIDITY

     Working capital increased to $153.2 million at March 31, 1996, compared to $129.1 million at December 31, 1995, due primarily to the AEL Acquisition. The ratio of current assets to current liabilities was 2.1 at March 31, 1996, compared to 2.3 at December 31, 1995. Cash provided by operating activities decreased in the first quarter of 1996 compared to the first quarter of 1995 primarily due to the timing of changes in accounts receivable, inventories, and accounts payable. Accounts receivable decreased in the prior period due to the accelerated collection of billings related to contract deliveries. Inventories increased in the first quarter of 1996 in support of various programs and spare parts inventories. Accounts payable decreased during the current quarter due to the timing of subcontractor progress payments and the funding of insurance programs. In addition to these working capital changes, cash increased in the first quarter of 1995 due to the receipt of an income tax refund related to the preacquisition period of an acquired company. Normal capital expenditures of $2.8 million and scheduled long-term debt payments of $2.6 million were incurred in the quarter. The proceeds from the Amended Credit Agreement and cash on hand were used to finance the AEL Acquisition, to retire approximately $10 million of debt assumed in the acquisition, and to pay approximately $5 million of financing costs.

     No borrowings were made from the Company's $40 million revolving loans facility during the quarter. At March 31, 1996, the Company had outstanding letters of credit of approximately $38.2 million, leaving $11.8 million available under its $50 million letters of credit facility. If the $50 million letters of credit facility should become fully utilized, $20 million of the revolving loans facility, to the extent then available, can be used for issuance of additional letters of credit. Existing letters of credit secure performance commitments on certain contracts with foreign customers and serve as collateral for certain insurance policies.

     At March 31, 1996, the Company had firm backlog, which includes funded and unfunded contractual commitments, of $996 million, as compared to $924 million at December 31, 1995. Included in firm backlog at March 31, 1996, is $76.7 million of backlog attributable to AEL. Approximately 79% of firm backlog represents contracts with agencies of the U.S. government or its prime contractors, and about 78% is expected to be earned within one year. In addition, the Company's backlog of unexercised contract options on U.S. government contracts was $1.1 billion at March 31, 1996, compared to $948.9 million at December 31, 1995.

     The Company's operations typically do not require large capital expenditures, and there were no material capital commitments at March 31, 1996.

     Except for available amounts under the Amended Credit Agreement's revolving loans and letters of credit facilities, the Company's present debt position limits its ability to obtain substantial additional debt for operational purposes in the near future. However, management believes the net proceeds from the sale of Common Stock offered hereby, existing cash, funds generated by continuing operations, and the Amended Credit Agreement will provide sufficient resources to allow the Company to meet its obligations, fund capital requirements, and continue to pursue its business strategy. Management also believes it can obtain the necessary resources to pursue further acquisitions in the ongoing U.S. defense industry consolidation.

                                    BUSINESS

GENERAL

     Tracor provides a variety of sophisticated electronic products, systems and services for the DOD, other U.S. government agencies, foreign governments and commercial customers. The Company's business units operate primarily in the U.S. and foreign defense electronics markets and have developed recognized proficiency in designing, developing, producing and supporting high-priority defense systems. The Company's products and services enable defense customers to enhance the operational performance and readiness of existing systems and platforms, as well as extend their useful lives and survivability.

INDUSTRY OVERVIEW

     Beginning in the mid-1980s, the U.S. defense industry in general was negatively impacted by the perceived reduction of threats from the former Soviet Union and eastern European countries and, more recently, by competing demands upon the federal budget. This has resulted in a U.S. defense budget that has decreased in real dollars, adjusted for inflation, since the mid-1980s. For many defense contractors, the defense budget decrease and the related DOD procurement strategies have resulted in program cancellations, scope reductions, delays in contract funding or awards and significant predatory pricing pressures associated with increased competition and reduced funding. The defense budget has begun to stabilize and, for the first time in many years, has increased in 1996, excluding inflation.

     The U.S. defense budget may generally be divided into four major areas: military personnel, operations and maintenance, procurement and research and development. The Company's activities are primarily funded by the operations and maintenance segment, relating primarily to systems, products and services which support the readiness, improved performance and increased life expectancy of existing platforms, weapons systems and military forces. Despite the sharp overall decline in the defense budget, the operations and maintenance segment has declined less sharply, as existing weapons platforms are upgraded and maintained to provide a cost-effective means of supporting a smaller military force. As a result, the operations and maintenance segment has become the largest segment of the DOD budget. Management estimates the current DOD operations and maintenance market to be approximately $92 billion per year, or approximately one-third of the U.S. defense budget. Defense procurement relates primarily to the development, production and acquisition of weapons platforms such as aircraft, land vehicles and naval vessels. Until the last few years, the procurement budget was the largest segment of the DOD budget. Over the past decade, the declining U.S. defense budget has resulted in a significant decrease in the military procurement budget as new generation weapons platforms have been cancelled or delayed. DOD budget priorities over the next several years are likely to emphasize the readiness (operations and maintenance) of a smaller force structure and the need to extend the lives of existing weapons platforms by incrementally upgrading their capabilities, while the procurement portion is expected to experience a modest increase. Management believes Tracor is also well positioned to benefit from this procurement upturn.

     Declining defense budgets and increasing pressures for cost reductions have precipitated a major consolidation in the defense industry. The Company believes large diversified companies are likely to continue to make the decision to divest non-strategic defense assets, as uncompetitive cost structures and lack of critical mass and long-term commitment to the industry put such diversified companies at a relative competitive disadvantage. In addition, smaller, independent businesses may find it more difficult to compete effectively in the changing defense environment and may become available for acquisition. The Company believes this industry condition will continue for the next several years and that businesses and product lines will become available for acquisition on acceptable financial terms.

COMPANY STRATEGY

     The Company's strategy in the evolving defense market consists of three key elements: (i) protect and strengthen core businesses; (ii) expand and diversify into new markets complementary to current operations; and (iii) make strategic acquisitions of well-positioned companies which complement the existing business strategy. Key elements in support of this strategy are continued high-quality performance and continued improvements in efficiency to remain highly competitive.

     PROTECT AND STRENGTHEN CORE BUSINESSES. The Company's strategy for protecting and strengthening its core businesses is comprised of a number of key elements.

          Support high-priority programs. The foundations for Tracor's core businesses are high-priority, long-term, stable programs in which Tracor has performed for many years. Many of Tracor's systems, products and services support key weapons platforms and systems which are expected to continue their important roles in the U.S. defense strategy. These platforms include the AEGIS cruisers and destroyers, the Trident submarines, the Tomahawk missile and key aircraft including the F-16, F/A-18, C-17, C-130, B-1, B-2 and most helicopters. In addition, Tracor has been a long-term incumbent contractor in producing a large percentage of the nation's full-scale target drones, in producing a variety of range instrumentation systems for more than 20 years, in supplying high-quality image exploitation and mission planning systems and in providing important information systems expertise to a number of customers including national intelligence agencies.

          Tracor's strategy is to continue its excellent performance record in its core business areas by supplying high-quality products, systems and services at competitive prices. Because of the Company's long-term established presence, experience and knowledge, quality performance and cost competitiveness, management believes the Company is well positioned to continue to support these stable, high-priority DOD programs.

          Maintain the readiness of existing forces. The Company will continue to compete for contracts to provide products, systems and services which are suited to supporting the readiness of the military force, a major thrust of the DOD's current defense strategy. A substantial portion of the Company's operations are focused on extending the useful lives of existing weapons systems through upgrades and modifications rather than the procurement of costly new systems and providing a wide range of capabilities which enhance the combat effectiveness and readiness of military personnel and equipment.

          Enhance survivability of weapons platforms and crews. The Company's electronic warfare systems enhance the survivability of weapons platforms and related personnel at a relatively low cost. Management expects demand for these products to remain strong as customers seek effective, cost-efficient means for protecting crews and high-value assets.

     EXPAND AND DIVERSIFY INTO NEW MARKETS. The Company is experiencing success in transferring its core technologies and competencies to new customers and markets. The expansion of the Company's core businesses and its diversification to new businesses generally require several years of planning, development and marketing. The Company's diversification and expansion efforts have focused on the following areas:

          Nondefense U.S. Government. The Company has established an important presence in the U.S. government nondefense market. Its information systems specialists are providing advanced information systems capabilities to an expanding set of U.S. intelligence customers. In 1993 and 1995, the Company was awarded contracts from the Federal Aviation Administration (the "FAA") to perform system engineering and integration for its new radar systems. The Company has also received contracts from NASA.

          International. The Company sells a wide range of products and services to numerous friendly foreign governments. Products sold internationally include countermeasures systems and expendables, radar and electronic tracking systems, target drones, imagery systems and automatic test equipment for F-16 aircraft acquired by foreign governments. In addition, Tracor's aircraft avionics test equipment was expanded in 1995 with the win of a test equipment program for the new Japanese F-2 fighter. International business accounted for 10% of total 1995 revenues.

          New DOD Business. Tracor is constantly evaluating its technology to identify areas of potential new business within the DOD. During 1995, the Company won contracts with a total value of more than $270 million, including unexercised options that represent new DOD business. Examples include a program in support of the U.S. Army's battlefield digitization initiatives, a new flare development program and a program to develop a minefield breaching system. Tracor also won a key contract to upgrade an important Defense Mapping Agency system and a contract from the Naval Air Warfare Center to provide design engineering and software services for a variety of defense systems.

          Commercial. The Company has developed a number of commercial applications of its technology in areas as diverse as automotive laser detectors, artificial heart valve testing, digital photogrammetry, direct broadcast television antenna materials and laser transmitters for fiber optics communications. In addition, the Company has several contracts for applying a range of sophisticated information systems capabilities to commercial and state government customers.

     ACQUIRE COMPLEMENTARY BUSINESSES. The Company's acquisition strategy is a key component of its overall business strategy. Tracor management believes the continuing consolidation within the defense industry will result in additional opportunities for the Company to make attractive acquisitions.

          Vitro Acquisition. On August 25, 1993, Tracor purchased all of the outstanding common stock of Vitro, a provider of high-technology systems engineering and integration, software engineering, and various other services, from The Penn Central Corporation for approximately $92 million. Tracor financed the Vitro acquisition and refinanced existing indebtedness through the issuance of $105 million of Senior Subordinated Notes and a new $78 million credit facility. As a result of the Vitro acquisition, the Company is one of the major providers of systems and software engineering support to the Navy and is one of the few companies capable of providing the U.S. Navy with the expertise necessary for its most technologically advanced communications and guided missile systems, including those for the AEGIS cruisers and destroyers and the submarine ballistic missile programs. The acquisition of Vitro also strengthened Tracor's position with key nondefense U.S. government customers such as national intelligence organizations and the FAA.

          GDE Acquisition. On November 17, 1994, Tracor purchased all of the outstanding common stock of GDE, which has a major presence in the application of advanced digital imagery technology to key DOD and intelligence systems and programs, from its shareholders for approximately $102 million, including the effect of a post-closing amendment to the acquisition that was finalized in March 1995. Tracor financed the GDE Acquisition by borrowing $55 million in additional term loans under its Amended Credit Agreement, issuing approximately $10.9 million of Series A Notes, issuing 1,928,050 shares of Common Stock and using approximately $19.9 million of the Company's cash on hand. As a result of the GDE Acquisition, the Company has strengthened its position as a provider of products and services to both the DOD and non-DOD intelligence communities. GDE produces advanced digital technology products for imagery information systems, mission planning and automatic ground test equipment.

          AEL Acquisition. On February 22, 1996, Tracor purchased all of the outstanding common shares of AEL, which designs and manufactures sophisticated countermeasures, simulation and radar-warning receiver systems, installs and integrates electronic avionics equipment in military and commercial aircraft and provides state-of-the-art antenna, microwave and integrated circuit components. The consideration paid to AEL shareholders was approximately $99 million cash for the common shares. AEL's long-term indebtedness prior to the acquisition totaled approximately $20 million, of which approximately $10 million was retired and approximately $10 million was assumed by Tracor. The financing of the transaction and related expenses was obtained through an increase of the Company's existing bank term credit facility and from cash on hand.

          Cost Reductions. Historically, Tracor has identified substantial cost savings following the integration of acquired businesses. Since the acquisitions of Vitro and GDE, significant cost savings have been realized resulting from the consolidation of facilities, staff reductions, process improvements and elimination of other duplicative costs. A substantial portion of these annualized cost reductions are shared with customers in the form of reduced rates on cost-reimbursement contracts. These efficiencies have enhanced the Company's profit and cost competitiveness in bidding on new contracts and recompetes of existing contracts. While the integration of the operations of AEL has just begun, and there can be no assurances as to the magnitude of cost reductions, management has identified and implemented numerous cost reduction measures it believes will result in significant cost reductions.

CORE BUSINESSES

     The Company's core businesses are primarily in the U.S. and international defense electronics markets. Approximately 70% of Tracor's DOD business is funded by the operations and maintenance segment of the defense budget which supports the operational readiness, effectiveness and the survivability, upgrading and long-term viability of DOD defense systems. The many agencies of the U.S. Navy are Tracor's largest customers within the operations and maintenance segment of the budget. The major electronic products, systems and services comprising the Company's core businesses are described below and the approximate pro forma revenue and percentage of total pro forma revenue for 1995 and the approximate historical revenue and percentage of total revenue for 1995, 1994, 1993 and 1992 represented by each are as follows:

                                   1995 PRO
                                   FORMA(1)             1995                1994                 1993                1992
                                --------------     --------------     ----------------     ----------------     --------------
                                                                        (IN THOUSANDS)
Weapons and Combat Systems
  Integration and Support.....  $293,040    29%    $293,040    33%    $317,661      46%    $158,988(3)   39%    $ 78,173    30%
Electronic Warfare Systems....   196,974    20      102,626    12       98,981      14       96,968      24       88,819    34
Weapons Testing Systems and
  Support.....................   143,414    14      126,572    14      123,210      18       68,803(3)   17       29,171    11
Communications Systems........    81,934     8       81,934     9       76,698      11       67,817      16       65,672    25
Intelligence Information
  Systems.....................    58,139     6       58,139     7       50,362       7       14,919(3)    4           --    --
Imagery and Information
  Systems.....................    66,210     7       66,210     7        7,667(2)    1           --      --           --    --
Mission Planning Systems......    78,265     8       78,265     9       12,241(2)    2           --      --           --    --
Automatic Test Systems........    80,134     8       80,134     9        7,217(2)    1           --      --           --    --
                                --------   ----    --------   ----    --------     ----    --------     ----    --------   ----
Tracor Net Revenue............  $998,110   100%    $886,920   100%    $694,037     100%    $407,495     100%    $261,835   100%
                                ========   ====    ========   ====    ========     ====    ========     ====    ========   ====

- ---------------
(1) Assumes acquisition of AEL as of January 1, 1995.
(2) Reflects approximately 6 weeks of GDE revenue in 1994.
(3) Reflects approximately 4 months of Vitro revenue in 1993.

     WEAPONS AND COMBAT SYSTEMS INTEGRATION AND SUPPORT. The Company provides systems engineering and integration, software engineering and management and technical capabilities for the operation, testing, maintenance, upgrade, protection and extension of the lives of high-priority weapons and combat systems including:

          Submarine Ballistic Missile Weapon Systems. The Company has been the systems integration contractor for submarine ballistic missile programs since the mid-1950s. Tracor's role includes systems engineering, testing, data analysis and logistics for the Polaris, Poseidon and TRIDENT weapon systems. As the weapon systems integration contractor for the United States and United Kingdom TRIDENT II system, Tracor ensures the major subsystems, including missile, launcher, navigation and fire control, are fully integrated and tested to perform as specified.

          U.S. Navy Surface Combatant Systems. Tracor is the systems engineering and integration contractor for shipboard anti-air warfare guided missile systems such as the Terrier New Threat Upgrade, Tartar, AEGIS, NATO SeaSparrow and Tomahawk. The Company has performed systems engineering for every guided missile system installed on U.S. Navy ships since World War II. The Company develops software for track control of the Tomahawk missile and performs combat systems integration for the Tartar system. Tracor also operates a remotely controlled quarter-scale submarine used to test and evaluate various submarine component designs.

          Anti-Submarine Warfare Systems. The Company has provided engineering, software and testing capabilities for the U.S. Navy's anti-submarine warfare ("ASW") systems since 1948. Complex systems engineering and integration are provided for development, operation, quality control and life cycle maintenance of the newest ASW systems. The Company performs software engineering and systems integration for surface ship sonars; tests ASW weapons and combat systems; develops acoustic signal processing software and test instrumentation and conducts research and development in ASW sonar systems and related oceanography. The Company also provides project management, engineering and system assessment and evaluation for both the U.S. Navy's lightweight and heavyweight torpedo programs.

          U.S. Navy Aircraft. Tracor's systems engineering expertise is being utilized with a new U.S. Navy customer to provide support for the U.S. Navy's fighter and attack aircraft, helicopters, maritime patrol/reconnaissance planes and weapons avionics systems. In this area, the Company is developing software to support the common airborne instrumentation system, which is the DOD's standard test and evaluation data collection system. Tracor won a new design engineering and software contract in 1995, supporting the entire acquisition life cycle of various U.S. Navy avionics and electronic systems.

     ELECTRONIC WARFARE SYSTEMS. Tracor designed, and is currently the only manufacturer of, the most advanced and widely used countermeasures dispenser systems in the U.S. and is a major supplier of expendables, which create false targets for hostile radar-guided and heat-seeking missiles to protect aircraft, land vehicles, naval vessels and personnel. The acquisition of AEL greatly expanded the Company's electronic warfare capabilities. Tracor's primary products in this market include:

          Countermeasures Dispensers. The Company has a long history of developing and producing aircraft countermeasures dispenser systems. Tracor has developed and manufactured several generations of these systems during the past 30 years, including the newest system, the AN/ALE-47. Tracor is the sole producer of the AN/ALE-47 which is an advanced, automatic and integrated dispenser system for use aboard U.S. Air Force, Navy and Army tactical and transport aircraft and helicopters, as well as aircraft of other governments. The Company's systems dispense chaff and flares as decoys against hostile missiles. These systems are also designed to dispense certain active radio-frequency decoys to counter advanced anti-aircraft threats.

          Countermeasures Expendables. Tracor develops and manufactures chaff and flare decoys, which are ejected from countermeasures dispenser systems and provide protection for aircraft, ships and personnel when operating in a missile threat environment. In 1995, Tracor acquired the chaff manufacturing business of its only U.S. chaff-producing competitor, the Lundy Division of TransTechnology Corporation. The Company is the leading developer of infrared flares in the U.S. and won a program in 1995 to develop next-generation flare expendables which decoy infrared-seeking missiles incorporating the latest counter-countermeasures features.

          Mine Neutralization and Detection Systems. The Company is developing an Explosive Standoff Minefield Breacher (ESMB) system prototype for the U.S. Army and Marine Corps. The prototype features a Tracor-designed rocket-deployed net which expands to detonate and neutralize a large area of surface or buried mines, clearing the way for rapid, safe vehicle and personnel passage. In support of this area, the Company acquired the shaped-charge munitions business unit of The Titan Corporation in 1995, which provides the explosive shaped-charges used in the ESMB system and in smaller systems for deactivating mines. Tracor is also under contract to develop hand-held and vehicular platform mounted mine detection systems which illuminate the ground with electromagnetic energy to measure field disturbances, determining mine presence and location. In addition, Tracor personnel have created products which work with standard ship navigation devices and use sonar to identify the presence of mines at sea.

          Communications and Electronic Countermeasures. Through its recent acquisition of AEL, the Company continues its long and extensive experience in the development and fielding of electronic countermeasures systems. The TACJAM-A system provides the DOD with a common, modular, multiplatform communication electronic attack capability into the 21st century. AEL's Band 1, Band 2 and Band 9/10 transmitters are key components of the jamming capability on the U.S. Navy's EA-6B and the U.S. Air Force's EF-111A tactical countermeasures aircraft. Their reliability and effectiveness have been dramatically demonstrated in operational service.

          Radar Warning Systems. Tracor's systems seek, identify and counter radar systems across the spectrum of frequency and application. The Company's integrated front-end technology provides expanded frequency coverage, improved direction finding accuracy and dual polarization detection for Radar Warning Receivers (RWR) and Electronic Warfare Support Measures (ESM) systems, which detect, identify and locate hostile radar and communication transmitters.

          Head-up Displays. The ANVIS Head-up Display provides a high-resolution, programmable display of critical flight data to the pilot through night vision goggles, allowing the pilot to concentrate on the outside environment while maintaining cognizance of the flight instruments. The system is being installed in the U.S. Army UH-60A/L Blackhawk and the CH-47D Chinook; the U.S. Marine Corps UH-1N Huey, CH-46E Sea Knight, KC-130T Hercules and the CH-53E Sea King; and the U.S. Navy HH-60H Seahawk. It is planned for installation in the UH-1H/V Huey, OH-58A/C Kiowa Warrior and the AH-1F Cobra.

     WEAPONS TESTING SUPPORT. The DOD is committed to sustaining the readiness of weapons and adapting current weapons to counter future threats. Tracor manufactures products for testing and evaluating weapons systems and supports weapons testing operations to achieve these objectives. The Company's work in this area includes:

          Drones. The Company has been a major producer of target drones for the DOD for more than 25 years and is the sole provider of the current drone (the QF-4) for the U.S. Armed Forces. The Company designs, manufactures and modifies retired military aircraft into full-scale drones for use as targets in weapons system testing and evaluation and personnel training. Tracor also won a contract to produce sub-scale target drones with options through the year 2000, making the Company the largest target drone supplier for the DOD. The Company also performs major upgrades and modifications for military and commercial aircraft, including electronics installation and systems integration.

          Range Operations and Instrumentation. For more than 21 years, Tracor has been a worldwide supplier of precision tracking radars, optical tracking systems, radar-threat simulators and range instrumentation control systems. This diverse array of capabilities for weapons systems test ranges includes logistics support, on-site depot level maintenance, repair of components and engineering design and fabrication. For more than 40 years, the Company has performed operations and maintenance on high-technology equipment and has supplied logistics and engineering support for research and development programs for more than 146 radar systems at 28 test ranges.

          Flight Testing and Training. Tracor performs a variety of flight testing using both military and civilian aircraft. The Company uses its tactical aircraft, equipped to launch guided and unguided weapons, to test and evaluate weapons systems and tows targets for U.S. and foreign tactical air forces to support air-to-air combat training. The Company's pilots also fly aircraft for training naval aviation navigators.

          Electronic Warfare Simulators. Tracor designs, develops and certifies a variety of airborne radar threat emitters, simulators and jammers, both pod and internally mounted. The Company also develops advanced signal threat generators for laboratory testing of the defensive avionics systems aboard a variety of U.S. military aircraft.

     COMMUNICATIONS SYSTEMS. Tracor provides radio communications products, systems and services to the DOD and other government customers. The Company performs systems and design engineering, subsystem procurement, systems integration, testing and installation for these systems. It also provides logistics support, maintenance and technology upgrades for these high-priority systems to maintain their operational readiness throughout their service life. The Company's key systems include:

          AEGIS Communications Systems. Tracor is the primary contractor of turnkey radio communications systems for the U.S. Navy's newest class of destroyers and cruisers which are equipped with AEGIS weapons systems. Tracor's cost-effective performance has contributed to its winning every recompetition for its AEGIS work over the past 20 years. The most recent award covers all AEGIS ships to be constructed through 2001.

          Special Forces Communications Systems. The Company has designed, produced, installed and maintained, for more than 13 years, communications systems used by U.S. Navy Special Warfare and Joint Special Operations Forces and national intelligence agencies. Systems range in size from hand-held communications devices to full-scale communications suites for special-purpose boats, planes and vans.

          Command and Control Systems. For more than 20 years, the Company has provided systems engineering and test and evaluation in connection with the modernization and upgrading of the U.S. Navy's command and control systems communications equipment and for the U.S. Navy's worldwide center for airborne ASW flight planning and post-mission analyses. In addition, Tracor provides engineering and technical communications support for the U.S. Army worldwide military command and control systems. The Company also provides software and systems engineering, signals intelligence and electronic warfare engineering, and technical communications support services for U.S. Army military command and control systems. In addition, Tracor won a program in 1995 to provide engineering development and technical support services to the U.S. Army Communications-Electronics Command Space and Terrestrial Communications Directorate.

          U.S. Navy Landing Systems. The Company has provided management, engineering and research and development for the U.S. Navy's automatic carrier landing systems and U.S. Marine air traffic control and landing systems for 23 years. These systems assist naval and marine aviators in achieving safe landings aboard aircraft carriers, shore stations and expeditionary fields.

          Identification Systems. For more than 21 years, the Company has provided hardware and software design engineering and technical support for shipboard and shore-based identification systems used by the U.S. Navy, Marines and Coast Guard.

     INTELLIGENCE INFORMATION SYSTEMS. An important component of the Company's acquisition strategy has been to build a strong presence in the intelligence information systems market. The acquisition of Quality Systems, Inc. ("QSI"), a subsidiary of Vitro, was a major penetration into the intelligence market, and the acquisition of GDE substantially expanded the Company's presence in a wide range of intelligence areas. Tracor now has a large employee base with special high-level security clearances, which are crucial for doing business in this sector. Since the early 1980s, Tracor has provided systems engineering, software engineering, systems management and training under numerous classified contracts with U.S. intelligence community customers. The Company uses state-of-the-art software engineering methods and has reengineered specialized intelligence systems to provide customers with the tools required for on-demand, dynamic and highly reliable data access and analysis.

     IMAGERY AND INFORMATION SYSTEMS. The Company develops and integrates systems which extract and analyze information from various types of imagery. Tracor's expertise in the automation of information extraction satisfies the sophisticated image-processing requirements of both government and commercial customers worldwide. Applications for the Company's software, systems and products include mapping, charting and geodesy (MC&G), image-processing groundstations, interpretation and analysis centers, and other information systems in which digital image processing is an essential technology. Currently, Tracor has an installed base of more than 450 MC&G workstations, and its software is employed in more than 100 interpretation and analysis centers worldwide. In 1995, the Defense Mapping Agency selected Tracor as its prime contractor for its front-end processing environment program, which will permit the agency to efficiently use data from a wide variety of imaging sources. Other projects include continued development of a digital photo interpretation ground station system for a foreign customer and a multisource intelligence analysis software package for use by operational forces, as well as maintenance and enhancement of an entire digital production system at three production centers.

     MISSION PLANNING SYSTEMS. The Company provides mission planning systems for the U.S. Navy, Air Force and Strategic Command. Products include specialized software used to plan and coordinate military aircraft and weapons, imagery systems in support of targeting, planning and rehearsing military operations, and government information systems. The Company provides imagery-based mission planning systems for stealth aircraft and cruise missiles, which are expected to continue to represent the U.S. Armed Forces' primary strike capability for the foreseeable future. Management believes these products and services will benefit from the

DOD's increasing need for tactical intelligence in diverse areas of the world in order to efficiently utilize and coordinate its increasingly sophisticated and costly weapons systems. In 1995, the Company's Digital Imagery Workstation
Suite -- Afloat ("DIWS/A"), an important component of the Tomahawk cruise missile planning system, was installed on two U.S. Navy aircraft carriers. These systems are expected to be installed on all Navy aircraft carriers and amphibious assault ships by the year 2000. A major new program win during 1995 has placed Tracor in a key role in the development of the U.S. Air Force's new Theater Battle Management Core System. As a subcontractor to Loral Command and Control Systems, Tracor will provide the mission planning and imagery exploitation technologies and will supply other software integration capabilities to support the U.S. Air Force's improvements to its command and control infrastructure. The Company is also gaining prominence in the emerging field of information warfare (IW) by winning contracts to develop mission planning systems for the military's new family of high-altitude long-endurance reconnaissance unmanned aerial vehicles. Tracor not only supports the collection of IW information, but also offers state-of-the-art large screen display systems. The first system was delivered to the U.S. Marine Corps in 1995, and seven more are planned for 1996.

     AUTOMATIC TEST SYSTEMS. The Company has designed and built automatic test systems ("ATS") for more than 30 years and is a major supplier of ATS to the U.S. Air Force. Principal ATS products include testers for U.S. and other air forces for use with the F-16 fighter avionics and for the C-17 and C-5B transport and B-1B and B-2 bomber avionics systems. The Company produces a new generation of downsized, mobile testers, including the F-16 midlife update program and the advanced support equipment portable, ruggedized test set. The Company also provides diagnostic systems, test program sets and operations and logistics for ATS products. Deliveries of the Company's core F-16 test systems have declined during recent years due to reduced production of F-16 aircraft. However, the F-16 remains the primary U.S. Air Force tactical fighter, and the Company expects to continue to receive significant orders for program maintenance and upgrades. Expanding this product line and the Company's international presence, Tracor was awarded two contracts in 1995 to supply avionics test equipment for the new Japanese F-2 fighter (formerly designated as FS-X). The Company also supplies ATS equipment used with missile guidance and control systems, including various air-to-surface precision guided weapons, and builds avionics subsystems for Lockheed Martin's Atlas Launch Vehicle.

EXPANSION AND DIVERSIFICATION

     Tracor has increased its sales to both established and new customers. The Company has been successful in translating its technologies and products to other military customers, other governmental agencies, the foreign marketplace and select commercial customers. See "-- Core Businesses" and "-- Company Strategy." Tracor's other expansion and diversification initiatives are described below.

          U.S. Army Programs. Over the past eight years, Tracor has expanded its systems, software and technical capabilities to various U.S. Army areas including the Global Command and Control System, signals intelligence/electronic warfare, Communications-Electronics Command and C(4)I support.

          Camouflage, Concealment and Deception. In an extension of its countermeasures technology, Tracor has developed coatings and camouflage materials to conceal aircraft, ground-based installations and ships from detection by radar, infrared scanners and other sensing systems.

          Air Transportation Systems. The Company won a $66 million contract with the FAA in 1993 to provide systems, hardware and software engineering for the development, testing and operation of new air traffic control and surveillance systems across the U.S. This seven-year contract emphasizes Tracor's ability to transfer its radar engineering expertise to non-DOD governmental agencies. In 1995, Tracor won an FAA contract to provide test and evaluation engineering services for surveillance and weather radar systems.

          NASA Programs. Since 1988 the Company has provided engineering for safety, reliability, maintainability and quality assurance for NASA's manned and unmanned space flights.

          Public Information Systems. The Company has successfully translated certain capabilities into new business in the public sector. For example, signal processing expertise developed under U.S. Navy sonar programs and advanced database systems are the foundation for a statewide regulatory and compliance system, client server based order fulfillment system for Hewlett-Packard, as well as for aircraft noise monitoring systems sold to 18 major U.S. airports.

          Commercial. The Company has successfully applied its technologies to a number of commercial products and services and continues to seek new opportunities. Current commercial diversifications include:

             Photogrammetry. Through its subsidiary, Helava, the Company provides integrated digital stereo software which operates on commercial computer hardware, principally in the commercial photogrammetry market. Helava provides photogrammetric workstations and high-quality scanners for map compilation, engineering regional planning, orthophoto production, digital terrain collection and environmental management. Through a distributorship agreement with Leica, Inc., a world leader in surveying and photogrammetric systems, Tracor's systems are being sold in 34 countries.

             Remote Sensing. Tracor has entered the growing new market of commercial remote sensing systems, having joined the Boeing-led Resource21 team which is evaluating a business to offer a sophisticated satellite imaging system to collect multispectral pictures of farmlands and provide information to substantially improve crop yields. Employing technologies developed in national security applications, Tracor will be responsible for the ground data processing, image assessment, archiving and product generation for this system. With the Company's proprietary technologies in image processing and manipulation, coupled with the leading edge satellite technologies provided by its teammates, Tracor management believes it is well positioned in this emerging market.

             Chaff. Tracor is under contract with the leading manufacturer of direct broadcast satellite antennae, supplying its aluminum-coated glass fibers (chaff) as an integral part of that firm's molded antennae. The proprietary nature of Tracor's manufacturing process of chaff, typically used in military applications, positions the Company to benefit from the increasing popularity of direct broadcast television.

MAJOR CUSTOMERS

     The net sales of Tracor are predominantly derived from contracts with agencies of, and prime contractors to, the U.S. government. The various U.S. government customers exercise independent purchasing decisions, and sales to the U.S. government are generally not regarded as constituting sales to one customer, but instead, each contracting entity is considered to be a separate customer. As of March 31, 1996, Tracor was performing under approximately 740 contracts with approximately 105 customers within various U.S. government agencies. Sales to all such agencies are subject to conditions unique to sales to the U.S. government. See "Risk Factors -- Uncertainty Associated with Government Contracts."

RESEARCH AND DEVELOPMENT

     Tracor employs scientific, engineering and other personnel to improve existing product lines and to develop new products in the same or related fields under programs funded by the respective companies or, in the case of Tracor, under customer contracts through which Tracor is reimbursed directly for its efforts. Customer-sponsored programs sometimes lead to the development of products which Tracor has the opportunity to produce for others.

     During the past three fiscal years, Tracor has expended the following amounts on Company-sponsored and customer-sponsored research and development activities:

                                                                 1995       1994      1993
                                                                ------     ------     -----
                                                                       (IN MILLIONS)
    Customer-sponsored........................................  $132.3     $104.9     $71.8
    Tracor-sponsored..........................................     5.4        4.7       3.5

     A significant portion of the increase in Tracor's customer-sponsored research and development costs in 1994 and 1995 is attributable to the inclusion of Vitro and GDE expenditures following their acquisition by the Company in August 1993 and November 1994, respectively, the award of several new contracts, and increased research and development efforts under several existing contracts.

COMPETITION

     The Company experiences vigorous competition from industrial firms and U.S. government agencies, some of which have substantially greater resources. A majority of the sales of the Company is derived from contracts with the U.S. government and its prime contractors, and such contracts are awarded on the basis of negotiations or competitive bids. Management does not believe any one competitor or a small number of competitors is dominant in any of the business areas of the Company. Management believes the Company will continue to be able to compete successfully based upon the quality and cost competitiveness of its products and services.

GOVERNMENT CONTRACTS

     Substantially all of the Company's revenues result from contracts with the U.S. government and its prime contractors. System engineering and integration, software engineering and other engineering and management support contracts are generally cost-reimbursement fixed-fee type contracts. Product engineering and development contracts are either cost-reimbursement fixed-fee type or fixed-price type contracts. Contracts for the manufacture of products are usually fixed-price type contracts. Cost-reimbursement type contracts provide for the payment of actual allowable costs, plus a fee. Under fixed-price type contracts, the contractor benefits from or shares in cost savings but generally bears or shares the risk of cost overruns. Cost-reimbursement type contracts are normally priced to realize lower margins than fixed-price type contracts. For the year ended December 31, 1995, approximately 60% of the Company's revenues were derived from cost-reimbursement type contracts, and approximately 40% of the Company's revenues were derived from fixed-price contracts. For the year ended December 31, 1995, approximately 78% of AEL's revenues were derived from fixed-price contracts, and approximately 22% of AEL's revenues were derived from cost-reimbursement type contracts.

     Contracts with the U.S. government and its prime contractors contain standard provisions for termination at the convenience of the U.S. government or such prime contractor, pursuant to which the Company and AEL are generally entitled to recover costs incurred, settlement expenses and profit on work completed prior to termination. Contracts with the U.S. government do not provide for renegotiation of profits.

     Companies supplying products and services directly or indirectly to the U.S. government are subject to other risks such as contract suspensions, changes in policies or regulations and availability of funds. Any of these factors could adversely affect the Company's and AEL's businesses with the U.S. government in the future. See "Risk Factors -- Uncertainty Associated with Government Contracts."

SALES TO FOREIGN CUSTOMERS

     For 1995, 1994 and 1993, approximately $87.0 million, $63.6 million and $47.8 million (representing 10%, 9% and 12%, respectively) of the net sales of the Company were attributable to sales and services provided to foreign customers. The percentage of net sales of the Company attributable to foreign customers in 1994 decreased, primarily due to the acquisition of Vitro, even though the total dollar amount of sales attributable to foreign customers increased in 1994. Only $3.7 million of these sales in 1993 were attributable to Vitro. The principal customers are governments of those countries in Western Europe, the Middle East and the Pacific Rim region which are generally deemed to be friendly to the government of the United States and to have relatively stable governments. Each of the contracts with these customers is subject to the risks inherent in dealing with foreign governments (e.g., changes of administration or governmental form, economic problems). Although the loss of all of the Company's foreign business could have a materially adverse impact on the Company's results of operations and financial condition, it is management's opinion that this risk is remote and that the loss of any single contract with a foreign government would not be material.

     For 1995, 1994 and 1993, approximately 7%, 17% and 11%, respectively, of the net sales of AEL were attributable to sales and services provided to foreign customers. The principal customers are certain governments which are generally deemed to be friendly to the government of the United States and to have relatively stable governments. Each of the contracts with these customers is subject to the risks inherent in dealing with foreign governments (e.g., changes of administration or governmental form, economic problems). The loss of any single contract with a foreign government would not be material to AEL.

EMPLOYEES

     As of April 30, 1996, the Company had approximately 10,500 employees. Of this number, approximately 4,200 employees held advanced or bachelor's degrees in a number of scientific disciplines. Approximately 100 of the Company's employees are located outside of the United States. Less than three percent of the Company's U.S. employees are covered by collective bargaining agreements with labor unions. The Company considers relations with its employees to be excellent.

BACKLOG

     In each of its major lines of business, the Company has significant firm backlog and unexercised contract options which may be exercised by the customer. Firm backlog represents the amount of revenue expected to be recognized for contractually authorized performance of awarded firm contractual commitments. Firm backlog may include amounts yet to be fully funded by the customer or amounts for performance yet to be fully definitized. Unexercised contract options represent the amount of revenue which would be recognized from the performance of contract options that may be exercised by customers under existing contracts and from task orders to be issued under indefinite quantity contracts or basic ordering agreements. Amounts included in both firm backlog and unexercised contract options are based on the contract's total awarded value and the Company's estimates regarding the amount of the award that will ultimately result in the recognition of revenue. These estimates are based on the Company's experience with similar awards and similar customers. Estimates are reviewed periodically and appropriate adjustments are made to the amounts included in firm backlog and unexercised contract options. Historically, these adjustments have not been significant.

     The Company's firm backlog at April 30, 1996 was $966.2 million, compared with $924.0 million as of December 31, 1995. The Company's unexercised contract options as of April 30, 1996 were $1 billion, compared with $948.9 million at December 31, 1995. Management does not believe that the Company's firm backlog is seasonal in any material respect. Approximately 78% of firm backlog as of April 30, 1996, is expected to be realized as sales within one year. Approximately 79% of firm backlog as of April 30, 1996, was comprised of contracts with agencies of the U.S. government or its prime contractors. See "-- Major Customers" and "-- Government Contracts."

SOURCES AND AVAILABILITY OF RAW MATERIALS

     The Company's manufacturing operations require a wide variety of electronic and mechanical components for which the Company has multiple commercial sources. The Company's manufacturing operations also require raw materials which are purchased in the open market and are normally available from a number of suppliers. The Company has not experienced any significant delays in obtaining timely deliveries of essential materials.

COMPLIANCE WITH ENVIRONMENTAL CONTROLS

     There have not been, and the Company does not anticipate, any materially adverse effects upon the capital expenditures, earnings or competitive position of the Company resulting from compliance with federal, state and local provisions regulating the discharge of materials into the environment or otherwise relating to the protection of the environment.

PATENTS

     As of March 14, 1996, the Company owned 110 patents and had 33 patent applications pending (including 34 patents and 16 pending patent applications obtained in the AEL Acquisition). The Company does not believe that existing patents and licenses are material in the conduct of its business as a whole and believes that research, development and engineering skills are more significant. The U.S. government typically receives royalty-free licenses on inventions arising from government contracts, with each company retaining all commercial rights with respect to such inventions. While patents are not material to the operation of the business, proprietary information of the Company is adequately protected through the requirement that employees execute confidentiality agreements as a condition of employment.

LEGAL PROCEEDINGS

     Tracor is involved in various lawsuits and is subject to certain contingencies incidental to its business. While the ultimate results of these matters cannot be predicted with certainty, management does not expect them to have a material adverse effect on the consolidated financial position of Tracor.

PROPERTIES

     The Company's facilities are located primarily in the United States. The Company's corporate offices and certain administrative, manufacturing and engineering facilities are located in Austin, Texas on a 140 acre campus owned by the Company and contain approximately 612,000 square feet of offices and engineering and manufacturing facilities. The Company occupies approximately 1,218,000 square feet of administrative and engineering facilities in the Washington, D.C. area consisting of multiple facilities leased by the Company under leases with differing expiration dates, the latest of which expires in 2020. The Company also owns approximately 230,000 square feet of administrative and engineering facilities located in the Washington, D.C. area and California, Maryland. The Company leases approximately 40,000 square feet of administrative and engineering facilities in Silverdale, Washington.

     The Company owns approximately 122,000 square feet of administrative, manufacturing and engineering facilities located in Ft. Walton Beach, Florida. The Company leases (under a lease expiring in 1998) or owns engineering facilities in Groton and New London, Connecticut, containing approximately 78,000 square feet of space. The Company leases 48,000 square feet of administrative and engineering facilities in Bloomington, Indiana. The Company owns approximately 40,000 square feet of administrative, manufacturing and engineering facilities in Alpharetta, Georgia and owns approximately 10,000 square feet of administrative and manufacturing facilities in Butler, Georgia.

     The Company occupies approximately 220,000 square feet of administrative, manufacturing, engineering and aircraft hangar facilities in Mojave, California, some of which is owned and some of which is leased under a lease expiring in 2035. This site also includes ramp space associated with the aircraft hangars. The Company owns approximately 134,000 square feet of administrative, manufacturing, engineering and aircraft hangar facilities in East Alton, Illinois.

     The Company occupies approximately 123,000 square feet of leased space located in East Camden, Arkansas utilized for administrative and manufacturing purposes under a lease expiring in 2005, with an additional 10 year term under option, and approximately 117,000 square feet of owned space located in San Ramon, California and utilized for administrative, manufacturing and engineering. The Company also utilizes leased space for administrative, engineering and manufacturing in Lillington, North Carolina (75,000 square feet) and Jerusalem, Israel (23,000 square feet), under leases expiring in 2000 and 2003, respectively.

     The Company leases approximately 472,000 square feet of administrative, manufacturing and engineering facilities in various locations in San Diego, California. The Company owns approximately 454,000 square feet of administrative, manufacturing and engineering facilities located in Montgomery Township, Pennsylvania.

     The Company's facilities also include certain other leased facilities at miscellaneous locations, having no more than 20,000 square feet at any location and aggregating approximately 213,000 square feet, under leases expiring on various dates.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

     Pursuant to the Delaware General Corporation Law, as implemented by Tracor's Certificate of Incorporation and Bylaws, all corporate powers are exercised by or under the direction of the Board of Directors. The Board of Directors has created committees with responsibility for audits, compensation and ethical issues. Each director who is not an employee of Tracor serves on one or more committees. Officers of the Company serve at the discretion of the Board of Directors. The Board of Directors and executive officers of the Company consist of the persons named in the table below. Additional information with respect to those persons who serve as directors and executive officers is set forth below the table.

                   NAME                     AGE            POSITION(S) WITH THE COMPANY
- ------------------------------------------  ----    ------------------------------------------
James B. Skaggs...........................    58    Chairman of the Board and President
Robert K. Floyd...........................    60    Vice President and Chief Financial Officer
Barry G. Campbell.........................    54    Vice President; President of Vitro
                                                    Corporation
Donald L. Fagan...........................    66    Vice President; President of Tracor Flight
                                                    Systems, Inc.
K. Bruce Hamilton.........................    54    Vice President; President of Tracor
                                                    Applied Sciences, Inc.
George R. Melton..........................    49    Vice President; President of Tracor
                                                    Aerospace, Inc.
Dr. Terry A. Straeter.....................    53    Vice President; President of GDE Systems,
                                                    Inc.
Woody Endsley.............................    43    Vice President and Treasurer
Robert J. Fitch...........................    48    Vice President -- Government Relations
Leroy J. Kana.............................    63    Vice President -- Quality, Safety and
                                                    Environmental Programs
Russell E. Painton........................    55    Vice President, General Counsel and
                                                    Corporate Secretary
John M. Rock, III.........................    56    Vice President -- Technology and
                                                    Information Systems
Roger W. Sadler...........................    59    Vice President -- Business Development
Murray Shaw...............................    64    Vice President -- Human Resources
Thomas V. Talbott.........................    59    Vice President and Controller
Elvis L. Mason............................    62    Director
William E. Conway, Jr.....................    46    Director
Dr. Julian Davidson.......................    68    Director
Anthony Grillo............................    40    Director
Bob Marbut................................    60    Director
Lt. Gen. Thomas P. Stafford (Ret.)........    65    Director

     JAMES B. SKAGGS has been a director of the Company since November 1991 and was a director of Old Tracor from March 1990 to December 1991. He has also served as the President of the Company since November 1991. Mr. Skaggs also served as President and a director of Westmark from March 1990 through December 1991 and as President of Old Tracor from December 1990 until December 1991.

     ROBERT K. FLOYD has been Vice President and Chief Financial Officer of the Company since December 1990.

     BARRY G. CAMPBELL has been Vice President of the Company and President and Chief Executive Officer of Vitro Corporation since October 1993. He has held various positions with Vitro Corporation since 1970.

     DONALD L. FAGAN has been Vice President of the Company since September 1991 and President of Tracor Flight Systems, Inc. since 1990.

     K. BRUCE HAMILTON has been Vice President of the Company and President of Tracor Applied Sciences, Inc. since 1989.

     GEORGE R. MELTON has been Vice President of the Company since March 1990 and President of Tracor Aerospace, Inc. since September 1990.

     DR. TERRY A. STRAETER has been Vice President of the Company since December 1994 and President and Chief Executive Officer of GDE since November 1992. From February 1991 until November 1992, he served as Corporate Vice President and General Manager of the Electronics Division of General Dynamics Corporation.

     WOODY ENDSLEY has been Vice President and Treasurer of the Company since April 1991. He served as Corporate Controller of the Company from January 1988 through April 1991.

     ROBERT J. FITCH has been Vice President -- Government Relations since August 1995. From April 1993 to July 1995, he served as Vice President, Corporate Strategic Development for GDE. Between 1984 and 1993, he was the senior staff member of the Program and Budget Authorization staff of the House Permanent Select Committee on Intelligence.

     LEROY J. KANA has been Vice President -- Quality, Safety and Environmental Programs of the Company since December 1992 and has been associated with the Company and its subsidiaries in various capacities since 1969.

     RUSSELL E. PAINTON has been Vice President and General Counsel of the Company since April 1983. He has also been Secretary of the Company since January 1991.

     JOHN M. ROCK, III has been Vice President -- Technology and Information Systems of the Company since September 1991. From January 1990 through September 1991, he was President of Eagle GT, Inc.

     ROGER W. SADLER has been Vice President -- Business Development of the Company since August 1991. From 1988 through August 1991, he worked as a private consultant.

     MURRAY SHAW has been Vice President -- Human Resources of the Company since May 1983.

     THOMAS V. TALBOTT has been Vice President and Controller of the Company since April 1991.

     ELVIS L. MASON has been a director of the Company since November 1991. He is a member of the Compensation/Stock Option Committee. Since August 1984, he has served as managing partner of Mason Best Company, L.P. ("Mason Best"), a merchant banking firm, and on the boards of several privately held companies in which Mason Best was a significant shareholder. He also has served, since December 1991, as a director and, since February 1992, as Chairman of the Board and CEO of Safeguard Business Systems, Inc., a supplier of office management products and services for small businesses, and its parent, San Jacinto Holdings. Mr. Mason also serves as a director of United Meridian Corporation and American Eagle Group, Inc.

     WILLIAM E. CONWAY, JR. has been a director of the Company since April 1995. He is a member of the Audit and Ethics Committee. Mr. Conway is the person designated by Carlyle, as the Holder Representative, to serve on the Tracor Board. See "-- Certain Agreements Relating to the Nomination of Directors." Mr. Conway joined Carlyle in August 1987 and is a Managing Director. He serves on the boards of directors of BDM International, Inc. (October 1990 to present), GTS Duratek, Inc. (January 1995 to present), and Highwaymaster, Inc. (June 1994 to present). Mr. Conway also serves on the boards of several private companies in which Carlyle has invested. Prior to Tracor's acquisition of GDE, he served as Chairman of the Board of GDE.

     DR. JULIAN DAVIDSON has been a director of the Company since November 1991. He is Chairman of the Compensation/Stock Option Committee. Dr. Davidson is President and Chief Executive Officer of Davidson Enterprises, LLC, a commercial and defense consulting firm since April 1, 1996. Prior thereto, he was a senior vice president of Booz, Allen and Hamilton from May 1984 to April 1996. He also serves as a director on the boards of several privately held companies.

     ANTHONY GRILLO has been a director of the Company since December 1991. He is Chairman of the Audit/Ethics Committee. Mr. Grillo is a Senior Managing Director of The Blackstone Group, L.P., an investment banking firm. Prior to May 1991, he was a Managing Director with the corporate finance division, Restructuring and Reorganization Group of Chemical Bank (November 1989 through May 1991). Mr. Grillo currently serves as a member of the board of directors of Littelfuse, Inc. (since November 1991), a successor to OTC Littelfuse, Inc., a former affiliate of Old Tracor, and of Joule, Inc., as well as a member of the board of directors of several privately held companies. He is also a Trustee of the Academy of Political Science.

     BOB MARBUT has been a director of the Company since November 1991. He is a member of the Compensation/Stock Option Committee. Mr. Marbut is Chairman, CEO and co-founder of Argyle Television, Inc., which he helped found in 1994 and which now owns and operates television stations in the United States. He is also Chairman and CEO of Argyle Communications, Inc. (founded in January 1992), which is the managing general partner of Argyle Communications Partners, L.P., a limited partnership involved in the acquisition and operation of television stations, and successor to The Argyle Group, of which he has been Chairman and CEO since January 1992. Mr. Marbut founded Argyle Television Holdings, Inc., a television station group, in 1993 and was its Chief Executive Officer until it was sold in April 1995. He serves on the boards of directors of Premark International, Inc. (1986 to present); Diamond Shamrock, Inc. (March 1990 to present); Argyle Communications, Inc. (January 1992 to present); Argyle Television, Inc. (August 1994 to present); and Katz Media Group, Inc. (August 1994 to present).

     LT. GEN. THOMAS P. STAFFORD (RETIRED) has been a director of the Company since April 1994. He is a member of the Audit and Ethics Committee. Lt. Gen. Stafford is a co-founder of the technical consulting firm of Stafford, Burke, and Hecker, Inc. (1983). He serves on the boards of directors of AlliedSignal Corporation (March 1981 to present), CMI, Inc. (1983 to present), Fisher Scientific, Inc. (December 1991 to present), Pacific Scientific, Inc. (February 1987 to present), Seagate Technologies, Inc. (March 1988 to present), Tremont, Inc. (October 1990 to present), Wackenhut, Inc. (October 1991 to present), and Wheelabrator Technologies, Inc. (September 1987 to present); all of which are listed on the New York Stock Exchange. Lt. Gen. Stafford also served on the board of directors for Gulf USA, Inc. (NYSE) from 1992 to 1993.

CERTAIN AGREEMENTS RELATING TO THE NOMINATION OF DIRECTORS

     In connection with the GDE Acquisition, Tracor entered into a Holders Agreement relating to the nomination of a Carlyle director to its Board of Directors. The GDE Holders Agreement permits Carlyle, as the Holder Representative, to designate a nominee for director of Tracor, which nominee must be reasonably satisfactory to the Board of Directors, to be voted on at each meeting of stockholders held for the purpose of electing directors. The Holder Representative may designate one nominee for director of Tracor so long as certain former stockholders of GDE hold in the aggregate at least 800,000 shares of Common Stock acquired in the GDE Acquisition.

     In connection with the Westmark Acquisition and the resulting elimination of the Class A Common Stock, the Company's Certificate of Incorporation was amended to eliminate the right of holders of Class A Common Stock to nominate a director to the Board of Directors. Elvis L. Mason had served as the Class A Director prior to the consummation of the Westmark Acquisition. Immediately following the consummation of the Westmark Acquisition and as required by the related acquisition agreement, the Company increased the size of the Board of Directors by one member and appointed Elvis L. Mason to fill the new directorship for a three-year term.

                              SELLING STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of Common Stock by the Selling Stockholders as of the date of this Prospectus and as adjusted to reflect the sale of the shares of Common Stock offered by the Selling Stockholders. Unless otherwise indicated, each of the Selling Stockholders has sole voting and investment power with respect to the shares beneficially owned. The Selling Stockholders received the shares of Common Stock set forth below in connection with the liquidation of Westmark following the Westmark Acquisition. Except for Elvis L. Mason, who is a director of the Company, no Selling Stockholder has had any material relationship with the Company within the past three years other than through its ownership of shares of Common Stock received in the liquidation of Westmark.

                                             BENEFICIAL OWNERSHIP                       BENEFICIAL OWNERSHIP
                                              PRIOR TO OFFERING          NUMBER          AFTER OFFERING(1)
                                           ------------------------     OF SHARES     ------------------------
          SELLING STOCKHOLDERS              NUMBER       PERCENT(2)      OFFERED        NUMBER      PERCENT(2)
- -----------------------------------------  ---------     ----------     ---------     ----------    ----------























- ---------------

 *  less than 1%

( (1) Assumes no exercise by the U.S. Underwriters of their over-allotment option.
( (2) The percentage for each Selling Stockholder is determined based upon shares of Common Stock outstanding.

                        SHARES ELIGIBLE FOR FUTURE SALE

     As of June 5, 1996, there were 13,318,845 shares of Common Stock outstanding. In addition, there are 734,288 unissued shares reserved for issuance upon exercise of Series A Warrants (exercisable at $2.54 per share) outstanding as of such date. As of March 31, 1996, options to purchase 615,550 shares were exercisable and options to purchase an additional 162,500 shares will become exercisable on or before September 30, 1996. Upon exercise of such options, all underlying shares will be freely tradeable.

     In connection with the GDE Acquisition, the Company filed a shelf registration statement covering 1,928,050 shares of Common Stock issued to former GDE shareholders. Holders of certain shares of the Common Stock outstanding have certain demand and "piggyback" registration rights granted pursuant to a Registration Rights Agreement dated as of December 20, 1991. Certain holders of Series A Warrants have demand and "piggyback" registration rights pursuant to the Series A Warrant Agreement dated as of December 20, 1991.
Holders of    shares of the Common Stock outstanding have certain demand and
"piggyback" registration rights granted pursuant to a Registration Rights
Agreement dated as of             , 1996.

     The Company and the Selling Stockholders (holding in the aggregate
approximately    % of the shares of Common Stock outstanding after completion of this Offering) have agreed, subject to certain limited exceptions, not to offer, contract to sell or otherwise dispose of any shares of Common Stock, or any interests therein, or any securities convertible into or exercisable or exchangeable for, shares of Common Stock, or rights to acquire the same, for a period of 90 days after the date of this Prospectus, without the prior written consent of the Representatives, except pursuant to the Underwriting Agreement. Following such period, except for 1,236,188 shares deliverable upon the exercise of certain of the warrants, these shares will be freely tradeable without restriction or further registration under the Securities Act unless such shares are owned by "affiliates" of the Company as that term is defined under Rule 144 under the Securities Act or unless such shares are "restricted securities" as that term is defined under Rule 144 and were acquired within the past three years from the Company or from an affiliate of the Company. Management believes that substantially all of the shares of Common Stock outstanding are freely
tradeable except for    shares of Common Stock and 1,236,188 shares of Common
Stock deliverable upon the exercise of warrants. See "Selling Stockholders."

     In general, under Rule 144 as currently in effect, if two years have elapsed since the later of the date of acquisition of restricted shares from the issuer or from an "affiliate" of the issuer, as that term is defined under the Securities Act, the acquirer or subsequent holder would be entitled to sell within any three-month period a number of those shares that does not exceed the greater of one percent of the number of shares of such class of stock then outstanding or the average weekly trading volume of the shares of such class of stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 also are subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the issuer. In addition, if three years have elapsed since the later of the date of acquisition of restricted securities from the issuer or from any affiliate of the issuer, and the acquirer or subsequent holder thereof is deemed not to have been an affiliate of the issuer of such restricted securities at any time during the 90 days preceding a sale, such person would be entitled to sell such restricted securities under Rule 144(k) without regard to the requirements described above.

     On December 11, 1992, the Company filed a registration statement that is effective and that covers 500,000 of the shares issuable upon exercise of stock options. A second registration statement was filed on March 28, 1994 to include an additional 500,000 of such shares. Accordingly, upon exercise of such options, all underlying shares issued will be freely tradeable.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 53,000,000 shares of Common Stock, $.01 par value per share and 1,000,000 shares of Preferred Stock, $.01 par value per share.

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including the election of directors. Holders of Common Stock are not entitled to cumulate their votes. Each share of Common Stock is entitled to participate equally in dividends with each other share of Common Stock if, as and when declared by the Board of Directors, subject to prior rights of Preferred Stock. The holders of Common Stock also share ratably in any distribution upon liquidation or dissolution, subject to the prior rights of any holders of Preferred Stock. Holders of Common Stock have no conversion, redemption or preemptive rights. At May 2, 1996, there were approximately 7,000 holders of Common Stock, of which 262 were stockholders of record.

PREFERRED STOCK

     The Board of Directors has the authority, without further action of the stockholders of the Company, to issue up to an aggregate of 1,000,000 shares of Preferred Stock in one or more series and to fix the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series. At December 31, 1995, no shares of Preferred Stock had been issued by the Company. At the discretion of the Board of Directors of the Company, and subject to its fiduciary duties, the Preferred Stock could be used to deter any takeover attempt, by tender offer or otherwise. In addition, Preferred Stock could be issued with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock could also result in a series of securities outstanding that would have preferences over the Common Stock with respect to dividends and in liquidation.

BUSINESS COMBINATIONS UNDER DELAWARE LAW

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior thereto, did own) 15% or more of the corporation's voting stock.

LIMITATIONS ON LIABILITY OF OFFICERS AND DIRECTORS

     The Company's Certificate of Incorporation and Bylaws provide broadly for indemnification of the officers and directors of the Company. In addition, the Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, no director shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by such director in his or her capacity as a director.

     The Company has entered into indemnification agreements with its directors and certain officers. These agreements provide that the Company will fully indemnify such person against all costs and expenses incurred in connection with legal proceedings that arise by reason of the fact that such person is or was an officer or a director of the Company. The agreements continue until the conclusion of all legal proceedings brought within ten years after such individual has ceased to be a director or officer of the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is Society National Bank, Dallas, Texas 75270.

                                  UNDERWRITERS

     Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below, for whom Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc., BT Securities Corporation and Oppenheimer & Co., Inc. are serving as U.S. Representatives, have severally agreed to purchase, and the Company and Selling Stockholders have agreed to sell to them, and the International Underwriters named below, for whom Morgan Stanley & Co. International Limited, Bear, Stearns International Limited, Bankers Trust International PLC and Oppenheimer & Co., Inc., are serving as International Representatives, have severally agreed to purchase, and the Company and Selling Stockholders have agreed to sell to them, the respective number of shares of the Common Stock set forth opposite the names of such Underwriters below:

                                                                                     NUMBER
                                      NAME                                          OF SHARES
- --------------------------------------------------------------------------------    ---------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated.............................................
  Bear, Stearns & Co. Inc.......................................................
  BT Securities Corporation.....................................................
  Oppenheimer & Co., Inc........................................................
                                                                                    ---------
  Subtotal......................................................................
                                                                                     ========
International Underwriters:
  Morgan Stanley & Co. International Limited....................................
  Bear, Stearns International Limited...........................................
  Bankers Trust International PLC...............................................
  Oppenheimer & Co., Inc........................................................
  Subtotal......................................................................
                                                                                    ---------
Total...........................................................................
                                                                                     ========

     The U.S. Underwriters and the International Underwriters are collectively referred to as the "Underwriters," and the U.S. Representatives and International Representatives are collectively referred to as the "Representatives." The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any International Shares (as defined below) for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International Shares within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the U.S. Underwriters and the International Underwriters under the Underwriting Agreement are referred to herein as the U.S. Shares and the International Shares, respectively.

     Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price of any shares sold shall be the price to public set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Stock in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Common Stock a notice to the foregoing effect.

     Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that: (i) it has not offered or sold and, prior to the date six months after the date of issue of the shares of Common Stock, will not offer or sell any shares of Common Stock in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document in connection with the issue or sale of the shares of Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1996 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

     The Underwriters initially propose to offer part of the Common Stock directly to the public at the price to public set forth on the cover page hereof and part to certain dealers at a price which represents a concession not in
excess of $     per share under the public offering price. Any Underwriter may
allow, and such dealers may reallow, a concession not in excess of $     per
share to other Underwriters or to certain other dealers. After the initial offering of the Common Stock the offering price and other selling terms may from time to time be varied by the Representatives.

     Pursuant to the Underwriting Agreement, the Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this
Prospectus, to purchase up to           additional shares of Common Stock at the
price to public set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such an option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the U.S. Underwriters hereby.

     The Company and the Selling Stockholders have agreed that, without the prior written consent of Morgan Stanley on behalf of the Underwriters, they will not, during the period commencing on the date hereof and ending 90 days after the date of this Prospectus, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are now owned by the Company or the Selling Stockholders or are hereafter acquired), or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause
(1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply to the sale of any Shares to the Underwriters pursuant to this Offering. In addition, the Selling Stockholders agree that, without the prior written consent of Morgan Stanley on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 90 days after the date of the Prospectus, make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

     In connection with the offering of Common Stock hereby, the Underwriters and selling group members, if any, may engage in passive market making transactions in the Company's Common Stock on the Nasdaq National Market immediately prior to the commencement of the sale of shares in this offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of market makers not connected with this offering and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited in amount to 30% of the passive market maker's average daily trading volume in the Common Stock during the period of the two full consecutive calendar months prior to the filing with the Commission of the Registration Statement of which this Prospectus is a part and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     BT Securities Corporation is an affiliate of Bankers Trust Company, the administrative agent and one of the bank lenders under the Amended Credit Agreement. BT Securities Corporation acted as sole underwriter in connection with the offerings of the Senior Subordinated Notes and Series A Notes, for which it received customary underwriting compensation. The Company also agreed to indemnify BT Securities Corporation against certain liabilities and expenses in connection with the offerings of the Senior Subordinated Notes and Series A Notes, including certain liabilities under the federal securities laws.

     Certain of the Underwriters and their affiliates have from time to time performed, and continue to perform, various investment banking and commercial banking services for the Company and its subsidiaries on a fee-for-services basis.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon by Winstead Sechrest & Minick P.C., Dallas, Texas. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, New York, New York and for the Selling Stockholders by Akin, Gump, Strauss, Hauer & Feld, L.L.P. Dallas, Texas.

                                    EXPERTS

     The consolidated financial statements of Tracor, Inc. and subsidiaries as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, appearing in this Registration Statement on Form S-3 and related prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated balance sheets of AEL Industries, Inc. as of February 24, 1995 and February 25, 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years then ended, appearing in this Registration Statement on Form S-3 and related prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The consolidated statements of operations of GDE Holdings, Inc. and subsidiaries for the forty-six weeks ended November 17, 1994 and the twelve months ended December 31, 1993 included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at its New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048 and at its Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the public reference section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, certain material filed by the Company can be inspected at the NASD Public Reference Room of the National Association of Securities Dealers Automated Quotation System, Inc. at 1735 K Street, N.W., Washington, D.C. 20006-1506, through which the Common Stock is quoted.

     The Company has filed with the Commission Registration Statements (which term shall encompass any amendment thereto) on Forms S-4/S-3 and on Form S-3 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statements, does not contain all of the information set forth in the Registration Statements and the exhibits thereto, to which reference is hereby made. With respect to each contract, agreement or other document filed as an exhibit to the Registration Statements, reference is made to the exhibit for a detailed description of the matter involved.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference into this Prospectus: (i) the reports listed below (which include all reports filed by the Company with the Commission pursuant to Sections 13(a) or 15(d) of the Exchange Act since December 31, 1995); and (ii) the description of the Common Stock contained in the Company's registration statement on Form 8-A under the Exchange Act
(Registration No.   ) filed by the Company with the Commission, including any
amendments or reports filed for the purpose of updating such description:

                       REPORTS INCORPORATED BY REFERENCE

     1. Tracor's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended by the Form 10-K/A filed with the Commission on April 10, 1996;

     2. The description of Tracor Common Stock contained in its Registration Statement on Form 8-A dated August 9, 1984;

     3. Tracor's Current Report on Form 8-K dated February 22, 1996 and filed with the Commission on March 7, 1996; as amended by the Form 8-K/A filed with the Commission on April 10, 1996;

     4. Tracor's Current Report on Form 8-K dated March 9, 1996 and filed with the Commission on March 22, 1996; and

     5. Tracor's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

     In addition, all documents filed by the Company subsequent to the date hereof pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act but prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any and all of the information incorporated herein by reference (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be directed to: Russell E. Painton, Esq., Secretary, Tracor, Inc., 6500 Tracor Lane, Austin, Texas 78725, telephone number (512) 929-2253.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
               UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
TRACOR, INC. AND AEL INDUSTRIES, INC.
  Unaudited Pro Forma Condensed Combined Financial Information........................   F-2
  Unaudited Pro Forma Condensed Combined Statement of Income, three months ended March
     31, 1996.........................................................................   F-3
  Notes to Unaudited Pro Forma Condensed Combined Statement of Income, three months
     ended March 31, 1996.............................................................   F-4
  Unaudited Pro Forma Condensed Combined Statement of Income, year ended December 31,
     1995.............................................................................   F-6
  Note to Unaudited Pro Forma Condensed Combined Statement of Income, year ended
     December 31, 1995................................................................   F-7
                            HISTORICAL FINANCIAL INFORMATION
TRACOR, INC.
Unaudited Interim Financial Statements
  Condensed Consolidated Balance Sheet at March 31, 1996 (Unaudited)..................   F-9
  Condensed Consolidated Statements of Income, three months ended March 31, 1996 and
     1995 (Unaudited).................................................................  F-10
  Condensed Consolidated Statements of Cash Flows, three months ended March 31, 1996 and 1995 (Unaudited).............................................................  F-11
  Notes to Condensed Consolidated Financial Statements (Unaudited)....................  F-12
Audited Financial Statements
  Report of Independent Auditors......................................................  F-15
  Consolidated Income Statements, years ended December 31, 1995, 1994 and 1993........  F-16
  Consolidated Balance Sheets at December 31, 1995 and 1994...........................  F-17
  Consolidated Statements of Shareholders' Equity, years ended December 31, 1995, 1994 and 1993.........................................................................  F-18
  Consolidated Statements of Cash Flows, years ended December 31, 1995, 1994 and
     1993.............................................................................  F-19
  Notes to Consolidated Financial Statements..........................................  F-20
AEL INDUSTRIES, INC.
  Report of Independent Auditors......................................................  F-35
  Consolidated Balance Sheets at February 24, 1995 and February 25, 1994..............  F-36
  Consolidated Statements of Operations, Two years ended February 24, 1995............  F-37
  Consolidated Statements of Cash Flows, Two years ended February 24, 1995............  F-38
  Consolidated Statements of Shareholders' Equity, Two years ended February 24,
     1995.............................................................................  F-39
  Notes to Consolidated Financial Statements..........................................  F-40
GDE HOLDINGS, INC. AND SUBSIDIARIES
  Independent Auditors' Report........................................................  F-47
  Consolidated Statements of Operations, Forty-six weeks ended November 17, 1994 and twelve months ended December 31, 1993............................................  F-48
  Notes to Consolidated Financial Statements..........................................  F-49

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     The unaudited pro forma condensed combined statements of income of Tracor and AEL for the three months ended March 31, 1996 and for the year ended December 31, 1995, reflects adjustments as if the acquisition of AEL by Tracor ("AEL Acquisition") and the related financing (the "Transactions") had occurred on January 1, 1995. The AEL Acquisition actually occurred on February 22, 1996 and has been accounted for using the purchase method.

     Because Tracor and AEL have very similar U.S. government contracting operations, the management of Tracor has identified duplicative activities and costs which will be eliminated or reduced subsequent to the AEL Acquisition. The purchase price of the AEL Acquisition was negotiated, in part, based upon these factors. Redundant costs have been reflected as adjustments in the unaudited pro forma condensed combined statements of income to the extent Tracor management has formulated a plan to eliminate or reduce such costs. Reductions due to lower levels of reimbursable costs incurred under cost-type contracts have been reflected as adjustments to cost of sales or selling, administrative, and general expenses in the unaudited pro forma condensed combined statements of income.

     In connection with the AEL Acquisition, management of Tracor expects that the Company will incur certain transition costs, associated with the revision, consolidation and administration of the organizational structures (including personnel), operations and facilities. These costs are not expected to be significant, and because such costs are non-recurring, are not reflected in the unaudited pro forma condensed combined statements of income.

     The unaudited pro forma condensed combined statements of income should be read in conjunction with the separate historical financial statements of Tracor and AEL, related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. The pro forma information is not necessarily indicative of the results that would have been reported had such events actually occurred on the dates specified, nor is it necessarily indicative of the future results of the Company.

                     TRACOR, INC. AND AEL INDUSTRIES, INC.

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                       THREE MONTHS ENDED MARCH 31, 1996

                                          TRACOR       AEL HISTORICAL
                                        HISTORICAL       PERIOD FROM                          PRO FORMA
                                         FOR THE       JANUARY 1, 1996                     COMBINED FOR THE
                                       THREE MONTHS        THROUGH                           THREE MONTHS
                                          ENDED         FEBRUARY 21,       PRO FORMA            ENDED
                                        MARCH 31,           1996          ADJUSTMENTS         MARCH 31,
                                           1996        (NOTES 1 AND 2)     (NOTE 3)              1996
                                       ------------    ---------------    -----------      ----------------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales............................    $229,047          $18,373          $(1,520)(d)        $245,900
Cost of sales........................     181,993           24,311             (193)(a)         204,884
                                                                               (140)(c)
                                                                             (1,087)(d)
                                         --------         --------          -------            --------
  Gross profit.......................      47,054           (5,938)            (100)             41,016
Selling, administrative, and general
  expenses...........................      25,124            6,223             (831)(a)          28,037
                                                                             (1,882)(b)
                                                                               (491)(c)
                                                                               (106)(d)
Amortization of intangible assets....       2,483               80              249 (e)           2,812
                                         --------         --------          -------            --------
  Earnings (loss) before interest and
     income taxes....................      19,447          (12,241)           2,961              10,167
Interest expense:
  Senior bank debt...................       2,496              157              249 (f)           2,902
  Senior Subordinated Notes..........       2,855                                                 2,855
  Series A Notes.....................         297                                                   297
  Other interest.....................         129              109              (88)(g)             150
  Interest income....................        (723)              (4)             250 (i)            (477)
  Amortization of debt issuance
     costs...........................         629               30               75 (h)             734
                                         --------         --------          -------            --------
                                            5,683              292              486               6,461
                                         --------         --------          -------            --------
  Income (loss) before income
     taxes...........................      13,764          (12,533)           2,475               3,706
Income taxes (benefit)...............       6,103           (3,284)            (704)(j)           2,115
                                         --------         --------          -------            --------
Net income (loss)....................    $  7,661          $(9,249)         $ 3,179            $  1,591
                                         ========         ========          =======            ========
Net income per share:
  Primary............................       $0.32                                                 $0.08
                                         ========                                              ========
  Fully diluted......................       $0.32                                                 $0.08
                                         ========                                              ========

    See notes to unaudited pro forma condensed combined statement of income.

                     TRACOR, INC. AND AEL INDUSTRIES, INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                          COMBINED STATEMENT OF INCOME
                       THREE MONTHS ENDED MARCH 31, 1996

NOTE 1 -- RECLASSIFICATIONS

     For comparative purposes, certain reclassifications have been made to conform AEL's statement of income to Tracor's presentation.

NOTE 2 -- AEL INDUSTRIES, INC. JANUARY 1, 1996 THROUGH FEBRUARY 21, 1996 RESULTS OF OPERATIONS (DOLLARS IN THOUSANDS)

     During the period ended February 21, 1996, AEL incurred the following significant charges to income:

    Charges to income before income taxes:
      Provision for loss on fixed price contracts..............................  $ 8,403
      Lower of cost or market inventory reserve................................      800
      Non-recurring compensation expense related to the sale of AEL............      819
      Other non-recurring costs related to the sale of AEL.....................    1,500
                                                                                 -------
    Total charges to income before income taxes................................   11,522
    Tax effect of the above charges............................................   (4,109)
                                                                                 -------
    Total charges to net income................................................  $ 7,413
                                                                                 =======

NOTE 3 -- PRO FORMA ADJUSTMENTS (DOLLARS IN THOUSANDS)

     The following pro forma adjustments to the condensed Tracor historical statement of income for the three months ended March 31, 1996 and the condensed AEL historical statement of income for the period January 1, through February 21, 1996 assume the Transactions had been consummated on January 1, 1995.

(a) Eliminate compensation and benefits incurred by AEL for certain personnel who will not be retained after the AEL Acquisition and for planned reductions in professional fees, travel and other duplicative operating and administrative costs.

(b) Eliminate non-recurring compensation expense, outside professional fees, and printing costs incurred by AEL associated with the sale of AEL.

(c) Eliminate lease and operating costs associated with duplicate facility locations that Tracor management has identified for consolidation with other existing Tracor facilities within several months of completing the AEL Acquisition.

(d) Eliminate net sales, gross profit, and selling, administrative, and general expenses recognized by AEL related to a line of business that Tracor management has identified for disposal.

(e) Eliminate amortization of goodwill of $61 and amortization of other intangible assets of $19 that was previously recorded by AEL and record amortization of goodwill as a result of the AEL Acquisition as follows:

        Goodwill...........................................................  $59,813
        Divide by amortization life........................................       30
                                                                             -------
        Pro forma annual amortization......................................  $ 1,994
                                                                             =======
        Pro forma quarterly amortization...................................  $   498
          Less amount already recorded.....................................     (169)
                                                                             -------
        Additional pro forma quarterly amortization........................  $   329
                                                                             =======

                     TRACOR, INC. AND AEL INDUSTRIES, INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                  COMBINED STATEMENT OF INCOME -- (CONTINUED)

(f) Eliminate historical interest expense of $97 on debt of AEL and record interest expense of $696 on the additional borrowings of $95,000 under the Amended Credit Agreement as if the borrowings occurred on January 1, 1995. The adjustment for incremental interest expense has been reduced by $350 for the impact of debt reductions from proceeds from the sale of AEL assets. The net after tax proceeds are calculated as if the asset sales occurred on January 1, 1995.

(g) Record commitment fees of 1/2 of 1% on the additional letters of credit facility of $20,000 and the additional revolving loans facility of $10,000 and eliminate historical interest expense of $109 on other debt of AEL.

(h) Record the amortization ($105) of debt issuance costs incurred in connection with the Transactions using the level-yield interest method and eliminate the historical amortization of debt issuance costs of $30 of AEL.

(i) Reduce Tracor's interest income as a result of the cash portion of the consideration given in the Transactions.

(j) Adjust income tax expense for the pro forma combined entities to a combined state and federal effective tax rate.

                     TRACOR, INC. AND AEL INDUSTRIES, INC.

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1995

                                               TRACOR       AEL HISTORICAL
                                             HISTORICAL       PERIOD FROM                      PRO FORMA
                                                FOR          NOVEMBER 25,                     COMBINED FOR
                                              THE YEAR       1994 THROUGH                       THE YEAR
                                               ENDED         NOVEMBER 24,       PRO FORMA        ENDED
                                            DECEMBER 31,         1995          ADJUSTMENTS    DECEMBER 31,
                                                1995        (NOTES 1 AND 2)     (NOTE 3)          1995
                                            ------------    ---------------    -----------    ------------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales.................................    $886,920         $ 120,606         $(8,658)(e)    $998,110
                                                                                    (758)(f)
Cost of sales.............................     713,802            93,471          (1,275)(a)     796,792
                                                                                  (1,855)(d)
                                                                                  (7,351)(e)
                                              --------         ---------         -------        --------
  Gross profit............................     173,118            27,135           1,065         201,318
Selling, administrative, and general
  expenses................................      95,782            24,613          (2,578)(a)     114,569
                                                                                    (740)(b)
                                                                                     (98)(c)
                                                                                  (1,874)(d)
                                                                                    (536)(e)
Amortization of intangible assets.........       9,146               477           1,517 (g)       11,140
                                              --------         ---------         -------        --------
  Earnings before interest and income
     taxes................................      68,190             2,045           5,374          75,609
Interest expense:
  Senior bank debt........................       7,130             1,205           4,715 (h)      13,050
  Senior Subordinated Notes...............      11,419                                            11,419
  Series A Notes..........................       1,282                                             1,282
  Other interest..........................         555               358            (208)(i)         705
  Interest income.........................      (2,944)             (125)          1,001 (k)      (2,068)
  Amortization of debt issuance costs.....       2,054                44             894 (j)       2,992
                                              --------         ---------         -------        --------
                                                19,496             1,482           6,402          27,380
                                              --------         ---------         -------        --------
  Income before income taxes..............      48,694               563          (1,028)         48,229
Income taxes..............................      20,831               185             540 (1)      21,556
                                              --------         ---------         -------        --------
Net income................................    $ 27,863         $     378         $(1,568)       $ 26,673
                                              ========         =========         =======        ========
Net income per share:
  Primary.................................       $1.23                                             $1.18
                                              ========                                          ========
  Fully diluted...........................       $1.23                                             $1.18
                                              ========                                          ========

    See notes to unaudited pro forma condensed combined statement of income.

                     TRACOR, INC. AND AEL INDUSTRIES, INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                          COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1995

NOTE 1 -- RECLASSIFICATIONS

     For comparative purposes, certain reclassifications have been made to conform AEL's statement of income to Tracor's presentation.

NOTE 2 -- AEL INDUSTRIES, INC. 1995 RESULTS OF OPERATIONS (DOLLARS IN THOUSANDS)

     During the twelve month period ended November 24, 1995, AEL Industries, Inc. incurred the following significant charges to income:

    Charges to income before income taxes:
      Provision for loss on fixed price development contracts..................  $ 6,613
      Non-recurring compensation expense related to the sale of AEL............      215
      Other non-recurring costs related to the sale of AEL.....................      525
                                                                                 -------
    Total charges to income before income taxes................................    7,353
    Tax effect of the above charges............................................   (2,731)
                                                                                 -------
    Total charge to net income.................................................  $ 4,622
                                                                                 =======

NOTE 3 -- PRO FORMA ADJUSTMENTS (DOLLARS IN THOUSANDS)

     The following pro forma adjustments to the condensed Tracor historical statement of income for the year ended December 31, 1995 and the condensed AEL historical statement of income for the twelve month period ended November 24, 1995 assume the Transactions had been consummated on January 1, 1995.

(a) Eliminate compensation and benefits incurred by AEL for certain personnel who will not be retained after the AEL Acquisition and for planned reductions in professional fees, travel and other duplicative operating and administrative costs.

(b) Eliminate non-recurring compensation expense, outside professional fees, and printing costs incurred by AEL associated with the sale of AEL.

(c) Eliminate AEL board of directors' fees and related expenses which will not continue after the AEL Acquisition.

(d) Eliminate AEL lease and operating costs associated with duplicate facility locations that Tracor management has identified for consolidation with other existing Tracor facilities within several months of completing the AEL Acquisition.

(e) Eliminate net sales, gross profit, and selling, administrative, and general expenses recognized by AEL related to a line of business that Tracor management has identified for disposal.

(f) Reduce revenues previously recognized by AEL for the recovery of certain contract costs. This adjustment is necessary to conform AEL's treatment of such contract costs to Tracor's accounting method.

                     TRACOR, INC. AND AEL INDUSTRIES, INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                  COMBINED STATEMENT OF INCOME -- (CONTINUED)

(g) Eliminate amortization of goodwill of $363 and amortization of other intangible assets of $114 that was previously recorded by AEL and record amortization of goodwill as a result of the AEL Acquisition as follows:

        Goodwill...........................................................  $59,813
        Divide by amortization life........................................       30
                                                                             -------
        Pro forma annual amortization......................................  $ 1,994
                                                                             =======

(h) Eliminate historical interest expense of $776 on debt of AEL and record interest expense of $6,890 on the additional borrowings of $95,000 under the Amended Credit Agreement as if the borrowings occurred on January 1, 1995. The adjustment for incremental interest expense has been reduced by $1,399 for the impact of debt reductions from proceeds from the sale of AEL assets. The net after tax proceeds are calculated as if the asset sales occurred on January 1, 1995.

(i) Record commitment fees of 1/2 of 1% on the additional letters of credit facility of $20,000 and the additional revolving loans facility of $10,000 and eliminate historical interest expense of $358 on other debt of AEL.

(j) Record the amortization ($938) of debt issuance costs incurred in connection with the Transactions using the level-yield interest method and eliminate the historical amortization of debt issuance costs of $44 of AEL.

(k) Reduce Tracor's interest income as a result of the cash portion of the consideration given in the Transactions.

(l) Adjust income tax expense for the pro forma combined entities to a combined state and federal effective tax rate.

                                  TRACOR, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                     ASSETS

                                                                                    MARCH 31,
                                                                                       1996
                                                                                  --------------
                                                                                  (IN THOUSANDS,
                                                                                      EXCEPT
                                                                                    SHARE DATA)
Current assets:
  Cash and cash equivalents.....................................................     $ 44,192
  Accounts receivable...........................................................      182,213
  Inventories...................................................................       10,812
  Assets held for sale..........................................................       18,535
  Prepaid expenses and other....................................................       11,990
  Deferred income taxes.........................................................       24,669
                                                                                     --------
          Total current assets..................................................      292,411
Property, plant, and equipment, net.............................................      112,319
Goodwill, net...................................................................      158,638
Other intangibles, net..........................................................       16,975
Prepaid pension costs...........................................................       20,869
Deferred charges and other assets...............................................       15,158
                                                                                     --------
Total assets....................................................................     $616,370
                                                                                     ========
                           LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities......................................     $116,514
  Current portion of long-term debt.............................................       22,921
                                                                                     --------
          Total current liabilities.............................................      139,435
Long-term debt, less current portion............................................      283,778
Deferred revenue................................................................       21,514
Other long-term liabilities.....................................................       26,972
Shareholders' equity:
  Preferred stock, par value $.01 per share: 1,000,000 shares authorized; no
     shares issued or outstanding...............................................           --
  Common stock, par value $.01 per share: 53,000,000 shares authorized; issued
     and outstanding 13,192,188, net of 1,553 shares in treasury................          132
  Class A common stock, par value $.01 per share: 1,000,000 shares authorized;
     978,458 shares issued and outstanding......................................           10
  Additional capital paid in....................................................       76,651
  Retained earnings.............................................................       67,878
                                                                                     --------
          Total shareholders' equity............................................      144,671
                                                                                     --------
Total liabilities and shareholders' equity......................................     $616,370
                                                                                     ========

      See notes to unaudited condensed consolidated financial statements.

                                  TRACOR, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                                          THREE MONTHS ENDED
                                                                               MARCH 31,
                                                                         ---------------------
                                                                           1996         1995
                                                                         --------     --------
                                                                         (IN THOUSANDS, EXCEPT
                                                                           PER SHARE AMOUNTS)
Net sales..............................................................  $229,047     $211,241
Cost of sales..........................................................   181,993      168,627
                                                                         --------     --------
          Gross profit.................................................    47,054       42,614
Selling, administrative, and general expenses..........................    27,607       26,239
                                                                         --------     --------
          Earnings before interest and income taxes....................    19,447       16,375
Interest expense, net..................................................     5,683        5,398
                                                                         --------     --------
          Income before income taxes...................................    13,764       10,977
Income taxes...........................................................     6,103        4,727
                                                                         --------     --------
Net income.............................................................  $  7,661     $  6,250
                                                                         ========     ========
Net income per common and common equivalent share......................  $    .32     $    .30
                                                                         ========     ========

      See notes to unaudited condensed consolidated financial statements.

                                  TRACOR, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                          THREE MONTHS ENDED
                                                                              MARCH 31,
                                                                        ----------------------
                                                                          1996          1995
                                                                        ---------     --------
                                                                            (IN THOUSANDS)
Operating activities:
  Net income..........................................................  $   7,661     $  6,250
  Adjustments to reconcile net income to net cash provided by (used
     in) operating activities:
     Depreciation of property, plant, and equipment...................      3,807        3,390
     Amortization of goodwill.........................................      1,122          843
     Amortization of other intangibles................................      1,410        1,410
     Decrease in prepaid pension costs................................      2,238        2,785
     Decrease in debt issuance costs..................................        629          511
     Decrease in deferred revenue.....................................     (2,238)      (2,785)
     Changes in operating assets and liabilities:
       Decrease in accounts receivable................................        137       12,266
       Increase in inventories and prepaid expenses...................     (6,398)      (1,562)
       Decrease in recoverable income taxes...........................         68        2,067
       Decrease in accounts payable and accrued expenses..............     (8,312)      (3,776)
       Increase in other, net.........................................       (270)      (1,385)
                                                                        ---------     --------
     Net cash provided by (used in) operating activities..............       (146)      20,014
Investing activities:
  Purchases of property, plant, and equipment.........................     (2,754)      (1,721)
  Acquisition of business, net of cash acquired.......................   (103,058)     (12,102)
                                                                        ---------     --------
     Net cash used in investing activities............................   (105,812)     (13,823)
Financing activities:
  Payments of long-term debt..........................................    (84,287)      (2,631)
  Proceeds from issuance of long-term debt............................    180,000           --
  Payment of debt issuance costs......................................     (5,041)          --
                                                                        ---------     --------
     Net cash provided by (used in) financing activities..............     90,672       (2,631)
                                                                        ---------     --------
     Increase (decrease) in cash and cash equivalents.................    (15,286)       3,560
Cash and cash equivalents at beginning of period......................     59,478       24,152
                                                                        ---------     --------
Cash and cash equivalents at end of period............................  $  44,192     $ 27,712
                                                                        =========     ========

      See notes to unaudited condensed consolidated financial statements.

                                  TRACOR, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996
                                  (UNAUDITED)

NOTE A -- BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements of Tracor, Inc. ("Tracor" or the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 1996, are not necessarily indicative of the results that may be expected for the year ending December 31, 1996. For further information, refer to the Company's consolidated financial statements and notes thereto as of December 31, 1995.

NOTE B -- INCOME TAXES

     The effective income tax rate for the three months ended March 31, 1996, is based on the expected annual rate for federal, state, and foreign income taxes.

NOTE C -- NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE

     Primary and fully diluted net income per share amounts are computed in accordance with the modified treasury stock method using the weighted average common shares outstanding and equivalents assuming the exercise of all outstanding warrants and options for common shares. The weighted average common and common equivalent shares used in this calculation were 24,878,000 and 23,138,000 for the three months ended March 31, 1996 and 1995, respectively. For purposes of net income per share computations, net income is adjusted for the pro forma reduction of interest expense, net of income taxes, resulting from the assumed use of warrants and options exercise proceeds to reduce outstanding debt. For the first quarter of 1996 and 1995, the primary and fully diluted net income per share calculations yielded the same amount.

NOTE D -- ACQUISITIONS

  AEL Acquisition

     On February 22, 1996, Tracor purchased all of the approximately 4.1 million common shares of AEL Industries, Inc. ("AEL"). AEL designs and manufactures sophisticated countermeasures, simulation, and radar-warning receiver systems; installs and integrates electronic avionics equipment in military and commercial aircraft; and provides state-of-the-art antenna, microwave, and integrated circuit components.

     The purchase price, including acquisition expenses, was approximately $103 million. AEL's long-term indebtedness prior to the acquisition totaled approximately $20 million, of which approximately $10 million was retired and approximately $10 million was assumed by Tracor. The financing for the transaction and related expenses was obtained through an increase of the Company's existing bank term credit facility and from cash on hand.

     The acquisition has been accounted for using the purchase method, and, accordingly, the purchase price ($103 million) and the liabilities assumed ($59 million) have been allocated to the assets acquired ($102 million) based on a preliminary estimate of their respective fair values at the date of acquisition. This preliminary estimate is subject to change based on finalization of certain fair value determinations. Such fair value determinations are not expected to have a material effect on the consolidated financial position or results of operations of Tracor. The resulting excess of the purchase price over the preliminary estimate of the fair value of the net assets acquired ($60 million) is being amortized over 30 years.

                                  TRACOR, INC.

                                  (UNAUDITED)

     AEL's results of operations have been included in the Company's consolidated statements of income from February 22, 1996, the date of acquisition, through March 31, 1996. The following net sales, net income, and net income per share are presented on a pro forma basis, assuming the acquisition had occurred on January 1, 1995 (in thousands, except per share data):

                                                                          THREE-MONTH
                                                                         PERIOD ENDED
                                                                           MARCH 31
                                                                     ---------------------
                                                                       1996         1995
                                                                     --------     --------
    Net sales......................................................  $245,900     $243,045
    Net income.....................................................     1,591        6,366
    Net income per share fully diluted.............................       .08          .30

     The pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisition of AEL occurred on January 1, 1995, nor of future results.

  Westmark Acquisition

     On March 12, 1996, Tracor reached agreement with Westmark Systems, Inc. ("Westmark") to acquire substantially all of Westmark's assets, which primarily consist of Tracor stock and warrants, as well as certain real estate holdings. Westmark, the former parent company of Tracor, holds all of Tracor's Class A stock (978,458 shares), a Series B warrant to purchase 5,249,428 shares of Tracor common stock with an exercise price of $4.42 per share, and a Series C warrant to purchase 5,455,000 shares of Tracor common stock with an exercise price of $7.36 per share. Under the agreement, which is subject to shareholder approval by both companies, Tracor would exchange approximately 8 million shares of common stock for the assets. The number of shares is subject to certain adjustments based on Tracor's average stock price during a 20-day period ending three days before the earliest shareholder meeting held. Westmark will liquidate concurrently with the closing by distributing the Tracor shares to its shareholders. The agreement provides for a distribution of the Tracor shares through underwritten secondary offerings of a maximum of one-half of the shares during the first two years after the closing.

NOTE E -- LONG-TERM DEBT

     Concurrent with the AEL Acquisition, Tracor amended and restated its existing credit agreement ("Amended Credit Agreement") increasing the total credit available thereunder from $135 million to $270 million. The Amended Credit Agreement consists of a $180 million term loan facility, a $40 million revolving loan facility, and a $50 million letters of credit facility. Substantially all assets of Tracor and certain domestic, wholly owned subsidiaries are pledged or mortgaged under the Amended Credit Agreement, and all borrowings are guaranteed by such subsidiaries.

     The term loans are comprised of an $80 million A Term Loan, a $50 million B Term Loan, and a $50 million C Term Loan. The A Term Loan facility is evidenced by promissory notes maturing October 31, 1999, and requiring quarterly principle payments of approximately $5.3 million. The B Term Loan facility is evidenced by promissory notes maturing October 31, 2000, requiring quarterly payments of $133,333 through and including October 31, 1999, and quarterly payments of $12 million from January 31, 2000, through October 31, 2000. The C Term Loan facility is evidenced by promissory notes maturing April 30, 2001, requiring quarterly payments of $131,578 through October 31, 2000, and two payments of $23,750,000 on January 31 and April 30, 2001. The revolving loans facility is evidenced by promissory notes maturing December 31, 2000. The letters of credit facility provides for the issuance of letters of credit with expiration dates generally 18 months or less from the date of issuance (automatically renewable unless a default exists at the expiration date) but in any event not later than December 31, 2000.

                                  TRACOR, INC.

                                  (UNAUDITED)

     Certain mandatory prepayments are also required, including the prepayment of amounts equal to 100% of the net proceeds from any asset sales, subject to certain exceptions, and 50% of annual excess cash flow. Such mandatory repayments are to be applied to equally and ratably prepay the A, B, and C Term Loans based on the relative principal amounts outstanding.

     Term loans under the A Term Loan facility and the revolving loans bear interest at Tracor's option at either the lender's base rate plus 1 1/2% or the eurodollar rate plus 2 1/2%. Loans under the B Term Loan facility bear interest at Tracor's option at either the lender's base rate plus 2% or the eurodollar rate plus 3%. Loans under the C Term Loan facility bear interest at Tracor's option at either the lender's base rate plus 2 1/4% or the eurodollar rate plus 3 1/4%. Interest on base rate loans is payable quarterly, and interest on eurodollar loans is payable at the end of the applicable interest period or every three months in the case of interest periods in excess of three months. A commitment fee of .5% per annum is charged on the unused revolving loans and letters of credit facility and is payable quarterly in arrears. Each letter of credit bears a total fee of 2 3/8% per annum plus customary administrative charges. At March 31, 1996, the Company had outstanding letters of credit totaling $38.2 million relating to commitments for performance on certain contracts with foreign customers and as collateral on certain insurance policies.

     The Amended Credit Agreement contains covenants which, among other things, impose limitations and restrictions on the incurrence of additional indebtedness, capital expenditures, future mergers and acquisitions, sales of assets, payment of dividends (limited to 30% of net income for the prior year), and changes in control, as defined. In addition, Tracor is required to satisfy certain financial covenants and tests relating to, among other matters, interest coverage, working capital, leverage, and net worth.

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Tracor, Inc.

     We have audited the consolidated balance sheets of Tracor, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated income statements and statements of shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of Tracor's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tracor, Inc. and subsidiaries at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

Austin, Texas
January 26, 1996,
  except for Note N, as to which
  the date is March 12, 1996

                                  TRACOR, INC.

                         CONSOLIDATED INCOME STATEMENTS
                 YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

                                                               1995         1994         1993
                                                             --------     --------     --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                          AMOUNTS)
Net sales................................................    $886,920     $694,037     $407,495
Cost of sales............................................     713,802      568,020      333,852
                                                             --------     --------     --------
          Gross profit...................................     173,118      126,017       73,643
Selling, administrative, and general expenses............     104,928       78,201       49,889
                                                             --------     --------     --------
          Earnings before interest and income taxes......      68,190       47,816       23,754
Interest expense.........................................      19,496       16,771        8,277
                                                             --------     --------     --------
          Income before income taxes.....................      48,694       31,045       15,477
Income taxes.............................................      20,831       12,498        6,200
                                                             --------     --------     --------
Net income...............................................    $ 27,863     $ 18,547     $  9,277
                                                             ========     ========     ========
Net income per common and common equivalent share:
  Primary................................................    $   1.23     $    .96     $    .56
                                                             ========     ========     ========
  Fully diluted..........................................    $   1.23     $    .93     $    .54
                                                             ========     ========     ========

                See notes to consolidated financial statements.

                                  TRACOR, INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1994

                                     ASSETS

                                                                           1995         1994
                                                                         --------     --------
                                                                         (IN THOUSANDS, EXCEPT
                                                                             SHARE AMOUNTS)
Current assets:
  Cash and cash equivalents............................................  $ 59,478     $ 24,152
  Accounts receivable..................................................   141,657      135,678
  Inventories..........................................................     4,695        5,089
  Prepaid expenses and other...........................................     7,988       10,490
  Deferred income taxes................................................    15,916       17,005
                                                                         --------     --------
          Total current assets.........................................   229,734      192,414
Property, plant, and equipment.........................................   120,333      110,968
  Less allowances for depreciation and amortization....................    34,573       24,933
                                                                         --------     --------
          Net property, plant, and equipment...........................    85,760       86,035
Goodwill, net of accumulated amortization of $5,219 in 1995 and $1,553
  in 1994..............................................................    99,813       94,695
Other intangibles, net of accumulated amortization of $7,870 in 1995
  and $2,206 in 1994...................................................    18,385       24,025
Prepaid pension costs..................................................    23,107       34,793
Deferred charges and other assets......................................    10,657       12,124
                                                                         --------     --------
Total assets...........................................................  $467,456     $444,086
                                                                         ========     ========
                    LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................................  $ 22,981     $ 15,584
  Accrued liabilities..................................................    66,889       70,709
  Current portion of long-term debt....................................    10,735       10,729
                                                                         --------     --------
          Total current liabilities....................................   100,605       97,022
Long-term debt, less current portion...................................   180,440      195,009
Deferred revenue.......................................................    23,752       35,438
Other long-term liabilities............................................    25,694       26,025
Shareholders' equity:
  Preferred stock, par value $.01 per share: 1,000,000 shares
     authorized; no shares issued or outstanding.......................        --           --
  Common stock, par value $.01 per share: 53,000,000 shares authorized;
     issued and outstanding: 13,172,754 in 1995, 10,678,726 in 1994,
     net of 977,803 shares in treasury in 1994.........................       132          106
  Class A common stock, par value $.01 per share: 1,000,000 shares
     authorized; 978,458 shares issued and outstanding.................        10           10
  Additional capital paid in...........................................    76,606       58,122
  Retained earnings....................................................    60,217       32,354
                                                                         --------     --------
          Total shareholders' equity...................................   136,965       90,592
                                                                         --------     --------
Total liabilities and shareholders' equity.............................  $467,456     $444,086
                                                                         ========     ========

                See notes to consolidated financial statements.

                                  TRACOR, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

                                                  COMMON STOCK
                                                 ---------------    ADDITIONAL
                                                            PAR      CAPITAL      RETAINED
                                                 SHARES    VALUE     PAID IN      EARNINGS     TOTAL
                                                 ------    -----    ----------    --------    --------
                                                                  (IN THOUSANDS)
Balance at January 1, 1993...................... 10,000    $ 100     $ 47,715     $  4,530    $ 52,345
  Exercise of stock options and Series A
     Warrants...................................    612        6        1,539                    1,545
  Net income....................................                                     9,277       9,277
                                                 ------    -----     --------     --------    --------
Balance at December 31, 1993.................... 10,612      106       49,254       13,807      63,167
  Issuance of common stock......................  1,928       19       16,345                   16,364
  Exercise of stock options and Series A
     Warrants...................................     92        1          309                      310
  Purchase of common stock, at cost.............   (975)     (10)      (7,786)                  (7,796)
  Net income....................................                                    18,547      18,547
                                                 ------    -----     --------     --------    --------
Balance at December 31, 1994.................... 11,657      116       58,122       32,354      90,592
  Issuance of common stock......................  2,217       22       18,891                   18,913
  Stock issuance costs..........................                       (1,034)                  (1,034)
  Exercise of stock options and Series A
     Warrants...................................    282        4          659                      663
  Purchase of common stock, at cost.............     (5)                  (32)                     (32)
  Net income....................................                                    27,863      27,863
                                                 ------    ----      --------     --------    --------
Balance at December 31, 1995.................... 14,151    $ 142     $ 76,606     $ 60,217    $136,965
                                                 ======    =====     ========     ========    ========

                See notes to consolidated financial statements.

                                  TRACOR, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

                                                              1995         1994         1993
                                                            --------     --------     ---------
                                                                      (IN THOUSANDS)
Operating activities:
  Net income..............................................  $ 27,863     $ 18,547     $   9,277
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation of property, plant, and equipment.......    13,524       12,236         8,365
     Amortization of goodwill.............................     3,666        1,204           349
     Amortization of other intangibles....................     5,664        1,306           900
     Decrease in prepaid pension costs....................    11,686        3,489         1,958
     Decrease in debt issuance costs......................     2,054        2,577           937
     Provision for deferred income taxes..................     2,796        2,067           823
     Decrease in deferred revenue.........................   (11,686)      (3,489)           --
     Changes in operating assets and liabilities:
       (Increase) decrease in accounts receivable.........    (4,085)       9,616        12,569
       (Increase) decrease in inventories and prepaids....     3,220         (771)        2,119
       Increase (decrease) in accounts payable............     6,869       (8,326)        2,548
       Increase (decrease) in advanced payments...........    (2,368)      (4,788)        5,215
       Due to Vitro's former parent.......................        --       (7,197)       (1,306)
       Decrease in accrued expenses.......................    (4,696)        (639)       (3,515)
       Increase in other, net.............................      (545)         (43)         (124)
                                                            --------     --------     ---------
       Net adjustments to income..........................    26,099        7,242        30,838
  Proceeds from predecessor claim.........................        --           --         5,373
                                                            --------     --------     ---------
       Net cash provided by operating activities..........    53,962       25,789        45,488
Investing activities:
  Purchases of property, plant, and equipment.............   (13,676)     (11,007)       (8,435)
  Proceeds from sale of property, plant, and equipment....     2,382          897           271
  Acquisition of businesses, net of cash acquired.........   (15,120)     (61,048)      (92,792)
                                                            --------     --------     ---------
       Net cash used in investing activities..............   (26,414)     (71,158)     (100,956)
Financing activities:
  Payments of long-term debt..............................   (10,732)     (38,342)      (48,892)
  Purchase of treasury stock..............................       (32)      (7,796)           --
  Proceeds from stock offering, net of stock issuance
     costs................................................    17,879           --            --
  Proceeds from issuance of long-term debt................        --       85,000       143,000
  Payment of debt issuance costs..........................        --       (3,229)       (9,544)
  Exercise of stock options and warrants..................       663          310         1,545
                                                            --------     --------     ---------
       Net cash provided by financing activities..........     7,778       35,943        86,109
                                                            --------     --------     ---------
       Increase (decrease) in cash and cash equivalents...    35,326       (9,426)       30,641
Cash and cash equivalents at beginning of period..........    24,152       33,578         2,937
                                                            --------     --------     ---------
Cash and cash equivalents at end of period................  $ 59,478     $ 24,152     $  33,578
                                                            ========     ========     =========

                See notes to consolidated financial statements.

                                  TRACOR, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

NOTE A -- BUSINESS AND ACQUISITIONS

  Business

     Tracor, Inc. and its subsidiaries (individually and collectively referred to as Tracor or the Company) operate in one business segment, providing a broad range of sophisticated electronic products, systems, and services to its customers in the U.S. Department of Defense (DOD) as well as in nondefense U.S. government agencies, other governments, and the commercial marketplace. Tracor primarily markets and sells its own products, systems and services. When marketing and selling to foreign customers, Tracor frequently engages the assistance of in-country representatives, distributors, or trading companies.

     Sales to agencies of the U.S. government totaled $773 million in 1995, $611 million in 1994, and $341 million in 1993. The U.S. government, through approximately 570 contracts with 100 separate government agencies, was the only customer accounting for more than 10% of consolidated net sales. Sales to the DOD were $717 million in 1995, $563 million in 1994, and $318 million in 1993.

     Export sales, principally to Pacific Rim, European, and Middle Eastern customers, totaled $81 million in 1995, $59 million in 1994, and $44 million in 1993. Income before income taxes from foreign-based operations was not significant.

  Acquisitions

     GDE Acquisition

     On November 17, 1994, Tracor purchased all of the outstanding common stock of GDE Holdings, Inc., including its wholly owned subsidiaries (individually and collectively referred to as "GDE"). GDE designs, develops, manufactures, and supports automatic test systems, imagery and information systems, and mission planning systems. The purchase price, including the effect of a post-closing amendment to the acquisition that was finalized in March 1995, and related acquisition expenses were $102 million. The purchase price was financed by the issuance of approximately 1.9 million shares of Tracor's common stock (recorded at $8.50 per share), the issuance of approximately $10.9 million of Series A Notes (see Note G), the borrowing of $55 million under the Company's amended and restated credit agreement (Amended Credit Agreement) (see Note G), and approximately $19.9 million of the Company's cash on hand.

     The acquisition has been accounted for using the purchase method, and, accordingly, the purchase price and the liabilities assumed ($76 million) have been allocated to the assets acquired ($104 million) based on their respective fair values at the date of acquisition. The resulting excess of the purchase price over the fair value of the net assets acquired ($74 million) is being amortized over 30 years.

     Vitro Acquisition

     On August 25, 1993, Tracor purchased all of the outstanding common stock of Vitro Corporation, including its wholly owned subsidiaries (individually and collectively referred to as "Vitro"). Vitro provides management and engineering expertise for the design, development, acquisition, production, test, operation, maintenance, and modernization of ships, submarines, missiles, aircraft, and complex computer systems. The purchase price including acquisition expenses was $92 million in cash. The purchase price was financed by the net proceeds of the issuance of $105 million of Senior Subordinated Notes (see Note G).

     The acquisition has been accounted for using the purchase method, and, accordingly, the purchase price and the liabilities assumed ($62 million) have been allocated to the assets acquired ($130 million) based on their respective fair values at the date of acquisition. The resulting excess of the purchase price over the fair value of the net assets acquired ($24 million) is being amortized over 25 years.

                                  TRACOR, INC.

     Lundy Acquisition

     In March 1995, Tracor acquired certain assets and assumed certain liabilities of Lundy Technical Center, a division of TransTechnology Corporation (Lundy), for a cash price of $6.2 million. Lundy produces various chaff products for the U.S. government and foreign customers.

     The acquisition has been accounted for using the purchase method, and, accordingly, the purchase price and the liabilities assumed ($3.7 million) have been allocated to the assets acquired ($4.8 million) based on their respective fair values at the date of acquisition. The resulting excess of the purchase price over the fair value of the net assets acquired ($5.1 million) is being amortized over 20 years.

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Consolidation

     The consolidated financial statements include the accounts of Tracor, Inc. and its subsidiaries, substantially all of which are wholly owned. All significant intercompany accounts have been eliminated.

  Cash Equivalents

     All highly liquid investments, with a maturity of three months or less when purchased, are considered to be cash equivalents.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, in particular estimates of anticipated contract costs and revenues utilized in the earnings recognition process, that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Long-term Contracts

     Long-term contracts are accounted for under the percentage of completion method, wherein revenue is recognized based on cumulative costs incurred and the estimated cost to complete as such relates to total contract price. All costs are expensed as incurred, and losses on contracts are estimated and recognized when it becomes apparent a loss is to be incurred. The revenue impact of pension costs is recognized as the pension costs are recognized for generally accepted accounting principles (GAAP) purposes. This results in the deferral of revenue where allowable pension costs under government accounting regulations exceed pension costs as prescribed by GAAP. The entire amount of deferred revenue in the accompanying consolidated balance sheets results from this accounting methodology.

     The progress payment provisions of certain contracts permit Tracor to bill for a percentage of costs incurred. The remainder of costs incurred and profit are included in unbilled costs and fees and are billed at the completion of the contract or upon delivery of the product.

  Inventories

     Inventories, consisting principally of raw materials, are stated at the lower of cost (generally first-in, first-out method) or market.

  Property, Plant, and Equipment

     Property, plant, and equipment are recorded at cost, and depreciation is calculated on both the straight-line and accelerated methods over the useful lives of the related assets.

                                  TRACOR, INC.

  Goodwill, Other Intangibles, and Deferred Charges and Other Assets

     Goodwill, the excess cost over the fair value of net assets acquired, is amortized using the straight-line method over 10 to 30 years. Other intangibles are recorded at cost and amortized using the straight-line method over their economic lives. Deferred debt issuance costs, included in deferred charges and other assets, are capitalized and amortized to interest expense using the interest method.

     It is Tracor's policy to value goodwill and other intangible assets at the lower of unamortized cost or fair value. Management reviews the valuation and amortization of intangible assets on a periodic basis, taking into consideration any events or circumstances which might result in diminished fair value. If this review indicates goodwill will not be recoverable, as determined by the undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying value of the goodwill is reduced by the estimated shortfall of cash flows.

  Research and Development Costs

     Tracor-funded research and development costs are expensed as incurred. Such costs were $5.4 million in 1995, $4.7 million in 1994, and $3.5 million in 1993.

  Income Taxes

     In accordance with Financial Accounting Standards Board (FASB) Statement No. 109, Accounting for Income Taxes, deferred income taxes are provided for temporary differences between the basis of assets and liabilities for financial reporting purposes and for income tax return purposes.

  Recently Issued Accounting Standards

     In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are held for disposition. Tracor will adopt Statement No. 121 in 1996 and, based on current circumstances, does not expect a material impact to the Company's results of operations or financial position.

  Reclassifications

     For comparative purposes, certain reclassifications have been made to amounts previously reported.

                                  TRACOR, INC.

NOTE C -- ACCOUNTS RECEIVABLE

     The following table shows the components of accounts receivable (in thousands), which include unbilled costs and fees under fixed-price and cost-reimbursement type contracts. Billed accounts receivable are shown net of allowances for doubtful accounts.

                                                                       1995         1994
                                                                     --------     --------
    Billed:
      U.S. government, including Foreign Military Sales (FMS)....    $ 72,338     $ 73,296
      Foreign....................................................       6,591        8,861
      Domestic commercial........................................      13,238       17,384
                                                                     --------     --------
                                                                       92,167       99,541
    Unbilled costs and fees:
      U.S. government, including FMS.............................      41,599       23,143
      Foreign....................................................       5,266        8,364
      Domestic commercial........................................       2,625        4,630
                                                                     --------     --------
                                                                       49,490       36,137
                                                                     --------     --------
                                                                     $141,657     $135,678
                                                                     ========     ========

     Amounts included in unbilled costs and fees comprise contract amounts for which billings have not been presented. The requirements for billing are those commonly found in contracting situations, such as meeting contractual milestones and fulfilling retainage provisions. Substantially all amounts not billed at December 31, 1995, will be billed during 1996. It is also anticipated that substantially all billed accounts receivable and unbilled costs and fees will be collected within one year.

     The following table summarizes the changes in the allowance for doubtful accounts for 1993, 1994, and 1995 (in thousands):

    Balance at January 1, 1993...................................................  $  79
      Additions charged to costs and expenses....................................     --
      Write-off of uncollectible accounts........................................     (1)
                                                                                   -----
    Balance at December 31, 1993.................................................     78
      Additions charged to costs and expenses....................................      2
      Additions due to GDE acquisition...........................................    804
      Write-off of uncollectible accounts........................................    (16)
                                                                                   -----
    Balance at December 31, 1994.................................................    868
      Additions charged to costs and expenses....................................    285
      Write-off of uncollectible accounts........................................   (195)
      Reduction in allowance.....................................................   (492)
                                                                                   -----
    Balance at December 31, 1995.................................................  $ 466
                                                                                   =====

     Although Tracor has a concentration of credit risk with the U.S. government, Tracor has not historically experienced significant collection losses on U.S. government contracts. Also, Tracor's foreign receivables are not concentrated within any one geographic region, nor are they subject to economic conditions that would subject Tracor to unusual risk.

                                  TRACOR, INC.

NOTE D -- INVENTORIES

     The components of inventories are as follows (in thousands):

                                                                          1995       1994
                                                                         ------     ------
    Raw materials......................................................  $2,824     $3,228
    Work in process....................................................   1,651      1,253
    Finished goods.....................................................     220        608
                                                                         ------     ------
                                                                         $4,695     $5,089
                                                                         ======     ======

NOTE E -- PROPERTY, PLANT, AND EQUIPMENT

     The components of property, plant, and equipment are as follows (in thousands):

                                                                       1995         1994
                                                                     --------     --------
    Land...........................................................  $  8,942     $  9,212
    Buildings......................................................    34,394       33,377
    Equipment......................................................    71,179       62,213
    Leasehold improvements.........................................     5,818        6,166
                                                                     --------     --------
                                                                     $120,333     $110,968
                                                                     ========     ========

NOTE F -- ACCRUED LIABILITIES

     The components of accrued liabilities are as follows (in thousands):

                                                                       1995         1994
                                                                     --------     --------
    Payroll and related items......................................  $ 44,493     $ 42,806
    Advance payments from customers................................     3,324        5,692
    Interest.......................................................     4,997        5,627
    Other..........................................................    14,075       16,584
                                                                     --------     --------
                                                                     $ 66,889     $ 70,709
                                                                     ========     ========

NOTE G -- LONG-TERM DEBT

     The components of long-term debt are as follows (in thousands):

                                                                       1995         1994
                                                                     --------     --------
    Revolving loan.................................................  $     --     $     --
    Term loans.....................................................    74,550       85,000
    Senior Subordinated Notes......................................   105,000      105,000
    Series A Notes.................................................    10,947       14,778
    Other..........................................................       678          960
                                                                     --------     --------
                                                                      191,175      205,738
    Less current maturities........................................    10,735       10,729
                                                                     --------     --------
                                                                     $180,440     $195,009
                                                                     ========     ========

     Interest paid totaled $20.6 million in 1995, $13.8 million in 1994, and $3.1 million in 1993. Interest expense is presented net of interest income of $2.9 million in 1995, $1.2 million in 1994, and $230,000 in 1993.

                                  TRACOR, INC.

  Amended and Restated Credit Agreement

     Concurrent with the acquisition of GDE, Tracor amended and restated its existing credit agreement, increasing the total credit available thereunder from $70 million to $145 million by increasing the term loans facility from $30 million to $85 million, increasing the available revolving loans from $20 million to $30 million, and increasing the letters of credit facility from $20 million to $30 million. Substantially all assets of Tracor and certain domestic, wholly owned subsidiaries are pledged or mortgaged under the Amended Credit Agreement, and all borrowings are guaranteed by such subsidiaries.

     The term loans are comprised of a $30 million Tranche A facility and a $44.6 million Tranche B facility. The Tranche A facility is evidenced by promissory notes maturing October 31, 1998, and requiring quarterly principal payments of $2.5 million. The Tranche B facility is evidenced by promissory notes maturing February 28, 2001, requiring quarterly principal payments of $112,500 through and including October 31, 1998, and quarterly principal payments of $3.6 million from January 31, 1999, through October 31, 2000, plus a payment of $14.4 million on the final maturity date of February 28, 2001. The revolving loans are evidenced by promissory notes maturing March 31, 1998. The letters of credit facility provides for the issuance of letters of credit with expiration dates generally one year or less from the date of issuance (automatically renewable unless a default exists at the expiration date) but in any event not later than March 31, 1998. The final maturity date of the revolving loans and the letters of credit facility may be extended to October 31, 1999, if requested by Tracor, providing no default exists.

     Certain mandatory prepayments are also required including the prepayment of amounts equal to 100% of the net proceeds from the issuance of any additional debt and a percentage of the net proceeds from the sale of Tracor equity, 100% of the net proceeds from any asset sales, subject to certain exceptions, and 50% of annual excess cash flow. Such mandatory repayments are to be applied first to repay the term loans in inverse order of maturity and second to repay revolving loans (and reduce the commitments accordingly).

     Term loans under the Tranche A facility and revolving loans bear interest at Tracor's option at either the lender's base rate plus 1 1/2% or the eurodollar rate plus 2 1/2% (8.25% at December 31, 1995). Term loans under the Tranche B facility bear interest at Tracor's option at either the lender's base rate plus 2% or the eurodollar rate plus 3% (8.75% at December 31, 1995). Interest on base rate loans is payable quarterly, and interest on eurodollar loans is payable at the end of the applicable interest period or every three months in the case of interest periods in excess of three months. A commitment fee of .5% per annum is charged on the unused revolving loan and letters of credit facility and is payable quarterly in arrears. Each letter of credit bears a total fee of 2 1/2% per annum plus customary administrative charges. Available credit under the revolving loans facility was $30 million at December 31, 1995 and 1994. Tracor had $20.8 million at December 31, 1995, and $17.6 million at December 31, 1994, outstanding under its letters of credit facility relating to commitments for performance on certain contracts and as collateral on certain insurance policies.

     The Amended Credit Agreement contains covenants which, among other things, impose limitations and restrictions on the incurrence of additional indebtedness, capital expenditures, future mergers and acquisitions, sales of assets, payment of dividends (limited to 30% of net income for the prior year), and changes in control, as defined. In addition, Tracor is required to satisfy certain financial covenants and tests relating to, among other matters, interest coverage, working capital, leverage, and net worth.

     The Amended Credit Agreement was further amended and restated on February 22, 1996. See Note N.

  Senior Subordinated Notes

     The acquisition of Vitro was financed by the issuance of $105 million aggregate principal amount of Senior Subordinated Notes due August 15, 2001 (the Notes). The Notes bear interest at an annual rate of 10 7/8%, payable semiannually on February 15 and August 15. There is no sinking fund requirement.

                                  TRACOR, INC.

     The acquisition of GDE was financed in part by the issuance of $10.9 million (as adjusted by a post-closing amendment to the acquisition that was finalized in March 1995) aggregate principal amount of Series A Notes due August 15, 2001 (Series A Notes) in a private placement in November 1994. The Series A Notes rank on the same level as, and are a part of the same series of securities as, the Company's existing Notes discussed above. The Series A Notes bear interest at an annual rate of 10 7/8%, payable semiannually on February 15 and August 15. There is no sinking fund requirement.

     The Notes and Series A Notes are redeemable, in whole or in part, at the option of Tracor, on or after August 15, 1997, at the redemption prices of 104.661% in 1997, 103.107% in 1998, 101.554% in 1999, and 100% thereafter. In the event of a change of control, as defined in the Indenture, each holder may require Tracor to repurchase such holder's Notes or Series A Notes, as applicable, at 101% plus accrued and unpaid interest. Tracor is also required to offer to repurchase a specified portion of the Notes and Series A Notes in the event of certain asset sales.

     The Notes and Series A Notes are subordinated to all senior debt, subordinated on an equal basis with any future senior subordinated indebtedness, and senior to all other subordinated debt of Tracor. Substantially all of Tracor's wholly owned subsidiaries have guaranteed the Notes and Series A Notes on a senior subordinated basis.

     The indentures pertaining to the Notes and Series A Notes contain restrictions on the incurrence of additional indebtedness, dividends on and redemptions of capital stock, redemptions of certain subordinated obligations, the making of certain investments, transactions with affiliates, sales of assets, and mergers or consolidations with or transfers of assets to other persons.

     Aggregate annual long-term debt maturities for each of the next five years are as follows (in thousands):

                1996..............................................  $ 10,735
                1997..............................................    10,769
                1998..............................................    10,484
                1999..............................................    14,436
                2000..............................................    14,404
                2001 and thereafter...............................   130,347
                                                                    --------
                          Total...................................  $191,175
                                                                    ========

  Fair Value

     The fair value of Tracor's outstanding debt under the Amended Credit Agreement approximates its carrying value. This assessment is based on the fact the debt has a variable interest rate. Based on the market prices for the Notes, the fair values of Tracor's Notes and Series A Notes are $108.4 million and $11.3 million, respectively, at December 31, 1995, and $101.9 million and $14.3 million, respectively, at December 31, 1994.

NOTE H -- RETIREMENT BENEFIT PLANS

     Tracor provides retirement benefits through contributory and noncontributory defined benefit and defined contribution plans.

  Defined Benefit Pension Plan

     Tracor's defined benefit pension plan (Pension Plan) covers most of its employees. Retirement benefits are generally based on years of service and final average compensation. Tracor's contributions are made in amounts sufficient to satisfy ERISA funding requirements.

                                  TRACOR, INC.

     In connection with the acquisition of GDE in 1994, certain actuarial assumptions of GDE's defined benefit plan were revised to conform to Tracor's own plan assumptions. Accordingly, the pension assets for GDE's plan exceeded benefit obligations, resulting in the recording of prepaid pension costs for GDE of approximately $35 million.

     GDE's defined benefit pension plan was merged with the Pension Plan on December 31, 1994. As a result, Pension Plan assets increased $162 million, and the actuarial present value of the projected benefit obligation increased $135 million.

     Assumptions used in accounting for the Pension Plan were:

                                                                       1995    1994    1993
                                                                       ----    ----    ----
    Weighted-average discount rate:
      January 1......................................................  8.75%   7.50%   8.75%
      December 31....................................................  7.25%   8.75%   7.50%
    Rate of increase in compensation levels:
      January 1......................................................  5.00%   4.00%   5.00%
      December 31....................................................  4.00%   5.00%   4.00%
    Expected long-term rate of return on assets......................  9.50%   9.50%   9.50%

     Substantially all Pension Plan assets are invested in publicly traded stocks and bonds. The funded status and the amount recognized in the consolidated balance sheets are as follows (in thousands):

                                                                       1995         1994
                                                                     --------     --------
    Actuarial present value of benefit obligations:
      Vested benefit obligation....................................  $304,687     $236,050
                                                                     ========     ========
      Accumulated benefit obligation...............................  $315,351     $245,227
                                                                     ========     ========
    Projected benefit obligation...................................  $365,648     $289,755
    Pension Plan assets at fair value..............................   350,570      301,209
                                                                     --------     --------
    Pension Plan assets in excess of (less than) the projected
      benefit obligation...........................................   (15,078)      11,454
    Unrecognized prior service cost................................     7,394          (21)
    Unrecognized net loss..........................................    30,791       23,360
                                                                     --------     --------
    Net prepaid pension costs recognized and included in other
      assets.......................................................  $ 23,107     $ 34,793
                                                                     ========     ========

     The components of pension expense are as follows (in thousands):

                                                              1995        1994       1993
                                                            --------    --------    -------
    Service cost, benefits earned during the year.........  $ 12,458    $  7,877    $ 3,971
    Interest cost on projected benefit obligation.........    25,891      13,221      6,349
    Actual return on Pension Plan assets..................   (73,856)      7,200     (3,069)
    Net amortization and deferral.........................    47,193     (24,367)    (4,336)
                                                            --------    --------    -------
                                                            $ 11,686    $  3,931    $ 2,915
                                                            ========    ========    =======

  Defined Contribution Retirement Plans

     Tracor's contributions under its defined contribution plans, which together cover substantially all employees, are generally based upon a percentage of an eligible employee's covered compensation or employee

                                  TRACOR, INC.

contributions. Expenses recorded under defined contribution plans were $9.2 million in 1995, $7.2 million in 1994, and $2.5 million in 1993.

  Postretirement Health Care Plans

     Tracor, principally through Vitro and GDE, provides postretirement health care and life insurance benefits to certain retired employees who meet minimum age and service requirements. The health care and life insurance plans are contributory and contain other cost-sharing features such as deductibles and coinsurance. Tracor's policy is to fund the cost of medical benefits in amounts determined at the discretion of management.

     Upon Tracor's acquisition of Vitro, the postretirement health care plans that previously existed for Vitro employees were discontinued, leaving only the obligation that existed at the acquisition date for eligible employees and retirees. Accordingly, the cost of providing these benefits under the Tracor and Vitro plans is not significant to the consolidated financial statements, and information regarding actuarial methods and assumptions, health care cost assumptions, and components of the obligation and annual expense is not provided. Other long-term liabilities include $5.5 million at December 31, 1995, and $6.7 million at December 31, 1994, for such benefits.

     The defined benefit health care and life insurance plans sponsored by GDE currently provide postretirement benefits; however, the salaried retiree medical plans will terminate effective July 1, 2008. The current GDE retiree plans will continue until that time with the premium capped at the rate in effect July 1, 1993, plus an escalation of 5% per year through 1997.

     The following table (in thousands) presents the GDE plans' funded status and the amounts recognized in the consolidated balance sheets:

                                                                        1995        1994
                                                                       -------     -------
    Accumulated postretirement benefit obligation:
      Retirees.......................................................  $ 8,149     $ 8,141
      Fully eligible active plan participants........................    1,596       1,729
      Other active plan participants.................................      842         968
                                                                       -------     -------
                                                                        10,587      10,838
      Plan assets at fair value......................................       --          --
                                                                       -------     -------
    Accrued postretirement obligation, included in other long-term
      liabilities....................................................  $10,587     $10,838
                                                                       =======     =======

     Net periodic postretirement benefit cost for the GDE plans was approximately $961,000 in 1995 and $116,000 in 1994.

     For measurement of the GDE plans, 9% to 11% annual rates of increase, depending on participant criteria, in the per capita cost of covered benefits (i.e., health care cost trend rate), were assumed for 1995 and 1994. The rates were assumed to decrease gradually to 6% for most participants by the year 2001 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care trend rate by one percentage point would increase the accumulated postretirement benefit obligation at December 31, 1995, by $137,000 and the net periodic postretirement benefit cost for 1995 by $8,000.

     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation for the GDE plans was 7.25% at December 31, 1995, and 8.75% at December 31, 1994.

                                  TRACOR, INC.

NOTE I -- SHAREHOLDERS' EQUITY

  Common Stock

     The holders of both classes of common stock share all the rights and privileges normally associated with such equity securities. However, solely for the purpose of electing Tracor's board of directors, holders of Class A common stock are entitled to vote as a class to elect one director and shall have no voting rights with respect to the election of the other directors.

     Under certain conditions, as set forth in a registration rights agreement, the initial holders of both classes of common stock may request Tracor to register its securities with the Securities and Exchange Commission (SEC) for resale. This registration right is generally not transferable to subsequent shareholders. Tracor must bear the cost of any registration, except for underwriting commissions, sellers' counsel fees, and other selling expenses. Tracor may include in any registration shares of common stock to be sold for its own account, subject to certain limitations.

     Generally, upon the sale, transfer, or other ownership change of any share of Class A common stock, such share shall be converted into a share of common stock. In the event and at such time as the number of outstanding shares of Class A common stock becomes less than 500,000, each outstanding share shall be converted into a share of common stock and the director position on the board of directors elected by the holders of the Class A common stock shall be eliminated.

     On May 2, 1995, Tracor concluded a public offering of 4,600,000 shares of common stock at a price of $11.50 per share. Of the 4,600,000 shares, Tracor sold 1,600,000 shares and a selling stockholder sold 3,000,000 shares. Included in shares sold by the stockholder were approximately 617,000 shares obtained upon the exercise of Series A Warrants. The net proceeds to Tracor from the exercise of Series A Warrants and the primary shares sold in the offering totaled approximately $18 million.

     During 1994, Tracor purchased from a major shareholder 975,000 shares of its common stock for $7.8 million. These shares were classified as treasury shares. In November 1995, Tracor's board of directors retired all 982,653 shares of common stock held as treasury stock. The shares returned to the status of authorized but unissued shares.

  Common Stock Purchase Warrants

     Tracor has issued three series of warrants that entitle the holders to purchase shares of common stock. The warrants are exercisable at the option of the holder at any time prior to December 27, 2001, and are not callable by Tracor. Under certain conditions, as defined in the warrant agreements for each series, the number of shares purchasable and the exercise price may be adjusted. The holders may also request Tracor to register the underlying securities with the SEC under substantially the same terms described above for holders of common stock, except that the registration rights are generally transferable to subsequent warrant holders. Series A Warrants exercised totaled 829,175 shares in 1995, 46,472 shares in 1994, and 593,665 shares in 1993. Outstanding warrants at December 31, 1995, are as follows:

                                     EXERCISE
SERIES                   SHARES       PRICE
- ------                 ----------    --------
 A                      1,350,688     $ 2.54
 B                      5,249,428     $ 4.42
 C                      5,455,000     $ 7.36

  Common Stock Option Plan

     Tracor's stock option plans provide for the grant of restricted stock, stock appreciation rights, and both incentive and non-qualified options to employees. The exercise price of each currently outstanding option is

                                  TRACOR, INC.

the fair market value of a share of Tracor's common stock on the date of grant. Up to 30% of each option is exercisable one year after the grant, up to an additional 30% is exercisable two years after the grant, and the remainder is exercisable three years after the grant. The term of each option is 10 years from the date of grant.

     A summary of changes in common stock options during 1993, 1994, and 1995 is as follows:

                                                                 SHARES       PER SHARE($)
                                                                ---------     -------------
    Options outstanding, January 1, 1993......................    459,500      1.75 -  3.63
      Granted.................................................    480,000      3.13 -  8.13
      Exercised...............................................    (18,300)             2.00
      Surrendered.............................................     (7,000)             2.00
                                                                ---------
    Options outstanding, December 31, 1993....................    914,200      1.75 -  8.13
      Granted.................................................     71,700      7.88 - 12.25
      Exercised...............................................    (48,500)     1.75 -  3.63
      Surrendered.............................................     (4,200)             3.13
                                                                ---------
    Options outstanding, December 31, 1994....................    933,200      1.75 - 12.25
      Granted.................................................    487,500     13.00 - 15.25
      Exercised...............................................    (69,703)     1.75 -  8.13
                                                                ---------
    Options outstanding, December 31, 1995....................  1,350,997      1.75 - 15.25
                                                                =========
    Options exercisable, December 31,
      1995....................................................    653,400      1.75 - 12.25
      1994....................................................    376,600      1.75 -  8.13
      1993....................................................    129,550      1.75 -  3.63
    Available for grant, December 31,
      1995....................................................    512,500
      1994....................................................         --
      1993....................................................     67,500

  Reserved Common Shares

     Common stock reserved at December 31, 1995, consists of the following:

    For conversion of Class A common stock...................................     978,458
    For exercise of outstanding warrants.....................................  12,055,116
    For exercise of stock options............................................   1,863,497
                                                                               ----------
                                                                               14,897,071
                                                                               ==========

NOTE J -- INCOME TAXES

     Income before income taxes consists of the following (in thousands):

                                                             1995        1994        1993
                                                            -------     -------     -------
    Domestic..............................................  $48,212     $31,111     $15,836
    Foreign...............................................      482         (66)       (359)
                                                            -------     -------     -------
                                                            $48,694     $31,045     $15,477
                                                            =======     =======     =======

                                  TRACOR, INC.

     The provision for income taxes consists of the following (in thousands):

                                                            1995        1994         1993
                                                           -------     -------     --------
    Current:
      Federal............................................  $14,887     $ 8,708     $  4,424
      State..............................................    3,308       1,723        1,008
      Foreign............................................     (160)         --          (55)
                                                           -------     -------     --------
                                                            18,035      10,431        5,377
    Deferred:
      Federal............................................    2,309       1,978        1,071
      State..............................................      487         218          (94)
      Foreign............................................       --        (129)        (154)
                                                           -------     -------     --------
                                                             2,796       2,067          823
                                                           -------     -------     --------
                                                           $20,831     $12,498     $  6,200
                                                           =======     =======     ========

     A reconciliation between income taxes computed on income before taxes at the statutory federal rate (35% in 1995, 1994, and 1993) and the provision for income taxes is as follows (in thousands):

                                                             1995        1994        1993
                                                            -------     -------     -------
    Income taxes at the statutory federal rate............  $17,043     $10,866     $ 5,417
    Goodwill..............................................    1,240         553         178
    State income taxes, net of federal tax benefits.......    2,467       1,262         594
    Other.................................................       81        (183)         11
                                                            -------     -------     -------
                                                            $20,831     $12,498     $ 6,200
                                                            =======     =======     =======

     A summary of the tax effects of temporary differences comprising deferred income tax assets and liabilities is as follows (in thousands):

                                                                        1995        1994
                                                                       -------     -------
    Deferred income tax assets:
      Contracts....................................................    $ 6,509     $ 7,364
      Postretirement medical obligation............................      1,982       1,381
      Accrued vacation.............................................      8,332       8,277
      Expense accruals not yet deductible..........................        820       1,359
      Deferred compensation........................................      3,426       1,982
      Pension......................................................      9,243      13,569
      Other........................................................        783       1,109
                                                                       -------     -------
         Total deferred tax assets.................................     31,095      35,041
           Valuation allowance for deferred tax assets.............         --        (500)
                                                                       -------     -------
              Net deferred tax assets..............................     31,095      34,541
    Deferred income tax liabilities:
      Depreciation.................................................     11,083       9,520
      Pension......................................................      9,501      13,821
      Other........................................................      1,921         847
                                                                       -------     -------
         Total deferred tax liabilities............................     22,505      24,188
                                                                       -------     -------
    Net deferred income taxes......................................    $ 8,590     $10,353
                                                                       =======     =======

                                  TRACOR, INC.

     Net deferred income taxes are reflected on the consolidated balance sheet as follows (in thousands):

                                                                        1995        1994
                                                                       -------     -------
    Current deferred income taxes....................................  $15,916     $17,005
    Other long-term liabilities......................................   (7,326)     (6,652)
                                                                       -------     -------
    Net deferred income taxes........................................  $ 8,590     $10,353
                                                                       =======     =======

     Based on Tracor's taxable income in prior carryback years and forecast of future income, management believes it is more likely than not that all net deferred tax assets will be realized. The valuation allowance for capital losses was eliminated in 1995 as a result of realized capital gains, and the related tax benefit reduced the goodwill of GDE.

     For tax purposes, the acquisitions of Vitro and GDE were accounted for using their carryover tax basis, which resulted in the recording of significant deferred income tax assets.

     Income taxes paid, net of refunds, totaled $20.0 million in 1995, $8.6 million in 1994, and $7.4 million in 1993.

NOTE K -- LEASE COMMITMENTS

     Tracor leases office space under various operating leases, which generally contain renewal options and are subject to increases based on formulas such as changes in the Consumer Price Index. Future minimum payments at December 31, 1995, for all noncancelable operating leases with initial terms of one year or more are as follows (in thousands):

                1996...............................................  $13,983
                1997...............................................    9,601
                1998...............................................    6,685
                1999...............................................    4,899
                2000...............................................    3,046
                2001 and thereafter................................   12,324
                                                                     -------
                                                                     $50,538
                                                                     =======

     Rental expense for all operating leases was $17.4 million in 1995, $15.8 million in 1994, and $8.0 million in 1993.

NOTE L -- CONTINGENCIES

     Tracor is involved in various lawsuits and is subject to certain contingencies incidental to its business. While the ultimate results of these matters cannot be predicted with certainty, management does not expect them to have a material adverse effect on the consolidated financial position of Tracor.

NOTE M -- NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE

     Both primary and fully diluted net income per share amounts are computed in accordance with the modified treasury stock method using the weighted average common shares outstanding and equivalents assuming the exercise of all outstanding warrants and options for common shares. The weighted average common and common equivalent shares used in this calculation were 24,168,000 in 1995; 22,113,000 in 1994; and 22,069,000 in 1993. For purposes of net income per share computations, net income is adjusted for the pro forma reduction of interest expense, net of investment income (where applicable) and income taxes, resulting from the assumed use of warrant and option exercise proceeds to reduce outstanding debt.

                                  TRACOR, INC.

NOTE N -- SUBSEQUENT EVENTS

  AEL Acquisition

     On February 22, 1996, Tracor purchased all of the approximately 4.1 million common shares of AEL Industries, Inc. (AEL). AEL designs and manufactures sophisticated countermeasures, simulation, and radar-warning receiver systems, installs and integrates electronic avionics equipment in military and commercial aircraft, and provides state-of-the-art antenna, microwave, and integrated circuit components.

     The consideration paid to AEL shareholders was approximately $98.8 million cash for the common shares. AEL's long-term indebtedness prior to the acquisition totaled approximately $20 million, of which approximately $10 million was retired and approximately $10 million was assumed by Tracor. The financing for the transaction and related expenses was obtained through an increase of the Company's existing bank term credit facility and from cash on hand.

     Concurrent with the AEL acquisition, Tracor amended and restated its existing credit agreement increasing the total credit available thereunder from $135 million to $270 million. The amended and restated credit agreement consists of a $180 million term loan facility, a $40 million revolving loan facility, and a $50 million letters of credit facility. Substantially all assets of Tracor and certain domestic, wholly owned subsidiaries are pledged or mortgaged under the amended and restated credit agreement, and all borrowings are guaranteed by such subsidiaries.

     The term loans are comprised of an $80 million A Term Loan, a $50 million B Term Loan, and a $50 million C Term Loan. The A Term Loan facility is evidenced by promissory notes maturing October 31, 1999, and requiring quarterly principle payments of approximately $5.3 million. The B Term Loan facility is evidenced by promissory notes maturing October 31, 2000, requiring quarterly payments of $133,333 through and including October 31, 1999, and quarterly payments of $12 million from January 31, 2000, through October 31, 2000. The C Term Loan facility is evidenced by promissory notes maturing April 30, 2001, requiring quarterly payments of $131,578 through October 31, 2000, and two payments of $23,750,000 on January 31 and April 30, 2001. The revolving loans facility is evidenced by promissory notes maturing December 31, 2000. The letters of credit facility provides for the issuance of letters of credit with expiration dates generally 18 months or less from the date of issuance (automatically renewable unless a default exists at the expiration date) but in any event not later than December 31, 2000.

     Certain mandatory prepayments are also required including the prepayment of amounts equal to 100% of the net proceeds from any asset sales, subject to certain exceptions, and 50% of annual excess cash flow. Such mandatory repayments are to be applied to equally and ratably prepay the A, B, and C Term Loans based on the relative principal amounts outstanding.

     Term loans under the A Term Loan facility and the revolving loans bear interest at Tracor's option at either the lender's base rate plus 1 1/2% or the eurodollar rate plus 2 1/2%. Loans under the B Term Loan facility bear interest at Tracor's option at either the lender's base rate plus 2% or the eurodollar rate plus 3%. Loans under the C Term Loan facility bear interest at Tracor's option at either the lender's base rate plus 2 1/4% or the eurodollar rate plus 3 1/4%. Interest on base rate loans is payable quarterly, and interest on eurodollar loans is payable at the end of the applicable interest period or every three months in the case of interest periods in excess of three months. A commitment fee of .5% per annum is charged on the unused revolving loans and letters of credit facility and is payable quarterly in arrears. Each letter of credit bears a total fee of 2 3/8% per annum plus customary administrative charges.

     The amended and restated credit agreement contains covenants which, among other things, impose limitations and restrictions on the incurrence of additional indebtedness, capital expenditures, future mergers and acquisitions, sales of assets, payment of dividends (limited to 30% of net income for the prior year), and

                                  TRACOR, INC.

changes in control, as defined. In addition, Tracor is required to satisfy certain financial covenants and tests relating to, among other matters, interest coverage, working capital, leverage, and net worth.

  Westmark Acquisition

     On March 12, 1996, Tracor reached agreement with Westmark Systems, Inc. (Westmark) to acquire substantially all of Westmark's assets, which primarily consist of Tracor stock and warrants, as well as certain real estate holdings. Westmark, the former parent company of Tracor, holds all of Tracor's Class A stock (978,458 shares), a Series B warrant to purchase 5,249,428 shares of Tracor common stock with an exercise price of $4.42 per share, and a Series C warrant to purchase 5,455,000 shares of Tracor common stock with an exercise price of $7.36 per share. Under the agreement, which is subject to shareholder approval by both companies, Tracor would exchange approximately 8 million shares of common stock for the assets. The number of shares is subject to certain adjustments based on Tracor's average stock price during a 20-day period ending three days before the earliest shareholder meeting held. Westmark will liquidate concurrently with the closing by distributing the Tracor shares to its shareholders. The agreement provides for a distribution of the Tracor shares through underwritten secondary offerings of a maximum of one-half of the shares during the first two years after the closing.

                         REPORT OF INDEPENDENT AUDITORS

To The Board of Directors and Shareholders of AEL Industries, Inc.

     We have audited the accompanying consolidated balance sheets of AEL Industries, Inc. as of February 24, 1995, and February 25, 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AEL Industries, Inc. at February 24, 1995, and February 25, 1994, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

     As discussed in the last paragraph of Note 8 to the consolidated financial statements, the outcome of a U.S. Government investigation associated with a fixed-price contract is presently not determinable. No provision for any liability that may result from this matter has been made in the accompanying financial statements.

                                                     ERNST & YOUNG LLP

Philadelphia, Pennsylvania
March 24, 1995

                              AEL INDUSTRIES, INC.

                          CONSOLIDATED BALANCE SHEETS
                    FEBRUARY 24, 1995 AND FEBRUARY 25, 1994

                                     ASSETS

                                                                           1995         1994
                                                                         --------     --------
                                                                              (DOLLARS IN
                                                                               THOUSANDS)
Current assets:
  Cash and equivalents.................................................  $  3,140     $ 10,414
  Marketable securities................................................       724        1,428
  Receivables, including unbilled amounts of $29,244 at February 24,
     1995, and $28,313 at February 25, 1994:
     U.S. Government...................................................    40,695       37,045
     Other.............................................................     5,273        4,202
                                                                         --------     --------
                                                                           45,968       41,247
  Inventories..........................................................     1,312        3,047
  Deferred income taxes................................................     1,928        2,646
  Other current assets.................................................       208          238
                                                                         --------     --------
Total current assets...................................................    53,280       59,020
Property, plant and equipment, at cost:
  Land.................................................................     1,860        1,897
  Buildings and improvements...........................................    39,555       40,256
  Machinery and equipment..............................................    41,414       39,327
  Office furniture and equipment.......................................    16,751       15,218
                                                                         --------     --------
                                                                           99,580       96,698
  Less accumulated depreciation........................................    56,941       52,375
                                                                         --------     --------
  Net property, plant and equipment....................................    42,639       44,323
Other assets...........................................................     5,499        5,813
                                                                         --------     --------
                                                                         $101,418     $109,156
                                                                         ========     ========
                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................................  $  7,732     $  4,795
  Accrued salaries, wages and employee benefits........................     5,062        5,811
  Other current liabilities............................................     7,039       13,631
  Current portion of long-term debt....................................     3,857        5,542
                                                                         --------     --------
Total current liabilities..............................................    23,690       29,779
Long-term debt, net of current portion.................................    15,742       19,599
Other liabilities......................................................     1,764        1,713
Commitments and contingent liabilities -- Note 8
Shareholders' equity:
  Class A common stock (nonvoting), $1 par value; 20,000,000 shares authorized; shares issued and outstanding, 1995 -- 3,369,000;
     1994 -- 3,333,000.................................................     3,369        3,333
  Class B common stock (voting), $1 par value; 440,000 shares authorized; shares issued and outstanding, 1995 and
     1994 -- 435,000...................................................       435          435
  Capital in excess of par value.......................................     2,923        2,557
  Retained earnings....................................................    53,303       51,740
  Unrealized gain on marketable securities, net of tax.................       192           --
                                                                         --------     --------
Total shareholders' equity.............................................    60,222       58,065
                                                                         --------     --------
                                                                         $101,418     $109,156
                                                                         ========     ========

                            See accompanying notes.

                              AEL INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       TWO YEARS ENDED FEBRUARY 24, 1995

                                                                         1995           1994
                                                                      ----------     ----------
                                                                       (DOLLARS IN THOUSANDS,
                                                                      EXCEPT PER SHARE AMOUNTS)
Net sales...........................................................  $  126,537     $  123,632
Cost of sales.......................................................      97,448         94,164
                                                                      ----------     ----------
          Gross profit..............................................      29,089         29,468
Selling, administrative, and general expenses.......................      25,486         25,893
                                                                      ----------     ----------
          Earnings before interest and income taxes.................       3,603          3,575
Interest expense....................................................       1,075          1,264
                                                                      ----------     ----------
          Income before income taxes................................       2,528          2,311
Income taxes........................................................         759            694
                                                                      ----------     ----------
Net income..........................................................  $    1,769     $    1,617
                                                                      ==========     ==========
Earnings per share..................................................  $      .46     $      .43
                                                                      ==========     ==========
Weighted average shares outstanding.................................   3,826,000      3,780,000
                                                                      ==========     ==========

                            See accompanying notes.

                              AEL INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                       TWO YEARS ENDED FEBRUARY 24, 1995

                                                                            1995        1994
                                                                           -------     -------
                                                                               (DOLLARS IN
                                                                                THOUSANDS)
Cash flows from operating activities:
  Net income.............................................................  $ 1,769     $ 1,617
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation........................................................    6,240       6,519
     Amortization of other assets........................................      419         407
     Deferred income taxes...............................................      695         274
     Accrued retirement benefits.........................................       51        (294)
     Other...............................................................       11        (131)
  Increase in receivables................................................   (4,721)     (1,610)
  Decrease in inventories and other current assets.......................    1,765       1,521
  (Decrease) increase in accounts payable, accrued liabilities and other
     current liabilities.................................................   (4,404)        513
                                                                           -------     -------
          Net cash provided by operating activities......................    1,825       8,816
Cash flows from investing activities:
  Additions to property, plant and equipment.............................   (5,281)     (6,386)
  Proceeds from sales of property, plant and equipment...................      683          --
  Liquidations of marketable securities..................................      979      10,687
  Other..................................................................      (60)         29
                                                                           -------     -------
          Net cash (absorbed) provided by investing activities...........   (3,679)      4,330
Cash flows from financing activities:
  Reductions in long-term debt...........................................   (5,542)     (6,978)
  Stock option exercises.................................................      352         302
  Repurchases of common stock............................................     (230)       (224)
                                                                           -------     -------
          Net cash absorbed by financing activities......................   (5,420)     (6,900)
                                                                           -------     -------
(Decrease) increase in cash and equivalents..............................   (7,274)      6,246
Cash and equivalents at beginning of period..............................   10,414       4,168
                                                                           -------     -------
Cash and equivalents at end of period....................................  $ 3,140     $10,414
                                                                           =======     =======

                            See accompanying notes.

                              AEL INDUSTRIES, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                       TWO YEARS ENDED FEBRUARY 24, 1995

                                                                      CAPITAL               UNREALIZED               TOTAL
                                                   COMMON STOCK         IN                   GAIN ON     CLASS A    SHARE-
                                                 -----------------   EXCESS OF   RETAINED   MARKETABLE   TREASURY   HOLDERS'
                                                 CLASS A   CLASS B   PAR VALUE   EARNINGS   SECURITIES    SHARES    EQUITY
                                                 -------   -------   ---------   --------   ----------   --------   -------
                                                                           (DOLLARS IN THOUSANDS)
Balance at February 26, 1993.................... $ 3,305    $ 436     $ 2,257    $ 50,322      $ --        $ --     $56,320
  Conversion of Class B to Class A..............       1       (1)                                                       --
  Stock option exercises........................      52                  250                                           302
  Tax benefit from stock option exercises.......                           50                                            50
  Purchases of common stock for treasury........                                                           (224)       (224)
  Retirement of treasury stock..................     (25)                            (199)                  224          --
  Net income for the year.......................                                    1,617                             1,617
                                                 -------    -----     -------    --------      ----        ----     -------
Balance at February 25, 1994....................   3,333      435       2,557      51,740        --          --      58,065
  Stock option exercises........................      60                  292                                           352
  Tax benefit from stock option exercises.......                           74                                            74
  Purchases of common stock for treasury........                                                           (230)       (230)
  Retirement of treasury stock..................     (24)                            (206)                  230          --
  Change in unrealized gain on securities
     available for sale, net of tax.............                                                192                     192
  Net income for the year.......................                                    1,769                             1,769
                                                 -------    -----     -------    --------      ----        ----     -------
Balance at February 24, 1995.................... $ 3,369    $ 435     $ 2,923    $ 53,303      $192        $ --     $60,222
                                                 =======    =====     =======    ========      ====        ====     =======

                            See accompanying notes.

                              AEL INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Fiscal Year. The Company's fiscal year ends on the last Friday in February. Fiscal years in the two-year period ended February 24, 1995, each contain fifty-two weeks.

     Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

     Revenue Recognition. Contract revenue is recognized principally on the percentage-of-completion method in the ratio that cost incurred bears to estimated cost at completion. Other revenue is recorded on the basis of shipment of products or performance of services.

     Contract Provisions. Under fixed price contracts, the Company may encounter, and on certain programs from time to time has encountered, cost overruns caused by increased material, labor, or overhead costs, design or production difficulties and various other factors such as technical and manufacturing complexity, which must be, and in such cases have been, borne by the Company. Adjustments to contract cost estimates are made in the periods in which the facts requiring such revisions become known. When the revised estimate indicates a loss, such loss is provided for currently in its entirety. In addition, the Company from time to time commits to invest its own funds, particularly in the case of high-technology seed programs. The estimated costs of such investments in excess of the related contract values are provided for currently in their entirety upon receipt of such contracts by the Company.

     Cash and Equivalents. Cash and equivalents include all highly liquid investments with original maturities of three months or less.

     Marketable Securities. In fiscal year 1995, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, on February 24, 1995, the Company's marketable securities are classified as available-for-sale securities and carried at market value as determined based on quoted market prices, and the unrealized gain is reported net of tax as a separate component of shareholders' equity. The cost basis of the marketable securities at February 24, 1995, is $449,000. Prior year financial statements have not been restated to reflect the change in accounting method. At February 25, 1994, marketable securities were carried at cost and the aggregate market value was $1,697,000.

     Receivables. Unbilled receivables represent costs and profits in excess of billed amounts on contracts accounted for on the percentage-of-completion method and are billable upon shipment of the product or performance of the service, achievement of milestones or completion of the contract. Such amounts are generally billed and collected within one year. However, approximately $4,000,000 of unbilled receivables at February 24, 1995, are expected to be billed and collected after one year, including $2,200,000 for costs subject to future negotiations with the U.S. Government.

     Inventories. Inventories are stated at the lower of cost or market and consist primarily of raw materials and work-in-process. Raw materials are valued generally at an average cost; work-in-process and finished goods are valued generally on a first-in, first-out basis.

     Plant and Equipment. Depreciation of plant and equipment is computed on the straight-line method based upon the following estimated useful lives:

    Buildings and improvements                                              10 to 40 years
    Machinery and equipment                                                  3 to 10 years
    Office furniture and equipment                                           5 to 8 years

                              AEL INDUSTRIES, INC.

     Other Assets. Other assets include $7,300,000 representing the excess of the purchase price over the fair value of the assets acquired and liabilities assumed in connection with an acquisition in 1987. Such amount is being amortized on a straight-line basis over 20 years. Accumulated amortization was $2,768,000 and $2,403,000 at February 24, 1995, and February 25, 1994,
respectively.

     Income Taxes. The Company uses the asset and liability method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

     Interest. The Company capitalizes interest costs associated with the cost of constructing major new facilities. Interest of $88,000 incurred in fiscal year 1994 has been capitalized.

     Earnings Per Share. Per share data are based on the weighted average number of shares of stock outstanding each year including the dilutive effect of stock options. Per share computations on a fully diluted basis are the same as those reported.

     Reclassifications. Certain financial statement items for fiscal year 1994 have been reclassified in order to conform with the current year's presentation.

2. POSSIBLE SALE OF THE COMPANY

     On February 28, 1995, the Company's controlling shareholders, Dr. Leon Riebman and Claire E. Riebman, transferred all of their class A nonvoting and class B voting common stock into a voting trust controlled by four independent directors of the Company to provide the Company's Board of Directors with increased flexibility in exploring the possible sale of the Company. The voting trust has an initial term of nine months with an extension period of up to one additional year, subject to certain conditions. The voting trustees have full power to vote the Riebmans' stock with regard to any proposed transaction for the sale of the Company. Such stock constitutes approximately 7% of all outstanding shares, before issuance of the 180,947 class A shares described below, and 55% of the class B voting shares at February 24, 1995. Any proposal for the sale of the Company, and the agreements with the Riebmans referred to below, are subject to ratification by the class A and class B shareholders, each voting as a separate class. Ratification of a proposal for the sale of the Company and ratification of the agreements with the Riebmans must be voted upon by the shareholders as a single proposition.

     In consideration of the controlling shareholders entering the voting trust agreement, transferring their shares to the voting trust, and agreeing to accept the same per share price for their voting stock as other shareholders receive for their stock in the event of a sale of the Company, the Company issued 180,947 shares of class A nonvoting stock to the Riebmans on February 28, 1995. These shares have also been transferred into the voting trust and will be returned to the Company for cancellation without any payment to the Riebmans if a sale of the Company does not occur while the voting trust is in effect. If a sale does occur, the issuance of 180,947 shares will result in a charge against income for an amount equal to market value of the shares at the time the Company is sold.

     Under separate agreements also entered into on February 28, 1995, the Company has agreed to make the following payments to Dr. Riebman if the Company is sold while the voting trust is in effect: payments totalling $675,000 for consulting services to be provided by Dr. Riebman for a three-year period commencing with his employment termination; a change-in-control payment of $500,000 if Dr. Riebman's employment terminates after the sale of the Company; and a noncompetition payment of up to $1,900,000.

     The Company also has agreements with seven other officers which could result in severance payments to those officers if their employment were to terminate during a two-year period following a change in control of

                              AEL INDUSTRIES, INC.

the Company. Aggregate severance payments under such agreements could range up to approximately $2,500,000 depending on the number of officers terminated and the timing of the terminations.

     The Company expensed costs of approximately $675,000 in fiscal year 1995 related to the possible sale of the Company.

3. LINE OF CREDIT AND LETTERS OF CREDIT

     The Company has a line of credit agreement expiring June 30, 1995, which provides for unsecured borrowings of up to $8,000,000 at the prime rate. The Company had only nominal temporary borrowings under the line of credit agreement during the year ended February 24, 1995, and did not borrow during the year ended February 25, 1994. The terms of the line of credit agreement contain, among other provisions, requirements for maintaining defined levels of working capital, net worth, annual capital expenditures and a debt-to-equity ratio. The agreement also requires an annual commitment fee of approximately $50,000.

     At February 24, 1995, standby letters of credit of approximately $12,800,000 have been issued under an agreement expiring June 30, 1995, which is being maintained as security for performance and advances received on long-term contracts, and as security for debt service payments under industrial revenue bond loan agreements. The agreement provides a maximum commitment for letters of credit of $14,500,000 and requires an annual commitment fee of approximately $73,000.

4. LONG-TERM BORROWINGS

     Long-term borrowings consist of:

                                                                  FEBRUARY 24,     FEBRUARY 25,
                                                                      1995             1994
                                                                  ------------     ------------
                                                                     (DOLLARS IN THOUSANDS)
    10.03% senior unsecured note payable, principal due annually
      through April 1997........................................    $  8,400         $ 13,400
    Industrial revenue bonds, interest is variable, (4.4% at
      February 24, 1995, and 2.8% at February 25, 1994),
      principal due annually through 2010. (Bonds are
      collateralized by certain property and equipment at the
      Company's St. Louis Regional Airport facility.)...........       6,295            6,500
    Industrial revenue bonds, interest is variable, (4.4% at
      February 24, 1995, and 2.8% at February 25, 1994),
      principal due April 2009. (Bonds are collateralized by
      certain property and equipment of the Company's Cross
      Systems Division.)........................................       4,000            4,000
    Obligation under capital lease, interest at prime plus 1%, principal due quarterly through December 1996. (Lease is
      collateralized by data processing equipment.).............         519              779
    Other.......................................................         385              462
                                                                    --------         --------
                                                                      19,599           25,141
    Less current portion........................................       3,857            5,542
                                                                    --------         --------
                                                                    $ 15,742         $ 19,599
                                                                    ========         ========

     Aggregate maturities of long-term borrowings over the next five fiscal years are as follows: 1996 -- $3,857,000; 1997 -- $3,872,000;
1998 -- $2,127,000; 1999 -- $342,000; and 2000 -- $362,000.

     The terms of certain financing agreements contain, among other provisions, requirements for maintaining defined levels of working capital, net worth, capital expenditures and various financial ratios, including debt-to-equity.

                              AEL INDUSTRIES, INC.

     The Company paid interest of $1,511,000 and $1,965,000 during fiscal years 1995 and 1994, respectively. Interest expense is reported net of interest income of $259,000 and $455,000 in fiscal years 1995 and 1994, respectively.

5. INCOME TAXES

     The income tax provisions for the two years ended February 24, 1995, are comprised of the following:

                                                                        1995         1994
                                                                        ----         ----
                                                                           (DOLLARS IN
                                                                           THOUSANDS)
    Current:
      Federal.........................................................  $(26)        $420
      State...........................................................    90           --
                                                                        ----         ----
                                                                          64          420
    Deferred:
      Federal.........................................................   600          177
      State...........................................................    95           97
                                                                        ----         ----
                                                                         695          274
                                                                        ----         ----
              Total provision.........................................  $759         $694
                                                                        ====         ====

     The provisions for income taxes for the two years ended February 24, 1995, differ from the provisions computed by applying the statutory federal income tax rate due to the following:

                                                                        1995        1994
                                                                        -----       -----
                                                                           (DOLLARS IN
                                                                           THOUSANDS)
    Statutory federal income tax......................................  $ 860       $ 786
    Increase (decrease) resulting from:
      Tax exempt investment income....................................    (21)        (79)
      Amortization of intangible assets...............................    124         124
      State income taxes..............................................    185          97
      Tax credits.....................................................   (364)       (303)
      Foreign income..................................................     32          42
      Costs related to possible sale of the Company...................    229          --
      Reversal of tax liabilities.....................................   (350)         --
      Other...........................................................     64          27
                                                                        -----       -----
                                                                        $ 759       $ 694
                                                                        =====       =====

     The Company's federal income tax returns for fiscal years prior to 1992 have been closed to assessments by the Internal Revenue Service. Accordingly, the Company reversed related tax liabilities, reducing its income tax provision in fiscal year 1995 by $350,000.

                              AEL INDUSTRIES, INC.

     The significant components of the deferred tax liabilities and assets are as follows:

                                                                  FEBRUARY 24,     FEBRUARY 25,
                                                                      1995             1994
                                                                  ------------     ------------
                                                                     (DOLLARS IN THOUSANDS)
    Deferred tax liabilities:
      Depreciation..............................................    $ (1,219)        $ (1,197)
      Other.....................................................        (144)              (7)
                                                                    --------         --------
                                                                      (1,363)          (1,204)
    Deferred tax assets:
      Employee benefits.........................................       1,595            1,437
      Inventory and contract loss allowances....................       2,147            2,304
      Provision for claims settlement...........................          --              440
      Tax credit carryforwards..................................         707              768
      Other.....................................................         212              331
                                                                    --------         --------
                                                                       4,661            5,280
    Valuation allowance.........................................      (1,180)          (1,180)
                                                                    --------         --------
    Net deferred tax asset......................................    $  2,118         $  2,896
                                                                    ========         ========

     At February 24, 1995, the Company has general business credit carryforwards of approximately $390,000 which expire in the years 2008 through 2010. The Company also has alternative minimum tax credit carryforwards of approximately $317,000 that do not expire.

     The Company paid income taxes, net of refunds, of $315,000 and $380,000 in fiscal years 1995 and 1994, respectively.

6. EMPLOYEE BENEFIT PLANS

     Under the Company's Retirement Savings Plan which covers all eligible employees, the Company makes a matching contribution not exceeding three percent of an employee's annual compensation, but otherwise equivalent to one-half of the employee's contribution. Starting from January 1994, the Company is also making additional contributions to the plan, for all eligible employees, equal to 1% of their compensation, until compensation exceeds the Federal Insurance Contributions Act maximum taxable wage base, at which point the Company doubles its additional contribution. The Company's aggregate contributions to the Retirement Savings Plan for fiscal years 1995 and 1994 were $1,437,000 and $1,139,000, respectively.

     The Company also maintains individual unfunded supplemental retirement benefit plans for two current executive officers and one former executive officer. Supplemental retirement benefits are based on the officers' final average annual earnings from the Company and are payable in installments over ten years upon retirement, disability, death, or, if no longer employed by the Company, at age 62. Expense recognized for the benefits accrued under the plans was $91,000 and $95,000 in fiscal years 1995 and 1994, respectively. In addition, the resignation of an executive resulted in a curtailment gain of $381,000 recognized in fiscal year 1994. Other liabilities on the consolidated balance sheets as of February 24, 1995, and February 25, 1994, include amounts of $1,716,000 and $1,625,000, respectively, for the supplemental retirement benefit plans.

7. OTHER CURRENT LIABILITIES

     Other current liabilities at February 24, 1995, and February 25, 1994, include allowances for contract losses and other contract allowances aggregating $3,600,000 and $3,900,000, respectively. Other current liabilities at February 25, 1994, also include billings in excess of revenues recognized on uncompleted contracts of approximately $4,600,000.

                              AEL INDUSTRIES, INC.

     In fiscal year 1993, the Company established an allowance of $2,200,000 based on an agreement to settle civil claims pertaining to the pricing of a 1985 fixed-price contract modification. The Company paid $1,100,000 in each fiscal year 1995 and 1994.

8. COMMITMENTS AND CONTINGENCIES

     Rent expense under operating leases was $858,000 and $735,000 for fiscal years 1995 and 1994, respectively. Fiscal year minimum lease payments under noncancellable operating leases are as follows: 1996 -- $400,000;
1997 -- $373,000; 1998 -- $220,000; 1999 -- $90,000; 2000 -- $62,000 and 2001
and beyond -- $348,000.

     From time to time, the Company may be involved in lawsuits, investigations and other legal proceedings arising from the ordinary conduct of its business with the U.S. Government and others. One such action relates to the U.S. Environmental Protection Agency (EPA) which, in 1989, placed a site that includes the Company's Richardson Road property on the National Priorities List for detailed study and cleanup of alleged environmental contamination. The Company continues to cooperate with the EPA in the study of this site. In the opinion of management, except for the matter described below, these legal proceedings will not have a material adverse effect on the consolidated financial position.

     The Company continues to cooperate with the Department of Defense in an investigation which commenced in 1992 regarding the AN/MLQ-T4 Ground Jammer program. At this time, management is unable to determine when the Government will complete its inquiry or whether it will seek any remedies.

9. COMMON STOCK AND STOCK OPTION PLANS

     At February 24, 1995, shares of class A common stock were reserved as follows: 926,000 shares for the exercise of stock options and 435,000 shares for the conversion of class B common stock. Class B common shares are convertible into class A common shares on a one-for-one basis. If, at any time, a majority of class B common shareholders vote in favor of conversion or if less than 50,000 class B common shares remain outstanding, all class B common shares will automatically be deemed converted into class A common shares, which will then assume voting rights.

     At February 24, 1995, options were exercisable for 76,000 class A shares at prices ranging from $4.75 to $10.00 per share. Changes in the number of shares of class A common stock subject to outstanding but unexercised options for the two years ended February 24, 1995, are as follows:

                                                                            1995      1994
                                                                            ----      ----
                                                                            (IN THOUSANDS)
    Balance, beginning of period..........................................  202       298
    Options granted at prices of $6.63 to $10.25 per share................   62        53
    Options exercised at prices of $4.56 to $8.81 per share...............  (60)      (52)
    Options cancelled and terminated......................................  (21)      (97)
                                                                            ---       ---
    Balance, end of period................................................  183       202
                                                                            ===       ===

     Generally, options granted are fully exercisable two years from the date granted and all unexercised options terminate five years after the date granted, upon the resignation of the optionee, or three months after the termination of employment if by other than resignation. No charges to income have been made in accounting for options. Options are granted at a price equal to the fair market value of class A common stock on the date of grant.

                              AEL INDUSTRIES, INC.

10. SEGMENT REPORTING

     The Company's principal business is electronic defense products and services, which consists primarily of the design and manufacture of electronic countermeasures systems, simulation systems, radars and receivers. The Company is also engaged in the installation and integration design of avionics and electronic warfare systems.
2
     The Company provides other products such as antennas, microwave integrated circuits and hybrid microcircuits, and services such as calibration, product testing and technical publication.

     Presented below are the sources of revenues for each segment by type of customer for the two years ended February 24, 1995:

                                                                       1995         1994
                                                                     --------     --------
                                                                          (DOLLARS IN
                                                                           THOUSANDS)
    Sales and service revenues:
      Domestic:
         U.S. Government:
           Electronic Defense Products and Services................  $ 96,357     $ 98,282
           Other Products and Services.............................        69           50
      Commercial:
         Electronic Defense Products and Services..................     2,227        1,160
         Other Products and Services...............................     9,082        7,772
                                                                     --------     --------
                                                                      107,735      107,264
      International:
         Electronic Defense Products and Services..................    18,802       16,368
                                                                     --------     --------
                                                                     $126,537     $123,632
                                                                     ========     ========

     Sales and service revenues from the U.S. Government include sales and service revenues recognized under contracts with suppliers to the U.S. Government.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
GDE Holdings, Inc.:

     We have audited the accompanying consolidated statements of operations of GDE Holdings, Inc. and subsidiaries for the forty-six weeks ended November 17, 1994 and the twelve months ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of GDE Holdings, Inc. and subsidiaries for the forty-six weeks ended November 17, 1994 and the twelve months ended December 31, 1993, in conformity with generally accepted accounting principles.

                                            KPMG PEAT MARWICK LLP

San Diego, California
December 16, 1994

                      GDE HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE FORTY-SIX WEEKS ENDED NOVEMBER 17, 1994 AND
                   THE TWELVE MONTHS ENDED DECEMBER 31, 1993
                             (DOLLARS IN THOUSANDS)

                                                                         1994          1993
                                                                       ---------     ---------
Net sales............................................................  $ 227,774     $ 268,690
Cost of sales........................................................   (175,163)     (207,405)
                                                                       ---------     ---------
          Gross profit...............................................     52,611        61,285
Selling, administrative, and general expenses........................    (50,304)      (48,507)
                                                                       ---------     ---------
          Earnings before interest and income taxes..................      2,307        12,778
Interest expense.....................................................       (993)       (2,530)
                                                                       ---------     ---------
          Earnings before income taxes...............................      1,314        10,248
Income taxes.........................................................     (3,769)       (4,256)
                                                                       ---------     ---------
          Net earnings (loss)........................................  $  (2,455)    $   5,992
                                                                       =========     =========

          See accompanying notes to consolidated financial statements.

                      GDE HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    NOVEMBER 17, 1994 AND DECEMBER 31, 1993
                             (DOLLARS IN THOUSANDS)

1. ORGANIZATION AND BASIS OF PRESENTATION

  Business Acquisition:

     On November 17, 1994, Tracor, Inc. ("Tracor") acquired all of the outstanding stock of GDE Holdings, Inc., a Delaware Corporation ("GDE"). The consideration paid for the acquisition consisted of a combination of 1,928,050 shares of Tracor Common Stock (the actual agreed amount being adjusted for fractional shares which were paid in cash pursuant to the GDE Acquisition Agreement). Tracor's 10 7/8% Senior Subordinated Notes due 2001 in the aggregate principal amount of $14,778 (the "Tracor Notes"), and cash in the approximate sum of $58 million (which is to be finally arrived at by deducting from $67,538 the amount of the indebtedness of GDE as of the close of business on the date of closing, adding back thereto the amount of cash and cash equivalents of GDE as of the close of business on the closing date, and deducting therefrom certain allowed amounts for specified expenses of the transaction). The Tracor Notes distributed at closing were net of $3,831 which was held back for any purchase price adjustments and a $3,000 escrow subject to payment of indemnification claims, if any.

     As a result of the transaction, the existing stock options and stock warrants were converted to a right to receive consideration and the option and warrant holders received consideration from Tracor based on the per share price defined in the purchase agreement (See note 3b, 11). The Stock Appreciation Rights (SAR) plan has been terminated due to the purchase and all obligations of the SAR plan have been satisfied. The Company incurred a cost associated with retiring the SARs of $874 (See note 12). In addition, a portion of the proceeds was advanced by the investor group to retire the subordinated note (See note
3b).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Principles of Consolidation:

     The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  (b) Sales and Earnings Under Long-term Contracts:

     Major fixed price and all cost type defense contracts are accounted for using the percentage-of-completion method of accounting. Short-term fixed price contracts are accounted for using the delivery method. The estimated profit rates are determined on an individual contract basis. Rates are adjusted periodically as a result of revisions in projected contract revenue and estimated costs to complete. Any anticipated losses on contracts are charged to earnings when identified. For defense contracts, such losses encompass all costs, including general and administrative expenses, allocable to the contracts. Revenue arising from the claims process is not recognized either as income or as an offset against a potential loss until it can be reliably estimated and its realization is probable.

  (c) Contracts in Process:

     Consistent with industry practice, contracts in process relating to long-term contracts are classified as current assets although a portion of these amounts is not expected to be realized within one year. Contracts in process for cost type contracts are stated at cost incurred, less payments received. Contracts in process for fixed price contracts are stated at cost incurred, less progress payments and cost allocated to delivered units. Incurred costs include direct contract costs and related overhead. Revenue which has not yet been billed is included in contracts in process.

                      GDE HOLDINGS, INC. AND SUBSIDIARIES

  (d) Property, Plant and Equipment:

     Depreciation expense is recorded over the expected useful lives of the respective assets, ranging from 2 to 11 years. The Company uses straight-line and accelerated methods of depreciation for its depreciable assets.

  (e) Investments:

     Investments are carried at the lower of cost of market. On February 23, 1994, the Company acquired, as an investment, 1,000,000 shares of (EPS) Essential Planning Systems, Ltd. for $934. As of November 17, 1994, this investment is fully reserved.

  (f) Reclassifications:

     Certain reclassifications have been made to the 1993 financial statements to conform to the 1994 presentation.

  (g) Research and Development Costs:

     Customer-sponsored research and development costs are accounted for as direct contract costs. Costs specifically reimbursable under contract terms are allocated to contracts in process and included in cost of sales at the time of sales recognition. Commercial research and development costs are recognized in the period incurred.

  (h) Income Taxes:

     The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement 109). Statement 109 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

     State and local income taxes are charged to prepaid expense when paid. These amounts are amortized the subsequent year to contracts in process and included in cost of sales as related revenues are recognized.

  (i) Intangible Assets:

     Intangible assets purchased by the Company as a result of the Acquisition, including product software, interest in leaseholds, covenant not-to-compete, and debt issuance costs have been capitalized and are being amortized using the straight-line method over the estimated economic life of the assets ranging from three to five years. Amortization of these costs for the forty-six weeks ended November 17, 1994, and the twelve months ended December 31, 1993, totaled $10,874 and $7,342, respectively. Included in the amount recorded for the forty-six weeks ended November 17, 1994 is $1,867 of leasehold interest written off due to a relocation of the Company and $2,391 of debt issuance costs written off due to the pay-down of the long-term debt and the subordinated debt. Approximately $289 and $687 of amortization is included in operating costs for the forty-six weeks ended November 17, 1994, and the twelve months ended December 31, 1993, respectively.

                      GDE HOLDINGS, INC. AND SUBSIDIARIES

  (j) Goodwill:

     The excess of the purchase price over net assets acquired as a result of an acquisition is being amortized on a straight-line basis over forty years. Amortization of these costs for the forty-six weeks ended November 17, 1994, and the twelve months ended December 31, 1993, totaled $81 and $89, respectively.

  (k) Credit Risk:

     The Company's credit risk consists of billed accounts receivable and unreimbursed costs and fees under contracts. Accounts receivable and unreimbursed costs and fees result primarily from contracts with the U.S. and non-U.S. governments and from subcontracts with prime contractors to the U.S. Government. Historically, the Company has not incurred significant credit related losses.

3. CREDIT FACILITIES

  (a) Senior Debt Facility:

     GDE Systems, Inc. entered into a credit agreement, dated November 20, 1992 (the Credit Agreement), with Citibank, N.A. (Citibank). Under the Credit Agreement, GDE Systems obtained credit of up to $53,250, consisting of a term loan of $38,250 and a working capital facility in an amount of $15,000. Aggregate commitments under the working capital facility are subject to mandatory annual reductions of $5,000 in December 31, 1995, 1996, and 1997. There were no amounts outstanding under the working capital facility as of November 17, 1994 and December 31, 1993. Letters of credit outstanding against the working capital facility as of November 17, 1994 and December 31, 1993 were $3,210 and $102, respectively.

     The borrowings are collateralized by a senior security interest in all of the outstanding capital stock of Holdings, including present and future subsidiaries of Holdings, and by substantially all of the assets of Holdings.

     The outstanding principal of the term loan is required to be paid in quarterly installments of $1,913. In addition, the term loan is required to be reduced by the amount of net cash proceeds (as defined in the Credit Agreement), from certain transactions and 85% of excess cash flow (as defined in the Credit Agreement).

     The term loan and the working capital facility borrowings bear interest at the option of the Company at either Citibank's adjusted base rate or the adjusted Eurodollar rate (as defined in the Credit Agreement). The annual weighted average interest rate on the borrowings at December 31, 1993 was 6.26%.

     The Credit Agreement contains restrictive financial covenants. Such restrictive covenants include (a) maintenance of certain net worth levels, (b) minimum fixed charge coverage ratios and interest coverage ratios, (c) minimum average quarterly consolidated earnings before interest, taxes, depreciation, and amortization, and (d) maximum ratios of funded debt to net worth. The Credit Agreement contains certain other restrictive covenants, including limitations on paying dividends.

     The Company has agreed to pay to Citibank, the administrative agent, quarterly, in arrears, a commitment fee on the average daily unused portion of the working capital facility at the rate of .5% per annum. The Company has also agreed to pay Citibank an annual agency fee in the amount of $213.

  (b) Subordinated Promissory Note:

     In connection with a prior acquisition, Holdings issued to Union Labor Life Insurance Company a subordinated promissory note with a face value of $5,000 and stock warrants evidencing rights to purchase 68,421 shares of common stock at an initial exercise price of $.01 per share. These warrants were assigned no value in the accompanying consolidated financial statements. The Company repurchased 15,000 of these warrants for $180,000 in 1993. The remainder of the warrants were canceled on November 17, 1994 pursuant to the Company's acquisition by Tracor. The note is payable in two equal installments on November 20, 1998

                      GDE HOLDINGS, INC. AND SUBSIDIARIES
and November 20, 1999. The note bears interest at a rate of 13%, payable semi-annually commencing May 20, 1993. The subordinated promissory note contains certain restrictive covenants similar to those in the senior debt facility. On November 17, 1994, the Company paid the $5,000 balance of the subordinated debt. (See note 1).

4. INCOME TAXES

     Income taxes for the forty-six weeks ended November 17, 1994 and for the twelve months ended December 31, 1993:

                                                                         1994       1993
                                                                        ------     -------
    Federal -- current................................................  $4,541     $ 5,411
    Federal -- deferred...............................................    (772)     (1,155)
                                                                        ------     -------
                                                                        $3,769     $ 4,256
                                                                        ======     =======

     The effective rate of the provisions for federal income taxes reconciles to the statutory rate as follows:

                                                                            1994      1993
                                                                            -----     ----
    Statutory U.S. federal income tax rate................................   35.0%    35.0%
    Increase (reduction) in rate resulting from:
      Effect of temporary difference......................................  101.2       --
      Increase in valuation allowance.....................................   42.5       --
      Prior year tax adjustment...........................................  111.1       --
      Other...............................................................   (3.0)     6.5
                                                                            -----     ----
      Actual income tax rate..............................................  286.8%    41.5%
                                                                            =====     ====

5. TRANSACTION WITH RELATED PARTIES

     During the Acquisition, and the formation and incorporation of Holdings, the Company paid certain executive, administrative, financial, legal and other service fees to The Carlyle Group (Carlyle). Amounts paid by the Company related to those services for the forty-six weeks ended November 17, 1994 and the twelve months ended December 31, 1993 were $0 and $500, respectively. The Company issued stock warrants to The Carlyle Group evidencing rights to purchase 97,849 shares of common stock. The exercise price associated with these warrants was $10 per share (See note 1).

     The Company retained Carlyle to provide investor relations services, to identify and assist in the development of business opportunities, to assist management in evaluating financial strategies, and to provide other similar services. Amounts included in expense related to these services for the forty-six weeks ended November 17, 1994 and the twelve months ended December 31, 1993 were $442 and $1,000, respectively.

                      GDE HOLDINGS, INC. AND SUBSIDIARIES

6. RENTAL EXPENSE AND LEASE COMMITMENTS

     Rental expense, substantially all of which is minimum rentals, under noncancelable operating leases for the forty-six weeks ended November 17, 1994 and the twelve months ended December 31, 1993 was $5,692 and $5,760, respectively. The leases require the Company to pay taxes, maintenance, insurance and certain other expenses. Future minimum lease payments under existing noncancelable operating leases at November 17, 1994 are as follows:

                1995...............................................  $ 3,518
                1996...............................................    3,057
                1997...............................................    1,434
                1998...............................................    1,200
                1999...............................................      900
                                                                     -------
                          Total minimum lease commitments..........  $10,109
                                                                     =======

7. COMMITMENTS AND CONTINGENCIES

     The Company is, from time to time, subject to claims arising from the conduct of its business with the U.S. government. While the extent of remediation and of the Company's liability in these matters is difficult to estimate, management believes the aggregate of these proceedings and matters are not material to the Company's consolidated financial position.

     In addition, the Company is, from time to time, subject to legal actions which arise out of the normal course of business. In the opinion of management, based in part upon the advice of outside counsel, the ultimate disposition of these matters will not have a material adverse affect to the Company's consolidated financial position.

8. RETIREMENT SAVINGS AND DEFERRED COMPENSATION PLANS

     The Company maintains a noncontributory defined benefit retirement plan covering substantially all of its employees. Under the plan, retirement benefits are based primarily on the employee's years of service and level of compensation. It is the Company's policy to periodically fund the retirement plan between the ERISA minimum requirements and the maximum amount deductible under existing federal income tax regulations.

     Assumptions used in accounting for the plan at November 17, 1994 and December 31, 1993 are as follows:

                                                                      1994           1993
                                                                   ----------     ----------
    Discount rate................................................         8.0%           7.0%
    Rates of increase in compensation levels based on age........  4.5 - 10.0%    4.5 - 10.0%
    Expected long-term rate of return on assets..................         8.0%           8.0%

     Net pension cost included the following components for the forty-six weeks ended November 17, 1994 and the twelve months ended December 31, 1993:

                                                                       1994         1993
                                                                     --------     --------
    Service costs -- benefits earned during year...................  $  4,994     $  7,147
    Interest costs on projected benefit obligation.................     9,005       11,584
    Return on plan assets..........................................   (10,441)     (11,456)
    Net amortization and deferral..................................       (31)      (1,629)
                                                                     --------     --------
              Net pension cost.....................................  $  3,527     $  5,646
                                                                     ========     ========

                      GDE HOLDINGS, INC. AND SUBSIDIARIES

     Increases in prior service cost resulting from plan amendments are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan. If the unrecognized gain or loss at the beginning of the year exceeds 10% of the greater of the projected benefit obligation or the market related value of plan assets, the excess is amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan.

     In the event the Company terminates the plan with plan assets in excess of accumulated benefits, the U.S. government may be entitled to receive an equitable interest in those assets.

     In addition to the retirement plan, the Company offers a savings plan. GDE Systems, Inc. Savings Plan ("Savings Plan") is organized under Section 401(K) of the Internal Revenue Code, and approximately 1,515 employees were eligible at November 17, 1994. Approximately 1,343 employees participated in the Savings Plan as of November 17, 1994. The Savings Plan provides that participants may contribute (a) 2% to 10% of annual salary up to $25,000 and 2% to 6% of annual salary over $25,000, which contributions are matched by the Company at a rate of 50%, and (b) up to an additional 4% of annual salary, which contribution is not matched by the Company. The Company recorded expense for the forty-six weeks ended November 17, 1994 and the twelve months ended December 31, 1993 of $2,478 and $2,927, respectively, related to this plan.

     The Company also offers senior management a deferred compensation plan. The plan is not qualified under Section 401 of the Internal Revenue Code. The salary deferred pursuant to this plan for the forty-six weeks ended November 17, 1994 and the twelve months ended December 31, 1993 was $2,100 and $2,362, respectively.

9. POST-RETIREMENT MEDICAL PLAN AND LIFE INSURANCE BENEFITS

     In addition to the Company's defined benefit pension plan (note 8), the Company sponsors defined benefit health care and life insurance plans that provide post-retirement benefits to certain employees who meet minimum age and service requirements. The plans are contributory and contain other cost-sharing features such as deductibles and coinsurance. The Company's policy is to fund the cost of medial benefits in amounts determined at the discretion of management.

     The Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions," effective November 20, 1992. As a result of escalating health care costs, and their impact on the Company's financial viability, in March 1993 the Company announced its intention to terminate its salaried retiree medical plans effective July 1, 2008. The current retiree plans will continue until that time with the premium capped at the rate in effect July 1, 1993 plus an escalation of 5% per year through 1997. Additionally, the terms of company-sponsored life insurance for retirees was amended, reducing the amount of Company paid life insurance for certain active employees. Post-retirement benefit obligations as of November 17, 1994 and December 31, 1993 were $15,657 and $15,505, respectively.

     Net periodic post-retirement benefit cost for the forty-six weeks ended November 17, 1994 and the twelve months ended December 31, 1993 include the following components:

                                                                          1994       1993
                                                                         ------     ------
    Service cost.......................................................  $  237     $  277
    Interest cost......................................................     817      1,059
                                                                         ------     ------
                                                                         $1,054     $1,336
                                                                         ======     ======

     For measurement purposes, 11.0% to 13.0% annual rates of increase, depending on participant criteria, in the per capita cost of covered benefits (i.e., health care cost trend rate) were assumed for 1994; the rate was assumed to decrease gradually to 5.5% for all participants by the year 2000 and remain at that level thereafter.

                      GDE HOLDINGS, INC. AND SUBSIDIARIES

The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care trend rates by one percentage point would increase the accumulated post-retirement benefit obligation (post plan changes) as of November 17, 1994 by $190 and the aggregate of the service and interest cost components of the net periodic post-retirement benefit cost for the period January 1, 1994 through November 17, 1994 by $42.

     The weighted-average discount rate used in determining the accumulated post-retirement benefit obligation was 8.0% at November 17, 1994 and 7.0% at December 31, 1993.

10. MANAGEMENT EQUITY PARTICIPATION

     Effective March 1, 1993, the Company allowed certain senior members of management to acquire an equity position through the purchase of stock at the issue price of $10 per share. To date, members of management have purchased 201,250 shares. As a result of the Tracor acquisition, all shares owned by management were acquired (See note 1).

11. STOCK OPTION PLAN

     The Board of Directors and the shareholders of the Company have adopted a stock option plan effective January 14, 1993. The options were offered to outside board members and senior management of the Company and have two distinct components. One half of the options ("time options") vest at a rate of 20% per year on the last day of each calendar year beginning in 1993. The other half ("performance options") vest at a rate of 20% per year based on achievement by the Company of specific earnings goals which have been established for the next five years. The total number of options authorized under the plan is 152,444. There were 152,272 options issued and outstanding at November 17, 1994. The exercise price of all outstanding options is $10 which the Company believes to have been the fair market value at the time the options were granted. As a result of the Tracor acquisition, the existing stock options were canceled and the option holders received consideration from Tracor based on the per share price defined in the purchase agreement. (See Note 1)

12. STOCK APPRECIATION RIGHTS

     The Board of Directors and the shareholders of the Company have adopted a stock appreciation right plan effective July 1, 1993. All active full-time Company employees have been issued ten Stock Appreciation Rights (SARs) at an issue price of $10 per SAR as specified in the SAR plan. As a result of the Tracor acquisition, the SAR plan was terminated and all active employees were paid for the appreciation according to the plan document. The cost associated with the plan as of November 17, 1994 and December 31, 1993 was $874 and $69 respectively (See note 1).

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  THE SECURITIES DESCRIBED HEREIN, NOR SHALL THERE BE ANY SALE OF THESE  *
*  SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR    *
*  SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER    *
*  THE SECURITIES LAWS OF ANY SUCH JURISDICTION.                          *
*                                                                         *
***************************************************************************


PROSPECTUS (SUBJECT TO COMPLETION)                          ALTERNATE COVER PAGE
ISSUED JUNE   , 1996                                  (INTERNATIONAL PROSPECTUS)

                                           SHARES

                                     TRACOR
                                  COMMON STOCK
                            ------------------------
Of the           Shares of Common Stock being offered hereby,           Shares
are being offered initially outside the United States and Canada by the
 International Underwriters and           Shares are being offered in the
   United States and Canada by the U.S. Underwriters. See "Underwriters." Of
   the           Shares of Common Stock being offered hereby,
     Shares are being sold by the Company and           Shares are being
      sold by the Selling Stockholders. See "Selling Stockholders." The
       Company will not receive any of the proceeds from the sale of the
        Shares being sold by the Selling Stockholders. The Common Stock is quoted on the Nasdaq National Market under the symbol
          "TTRR." On June   , 1996, the reported last sale price of
           the Common Stock on the Nasdaq National Market was $     .
                            ------------------------
 SEE "RISK FACTORS" BEGINNING ON PAGE    HEREOF FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
           SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                              PRICE $      A SHARE

                            ------------------------

                                                  UNDERWRITING                       PROCEEDS TO
                                    PRICE TO     DISCOUNTS AND    PROCEEDS TO          SELLING
                                     PUBLIC      COMMISSIONS(1)    COMPANY(2)      STOCKHOLDERS(2)
                                    --------     --------------   -----------      ---------------
Per Share.......................        $              $               $                  $
Total(3)........................    $              $               $                  $

- ---------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."

(2) The Company has agreed to pay the expenses of the offering, estimated at
    $          .

(3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of additional shares at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to the Company
    and Proceeds to Selling Stockholders will be $          , $          ,
    $          and $          , respectively. See "Underwriters."

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Skadden, Arps, Slate, Meagher & Flom, counsel for the Underwriters. It is expected that
delivery of the Shares will be made on or about             , 1996, at the
offices of Morgan Stanley & Co. Incorporated, New York, New York, against payment therefor in immediately available funds.

MORGAN STANLEY & CO.
   INTERNATIONAL
                 BEAR, STEARNS INTERNATIONAL LIMITED
                                 BANKERS TRUST INTERNATIONAL PLC
                                               OPPENHEIMER & CO., INC.
            , 1996

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses payable by the Company in connection with the issuance and distribution of the securities being registered:

    Registration fee.............................................................  $21,481.55
    NASD filing fee..............................................................   17,500.00
    Printing and engraving expenses..............................................      *
    Blue sky fees and expenses (including legal fees and expenses)...............      *
    Legal fees and expenses......................................................      *
    Accounting fees and expenses.................................................   10,000.00
    Miscellaneous................................................................   15,000.00
                                                                                   ----------
              Total..............................................................  $   *

- ---------------

*   To be supplied by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Pursuant to the provisions of Section 145(a) of the Delaware General Corporation Law, the Company has the power to indemnify anyone made or threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) because such person is or was a director or officer of the Company against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in the defense or settlement of such action, suit, or proceeding, provided that (i) such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the Company's best interest and
(ii) in the case of a criminal proceeding such person had no reasonable cause to believe his conduct was unlawful.

     With respect to an action or suit by or in the right of the Company to procure a judgment in its favor, Section 145(b) of the Delaware General Corporation Law provides that the Company shall have the power to indemnify anyone who was, is, or is threatened to be made a party to any threatened, pending, or completed action or suit brought by or in the right of the Company to procure a judgment in its favor because such person is or was a director or officer of the Company against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the Company's best interests, except that no indemnification shall be made in a case in which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall have determined upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.

     Indemnification as described above shall be granted in a specific case only upon a determination that indemnification is proper under the circumstances using the applicable standard of conduct which is made by (a) a majority of a quorum of directors who were not parties to such proceeding, (b) independent legal counsel in a written opinion if such quorum cannot be obtained or if a quorum of disinterested directors so directs, or (c) the shareholders of the Company.

     Section 145(g) of the Delaware General Corporation Law permits the purchase and maintenance of insurance to indemnify directors and officers against any liability asserted against or incurred by them in any such capacity, whether or not the Company itself would have the power to indemnify any such director or officer against such liability. The Company has such insurance.

     The Certificate of Incorporation of the Company provides for the indemnification of directors and officers of the Company to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as the same may be amended or supplemented. The Certificate of Incorporation further provides that the indemnification provided for therein shall not be exclusive of any rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders, or disinterested directors, or otherwise. Reference is hereby made to the relevant provisions of the Certificate of Incorporation of the Company which has previously been filed. Any such provision of the Certificate of Incorporation is valid only to the extent it is consistent with Section 145 of the Delaware General Corporation Law.

     The Certificate of Incorporation also contains a provision that eliminates the personal liability of the Company's directors to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director. The provision does not limit a director's liability for (i) breaches of duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith, involving intentional misconduct or involving knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions under Section 174 of the Delaware General Corporation Law, or (iv) transactions in which the director received an improper personal benefit. Depending on judicial interpretation, the provision may not affect liability for violations of the federal securities laws.

     The Company maintains insurance for its officers and directors which provides for indemnification of directors and officers. The premiums for such insurance are paid by the Company.

ITEM 16.  EXHIBITS

  EXHIBIT
    NO.
  -------
    1.1     Underwriting Agreement dated             , 1996 among the Company, the Selling
            Stockholders, and the Underwriters.**
    3.1     Certificate of Incorporation of the Company -- Exhibit 3.1 to Form 10, File Number
            0-20227, filed July 17, 1992, is incorporated herein by reference.
    3.2     Bylaws of the Company -- Exhibit 3.2 to Form 10, File Number 0-20227, filed July
            17, 1992, is incorporated herein by reference.
    3.3     Certificate of Incorporation of Tracor Aerospace, Inc. (1)
    3.4     Bylaws of Tracor Aerospace, Inc. (1)
    3.5     Certificate of Incorporation of Tracor Applied Sciences, Inc. (1)
    3.6     Bylaws of Tracor Applied Sciences, Inc. (1)
    3.7     Certificate of Incorporation of Tracor Flight Systems, Inc. (1)
    3.8     Bylaws of Tracor Flight Systems, Inc. (1)
    3.9     Certificate of Incorporation of Vitro Corporation, together with Certificate of
            Amendment to Certificate of Incorporation (1)
    3.10    Bylaws of Vitro Corporation (1)
    3.11    Certificate of Incorporation of Vitro Service Corporation (1)
    3.12    Bylaws of Vitro Services Corporation (1)
    3.13    Articles of Incorporation of Quality Systems, Inc. (1)
    3.14    Bylaws of Quality Systems, Inc. (1)
    3.15    Certificate of Incorporation of Vitro Technical Services, Inc. (1)
    3.16    Bylaws of Vitro Technical Services, Inc. (1)
    3.17    Certificate of Incorporation of Vitro Systems International Corporation, together with Certificate of Amendment of Certificate of Incorporation (1)
    3.18    Bylaws of Vitro Systems International Corporation (1)
    3.19    Restated Certificate of Incorporation of GDE Holdings, Inc. (4)
    3.20    Bylaws of GDE Holdings, Inc. (4)
    3.21    Certificate of Incorporation of GDE Systems, Inc. (4)
    3.22    Bylaws of GDE Systems, Inc. (4)

  EXHIBIT
    NO.
  -------
    3.23    Certificate of Incorporation of GDE Systems Imaging, Inc. (4)
    3.24    Bylaws of GDE Systems Imaging, Inc. (4)
    3.25    Restated Certificate of Incorporation of HealthCom, Inc. (4)
    3.26    Bylaws of HealthCom, Inc. (4)
    3.27    Certificate of Incorporation of Helava Associates, Inc. (4)
    3.28    Bylaws of Helava Associates, Inc. (4)
    3.29    Articles of Incorporation of AEL Industries, Inc.(9)
    3.30    Bylaws of AEL Industries, Inc.(9)
    4.1     Registration Rights Agreement, dated as of November 17, 1994, among the Company and each of the holders of registerable securities that executed a counterpart signature page thereto (4)
    4.2     Holders Agreement, dated November 17, 1994, among the Company, Carlyle and the
            Holders party thereto (4)
    4.3     Amendment to Holders Agreement, dated November 17, 1994, among Tracor and Carlyle
            (4)
    4.4     Series A Indenture, dated as of November 17, 1994, among the Company, each
            Subsidiary Guarantor, and U.S. Trust Company of Texas, N.A., as Trustee, relating to the Series A Notes (4)
    4.5     First Supplemental Indenture, dated as of April 11, 1995, to Indenture dated as of
            November 17, 1994, among the Company, each Subsidiary Guarantor, and U.S. Trust
            Company of Texas, N.A., as Trustee, relating to the Series A Notes(9)
    4.6     Second Supplemental Indenture, dated as of February 22, 1996, to Indenture dated as of November 17, 1994, among the Company, each Subsidiary Guarantor, and U.S. Trust
            Company of Texas, N.A., as Trustee, relating to the Series A Notes(9)
    4.7     Specimen Series A Note (4)
    4.8     Indenture, dated as of August 15, 1993, among the Company, each Subsidiary
            Guarantor, and U.S. Trust Company of Texas, N.A., as Trustee, relating to the
            Existing Notes (2)
    4.9     First Supplemental Indenture, dated as of November 17, 1994, among the Company, each Subsidiary Guarantor, and U.S. Trust Company of Texas, N.A., as Trustee
            relating to the Existing Notes (4)
    4.10    Second Supplemental Indenture, dated as of February 22, 1996, among the Company, each Subsidiary Guarantor, and U.S. Trust Company of Texas, N.A., as Trustee
            relating to the Existing Notes(9)
    4.11    Registration Rights Agreement dated as of December 20, 1991 by and among the
            Company, Westmark Systems, Inc. and certain other parties thereto (1)
    4.12    Credit Agreement among Tracor, the lending institutions party to the Credit
            Agreement, Credit Lyonais, Cayman Island Branch, as Co-Agent and Bankers Trust
            Company, as Agent, dated as of August 25, 1993, amended and restated as of November
            17, 1994 and further amended and restated as of February 22, 1996(9)
    4.13    1995 Stock Plan for Employees of Tracor, Inc. and Subsidiaries (6)
    4.14    Specimen Certificate representing Common Stock of Tracor, Inc. (7)
    5.1     Opinion of Winstead Sechrest & Minick P.C. **
   10.1     Form of Employment and Non-Competition Agreement (Form One) (4)
   10.2     Form of Employment and Non-Competition Agreement (Form Two) (4)
   10.3     Form of Employment and Non-Competition Agreement (Form One-A) (4)
   10.4     Form of Employment and Non-Competition Agreement (Form Two-A) (4)
   10.5     Employment Agreement and Executive Stock Agreement, dated November 20, 1992 between
            GDE Systems and Dr. Terry A. Straeter (4)
   10.6     Amendment to Employment Agreement and Executive Stock Agreement, dated November 17,
            1994 between GDE Systems and Dr. Terry A. Straeter (4)
   10.7     Acquisition Agreement dated as of March 9, 1996, and First Amendment thereto, by and among the Company and Westmark Systems, Inc.(9)

  EXHIBIT
    NO.
  -------
   10.8     Form of Registration Rights Agreement to be entered into by and between the Company and the stockholders signatory thereto(9)
   11.1     Statement regarding computation of income per share -- Tracor*
   11.2     Statement regarding computation of income per share -- Pro Forma Tracor and AEL*
   21.1     Subsidiaries of the Registrant(9)
   23.1     Consent of Ernst & Young LLP*
   23.2     Consent of KPMG Peat Marwick LLP*
   23.3     Consent of Ernst & Young LLP*
   23.4     Consent of Winstead Sechrest & Minick P.C. (contained in their opinion filed as
            Exhibit 5.1 to the Registration Statement)**
   24.1     Powers of Attorney (included on page II-6)*

- ---------------
 *  Filed herewith.

**  To be filed by amendment.

(1) Previously filed with the Commission as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-65448) on July 2, 1993 and incorporated herein by reference.

(2) Previously filed with the Commission as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-67562) on August 18, 1993 and incorporated herein by reference.

(3) Previously filed with the Commission as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-89886) on March 2, 1995 and incorporated herein by reference.

(4) Previously filed with the Commission as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-89578) on February 17, 1995 and incorporated herein by reference.

(5) Previously filed with the Commission as an exhibit to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (No. 33-89578) on April 12, 1995 and incorporated herein by reference.

(6) Previously filed with the Commission as an exhibit to the Registrant's Registration Statement on Form S-8 (No. 33-93186) on June 2, 1995 and incorporated herein by reference.

(7) Previously filed with the Commission as an exhibit to the Registrant's Registration Statement on Form S-10 (No. 0-20227) on July 17, 1992 and incorporated herein by reference.

(8) Previously filed with the Commission as an exhibit to the Registrant's Current Report on Form 8-K dated March 9, 1996 and incorporated herein by reference.

(9) Previously filed with the Commission as an exhibit to the Registrant's Registration Statement on Form S-4/S-3 (No. 333-03330) on April 10, 1996 and incorporated herein by reference.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on June 6, 1996.

                                      TRACOR, INC.

                                      By:      /s/  JAMES B. SKAGGS
                                         --------------------------------
                                         James B. Skaggs
                                         President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes and appoints James B. Skaggs and Robert K. Floyd, and each of them, any one of whom may act without the joinder of the other, as his attorney-in-fact to sign on his behalf individually and in the capacity stated below, all amendments and post-effective amendments to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                 SIGNATURE                                  TITLE                     DATE
- -------------------------------------------  -----------------------------------  -------------
By:  /s/  JAMES B. SKAGGS                     Director, President and Chief        June 6, 1996
- -------------------------------------------     Executive Officer (Principal
          James B. Skaggs                       Executive Officer)

By:  /s/  ROBERT K. FLOYD                     Vice President, (Principal            June 6 1996
- -------------------------------------------     Financial and Accounting Officer
          Robert K. Floyd                       of Registrant)

By:  /s/  JULIAN DAVIDSON                     Director                             June 6, 1996
- -------------------------------------------
          Julian Davidson

By:  /s/  ANTHONY GRILLO                      Director                             June 6, 1996
- -------------------------------------------
          Anthony Grillo

By:  /s/  BOB MARBUT                          Director                             June 6, 1996
- -------------------------------------------
          Bob Marbut

By:  /s/  ELVIS L. MASON                      Director                             June 6, 1996
- -------------------------------------------
          Elvis L. Mason

By:  /s/  WILLIAM E. CONWAY                   Director                             June 6, 1996
- -------------------------------------------
          William E. Conway

By:  /s/  THOMAS P. STAFFORD                  Director                             June 6, 1996
- -------------------------------------------
          Thomas P. Stafford

                                 EXHIBIT INDEX

                                                                                     SEQUENTIALLY
  EXHIBIT                                                                             NUMBERED
    NO.                                   DESCRIPTION                                   PAGES
  -------   -----------------------------------------------------------------------  -----------
    1.1     Underwriting Agreement dated             , 1996 among the Company, the
            Selling Stockholders, and the Underwriters.**
    3.1     Certificate of Incorporation of the Company -- Exhibit 3.1 to Form 10,
            File Number 0-20227, filed July 17, 1992, is incorporated herein by reference.
    3.2     Bylaws of the Company -- Exhibit 3.2 to Form 10, File Number 0-20227,
            filed July 17, 1992, is incorporated herein by reference.
    3.3     Certificate of Incorporation of Tracor Aerospace, Inc. (1)
    3.4     Bylaws of Tracor Aerospace, Inc. (1)
    3.5     Certificate of Incorporation of Tracor Applied Sciences, Inc. (1)
    3.6     Bylaws of Tracor Applied Sciences, Inc. (1)
    3.7     Certificate of Incorporation of Tracor Flight Systems, Inc. (1)
    3.8     Bylaws of Tracor Flight Systems, Inc. (1)
    3.9     Certificate of Incorporation of Vitro Corporation, together with
            Certificate of Amendment to Certificate of Incorporation (1)
    3.10    Bylaws of Vitro Corporation (1)
    3.11    Certificate of Incorporation of Vitro Service Corporation (1)
    3.12    Bylaws of Vitro Services Corporation (1)
    3.13    Articles of Incorporation of Quality Systems, Inc. (1)
    3.14    Bylaws of Quality Systems, Inc. (1)
    3.15    Certificate of Incorporation of Vitro Technical Services, Inc. (1)
    3.16    Bylaws of Vitro Technical Services, Inc. (1)
    3.17    Certificate of Incorporation of Vitro Systems International
            Corporation, together with Certificate of Amendment of Certificate of
            Incorporation (1)
    3.18    Bylaws of Vitro Systems International Corporation (1)
    3.19    Restated Certificate of Incorporation of GDE Holdings, Inc. (4)
    3.20    Bylaws of GDE Holdings, Inc. (4)
    3.21    Certificate of Incorporation of GDE Systems, Inc. (4)
    3.22    Bylaws of GDE Systems, Inc. (4)
    3.23    Certificate of Incorporation of GDE Systems Imaging, Inc. (4)
    3.24    Bylaws of GDE Systems Imaging, Inc. (4)
    3.25    Restated Certificate of Incorporation of HealthCom, Inc. (4)
    3.26    Bylaws of HealthCom, Inc. (4)
    3.27    Certificate of Incorporation of Helava Associates, Inc. (4)
    3.28    Bylaws of Helava Associates, Inc. (4)
    3.29    Articles of Incorporation of AEL Industries, Inc.(9)
    3.30    Bylaws of AEL Industries, Inc.(9)
    4.1     Registration Rights Agreement, dated as of November 17, 1994, among the
            Company and each of the holders of registerable securities that executed a counterpart signature page thereto (4)
    4.2     Holders Agreement, dated November 17, 1994, among the Company, Carlyle and the Holders party thereto (4)
    4.3     Amendment to Holders Agreement, dated November 17, 1994, among Tracor and Carlyle (4)
    4.4     Series A Indenture, dated as of November 17, 1994, among the Company, each Subsidiary Guarantor, and U.S. Trust Company of Texas, N.A., as
            Trustee, relating to the Series A Notes (4)

                                                                                     SEQUENTIALLY
  EXHIBIT                                                                             NUMBERED
    NO.                                   DESCRIPTION                                   PAGES
  -------   -----------------------------------------------------------------------  -----------
    4.5     First Supplemental Indenture, dated as of April 11, 1995, to Indenture dated as of November 17, 1994, among the Company, each Subsidiary
            Guarantor, and U.S. Trust Company of Texas, N.A., as Trustee, relating to the Series A Notes(9)
    4.6     Second Supplemental Indenture, dated as of February 22, 1996, to
            Indenture dated as of November 17, 1994, among the Company, each
            Subsidiary Guarantor, and U.S. Trust Company of Texas, N.A., as
            Trustee, relating to the Series A Notes(9)
    4.7     Specimen Series A Note (4)
    4.8     Indenture, dated as of August 15, 1993, among the Company, each
            Subsidiary Guarantor, and U.S. Trust Company of Texas, N.A., as
            Trustee, relating to the Existing Notes (2)
    4.9     First Supplemental Indenture, dated as of November 17, 1994, among the
            Company, each Subsidiary Guarantor, and U.S. Trust Company of Texas,
            N.A., as Trustee relating to the Existing Notes (4)
    4.10    Second Supplemental Indenture, dated as of February 22, 1996, among the
            Company, each Subsidiary Guarantor, and U.S. Trust Company of Texas,
            N.A., as Trustee relating to the Existing Notes(9)
    4.11    Registration Rights Agreement dated as of December 20, 1991 by and among the Company, Westmark Systems, Inc. and certain other parties thereto (1)
    4.12    Credit Agreement among Tracor, the lending institutions party to the
            Credit Agreement, Credit Lyonais, Cayman Island Branch, as Co-Agent and
            Bankers Trust Company, as Agent, dated as of August 25, 1993, amended and restated as of November 17, 1994 and further amended and restated
            as of February 22, 1996(9)
    4.13    1995 Stock Plan for Employees of Tracor, Inc. and Subsidiaries (6)
    4.14    Specimen Certificate representing Common Stock of Tracor, Inc. (7)
    5.1     Opinion of Winstead Sechrest & Minick P.C. **
   10.1     Form of Employment and Non-Competition Agreement (Form One) (4)
   10.2     Form of Employment and Non-Competition Agreement (Form Two) (4)
   10.3     Form of Employment and Non-Competition Agreement (Form One-A) (4)
   10.4     Form of Employment and Non-Competition Agreement (Form Two-A) (4)
   10.5     Employment Agreement and Executive Stock Agreement, dated November 20,
            1992 between GDE Systems and Dr. Terry A. Straeter (4)
   10.6     Amendment to Employment Agreement and Executive Stock Agreement, dated
            November 17, 1994 between GDE Systems and Dr. Terry A. Straeter (4)
   10.7     Acquisition Agreement dated as of March 9, 1996, and First Amendment thereto, by and among the Company and Westmark Systems, Inc.(9)
   10.8     Form of Registration Rights Agreement to be entered into by and between the Company and the stockholders signatory thereto(9)
   11.1     Statement regarding computation of income per share -- Tracor*
   11.2     Statement regarding computation of income per share -- Pro Forma Tracor and AEL*
   21.1     Subsidiaries of the Registrant(9)
   23.1     Consent of Ernst & Young LLP*
   23.2     Consent of KPMG Peat Marwick LLP*
   23.3     Consent of Ernst & Young LLP*

                                                                                     SEQUENTIALLY
  EXHIBIT                                                                             NUMBERED
    NO.                                   DESCRIPTION                                   PAGES
  -------   -----------------------------------------------------------------------  -----------
   23.4     Consent of Winstead Sechrest & Minick P.C. (contained in their opinion filed as Exhibit 5.1 to the Registration Statement)**
   24.1     Powers of Attorney (included on page II-6)*

- ---------------
 *  Filed herewith.

**  To be filed by amendment.

(1) Previously filed with the Commission as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-65448) on July 2, 1993 and incorporated herein by reference.

(2) Previously filed with the Commission as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-67562) on August 18, 1993 and incorporated herein by reference.

(3) Previously filed with the Commission as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-89886) on March 2, 1995 and incorporated herein by reference.

(4) Previously filed with the Commission as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-89578) on February 17, 1995 and incorporated herein by reference.

(5) Previously filed with the Commission as an exhibit to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (No. 33-89578) on April 12, 1995 and incorporated herein by reference.

(6) Previously filed with the Commission as an exhibit to the Registrant's Registration Statement on Form S-8 (No. 33-93186) on June 2, 1995 and incorporated herein by reference.

(7) Previously filed with the Commission as an exhibit to the Registrant's Registration Statement on Form S-10 (No. 0-20227) on July 17, 1992 and incorporated herein by reference.

(8) Previously filed with the Commission as an exhibit to the Registrant's Current Report on Form 8-K dated March 9, 1996 and incorporated herein by reference.

(9) Previously filed with the Commission as an exhibit to the Registrant's Registration Statement on Form S-4/S-3 (No. 333-03330) on April 10, 1996 and incorporated herein by reference.